FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March 2007

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒             Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

NATIONAL BANK OF GREECE S.A.

Management’s report

for the financial year 2006

March 2007

National Bank of Greece	Management’s Report 2006

Management’s report

on the consolidated financial statements of National Bank of Greece for the financial year 2006

Dear Shareholder,

2006 was a favorable year for the international economy, with global growth topping 5.1% mainly due to growth in the emerging economies of China and India, as well as the economies of the US and Japan. Likewise, there have been clear signs of growth in Europe. Within an environment of high oil prices, the monetary authorities around the world (some earlier, some later) proactively pushed up their interest rates in an effort to contain inflationary pressures without putting a brake on growth rates.

In the EU, GDP grew by 2.8% from 1.6% in 2005, while in the euro area growth was in the region of 2.8%, reflecting for the most part domestic consumption rather than net exports. The fiscal position of the member countries whose deficits exceeded the targets have improved thanks to the gradual reduction in the high deficits, thereby strengthening margins for further growth.

In Greece, the economy continued for yet another year to grow at rates well above the European average, reaching 4.2% as compared with 3.7% in 2005. This growth reflected both the increased domestic demand and a recovery in investments and exports of goods and services. The stronger domestic demand was boosted mainly by lower interest rates and rapid growth in household and business credit, with the average consumer price index dropping from 3.5% in 2005 to 3.2% in 2006. In the sphere of public finance, the deficit showed an improvement compared with the previous year, with the General Government deficit falling from 5.2% of GDP in 2005 to 2.6% in 2006, while the corresponding debt declined to 104.1% of GDP.

The favorable macroeconomic outlook for the country, together with the growth dynamic presented by the banking sector in Greece, is reflected in the high valuations of the major Greek banks, their robust capital adequacy and strong profitability. Thanks to the fast growth of the Greek economy and the expansion in household and business credit, Greek banks have moved beyond the domestic market and are broadening their activities in Southeast Europe, becoming key players in the region.

Over the past two years, the NBG Group has strengthened its position, implementing major restructuring while also forging a broader international profile, both in terms of its shareholder base and its business activities. The Bank aspires to become a strong financial group that will lead the banking market in the region of SE Europe, delivering superior value to its shareholders. The historic performance of 2006, with net profit after tax and minority interests reaching almost €1 billion, serves to vindicate the strategic choices of the Bank in Greece and the wider region.

Financial results

Group net profit after tax and minority interests grew to €990.1 million in 2006, up 36.1% on the previous year. This figure includes €89.8 million profit of Finansbank, at a Group share of 55.7% for the 135 days from the completion of the acquisition of the majority shareholding on 18 August 2006 through to the end of the year. Finansbank’s total profits over the same period amounted to €159.6 million. If Finansbank`s share and the one-off €100.6 million tax payment on the Bank’s reserves are excluded from the results, the Group’s profitability in 2006 totals €1,007 million, up 38.4% on 2005. As a result of the Group’s strong profitability, return on equity in 2006 reached 28.7%. This performance puts the Group among the top of Greek and European banks in terms of return on equity.

The spectacular increase in profitability in 2006 reflects the dynamic growth posted across all sources of income and the ongoing reorganization and broadening of the Group’s activities, which leads to a gradual decline in operating costs. As a result, the Group’s core income grew by around 31.3%.

The main growth driver for the Group’s core income has been the steadily strengthening interest income. Group net interest income in 2006 totalled approximately €2.1 billion, up 33.5% on the previous year. The momentum in interest income is reflected in the 10% growth posted in Q3 and Q4, pushing net interest income in 2006:Q4 to the level of €526 million, excluding Finansbank It is notable that, excluding Finansbank, net interest margin rose to a record high of 3.76% at the end of 2006:Q4 compared with 3.50% in Q3 and 3.16% for the whole previous year. This was due to the ongoing improvement in the asset mix and the dynamic growth in the Group’s loan book, particularly retail.

Net commission income in 2006 rose to €548.2 million compared with €425.1 million in 2005, up 29.0% y-o-y. Although intense and generalized competition in Greece had an adverse impact on retail commissions, the positive contribution of other fees and commissions, particularly mutual fund commissions, more than offset the difference.

A key strategic objective of the Bank is to strengthen its position in the mutual funds market, particularly high value-added funds. In the face of adverse conditions, the Group managed to increase its market share in mutual funds overall to 29%, taking first place in the domestic market. Particularly encouraging was the increase in market share of equity and bond funds from 10.9% to 12.7% in 2006.

In 2006, insurance business posted a 6.0% improvement, rising to over €106 million. This reflects the structural changes in the Group’s insurance operations, principally at Ethniki Insurance, and the more intensive marketing of insurance products to the large customer base of NBG via its extensive branch network.

Total Group lending amounted to €44.1 billion at the end of 2006, up 44.1% y-o-y. Over the same period retail lending posted spectacular growth of 37.0%, meaning that retail credit now accounts for 57.9% of total lending.

Mortgages surged by 29.9%, with mortgages outstanding exceeding €15.3 billion at the end of the year and corresponding to 34.8% of total Group lending. This result confirms the supremacy of NBG in the local mortgage lending market where it enjoys a market share of 24%. In 2006, disbursements of new mortgage loans exceeded €3.5 billion, of which €1.1 billion were disbursed in Q4, up
22% q-o-q.

Consumer loans outstanding totalled €7.2 billion at the end of the year, up 51.4% y-o-y, playing a key role in the performance of commissions deriving from consumer credit, which grew by 33.0% during the year.

Substantial growth was also posted by Group lending to businesses and professionals, which reached to €21.5 billion at year end. A key role was played by domestic financing for professionals and businesses with turnover below €2.5 million and SMEs with turnover of €2.5-€50 million that, after excluding Finansbank, reported impressive growth of 45% and 25% respectively. The corporate loan book topped €9.6 billion, up 10% y-o-y. Further growth in this loan book is planned by leveraging cross selling potential, with an emphasis on profitable categories of Project Finance and Cross Border Trade, tapping the synergies offered by corresponding specialized units at Finansbank.

The ratio of non-performing loans to the total loan book declined to 4.0%, from 4.7% in December 2005. NPLs after provisions for bad and doubtful debt today account for just 0.6% of the total loan book. The sound loan growth of recent years reflects ongoing discipline in implementing strict credit approval rules coupled with the adoption by the Group of state-of-the-art procedures and systems for controlling and managing credit risk.

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Total Group deposits in 2006 grew by 22.8% to over €53 billion. Savings and sight deposits grew by 3.2% reaching €31 billion, while time deposits presented growth of over 80%. NBG’s large market share of deposits gives it a strong competitive advantage since this facilitates the smooth financing of the Group’s expanding activities and investment plans in Greece and the wider region.

Although lending continued to increase at a rapid pace, the fast growth in deposits in 2006 helped maintain the Group’s balance-sheet leverage (ratio of loans to deposits) at the low level of 83% approximately.

Group operating costs grew by 19.7% on an annual basis, reflecting mainly the expansion of the Group’s business in SE Europe and Turkey as well the increased staff expenditure due to the one-off cost of voluntary early retirement programmes at various Group subsidiaries and the cost of compliance with Basel II rules and the Sarbanes-Oxley Act. The Group’s efficiency (cost/income) ratio, excluding Finansbank, stood at 50.3%, improved by 3 percentage points on the previous year, reflecting the emphasis that has been placed on keeping operating costs on a tight rein.

The NBG Group in SE Europe

Despite the considerable cost of expanding Group business in SE Europe, all our units made substantial improvements in their profits. In 2006, Group net profit after tax in SE Europe grew by approximately 57% over the previous year’s results. The key driver behind growth in the region was business in Bulgaria and Romania via the local subsidiaries United Bulgarian Bank and Banca Romaneasca, as well as expansion into the Serbian market with the acquisition of Vojvodjanska Banka.

At the beginning of the year, the NBG Group completed its acquisition of Alpha Insurance Romania from the Alpha Bank Group, thereby broadening its presence in the insurance market of Romania. The company was renamed “NBG Asigurari S.A.” and has signed a cooperation agreement with Alpha Bank Romania for the next five years.

Exploiting the strong position enjoyed by United Bulgarian Bank, the Group set up life insurance and general insurance companies in Bulgaria, with Ethniki Insurance teaming up with American International Group Inc. (AIG).

NBG strengthened its position in the Serbian market with the acquisition of Vojvodjanska Banka.  Vojvodjanska is the sixth largest Serbian bank in terms of assets, and runs the second largest branch network in the country. Following this acquisition, NBG’s market share in the Serbian market stands at around 8% vis-à-vis deposits and 6% vis-à-vis loans, thus ranking it among the top banks in the country.

With the addition of Vojvodanska’s 168 units plus the opening of 95 new branches by other SE Europe subsidiaries, the Group now runs a total of 520 fully functional branches, almost the same as the Bank’s network in Greece. Group lending in the region grew by a robust 44.0% in 2006 to €3.1 billion. Yet again, retail banking led the way, with the total retail loan book expanding at the impressive rate of 52% annually. It is particularly encouraging that over the course of the year the expanding loan book has been accompanied by a relative decline in non-performing debt to a ratio of less than 4%.

Acquisition of Finansbank

For National Bank, the expansion of its activities into Turkey is an integral part of its overall strategy, and has been vindicated by the strong performance of Finansbank, which was consolidated by the NBG Group for the first time. The net profit of the Finansbank Group for the 135 days between the signing of the acquisition agreement and the end of the year totalled €159.6 million. The profit corresponding to NBG on the basis of the consolidation ratio (55.7%) prior to the recent public tender offer to minority shareholders amounted to €89.8 million. Note that 43.4% of the minority shareholders responded positively to the public tender offer, which was completed recently, thus bringing the NBG Group’s total stake in Finansbank to 89.4%. This strong performance by Finansbank reflects the dynamic course of its business, with retail banking comprising the principal lever for growth. At the same time, the bank’s network is expanding fast.

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In 2006, 101 new branches opened, 45 of these from August onwards, thus bringing the total number of Finansbank branches to 309 at 31 December 2006.

Risk management

The Group operates in a fast growing and changing environment and acknowledges its exposure to banking risks as well the need for effective risk management. Risk management and control consist an integral part of the Group’s commitment to providing continuous and high quality returns to shareholder.

To this effect, the Group has developed an overall strategic direction, addressing the core issues regarding its fundamental attitude towards risk and risk management, driven by business objectives and targeting the creation of shareholder value.

Particularly, the Group Risk Strategy:

•                  Lays the foundation on which the Group builds its risk culture, terminology, policies and procedures;

•                  Describes the Group’s risk management governance structure within a framework of three lines of defence (risk-taking units, Group Risk Management unit, Group Internal Audit unit);

•                  Defines the Group’s risk management principles;

•                  Defines the Group’s risk appetite and profile, as well as its risk-bearing capacity.

During 2006, the Group achieved significant progress on the implementation of the “Basel II” programme. The programme targets both the Group’s compliance with the new capital adequacy regulatory requirements and, further, the enhancement of risk and capital management capabilities. The “Basel II” programme currently consists of 140 projects, which are expected to exceed 200 after the incorporation of Finansbank and Vojvodjanska Banka.

Credit risk

The Group pays particular attention to implement the highest standards of credit risk management and control. Credit risk arises from an obligor’s (or group of obligors) failure to meet the terms of any contract established with NBG or NBG’s subsidiary. The Group employs credit risk rating systems, which are especially designed to meet the specific characteristics of its various loan exposures (e.g. the Moody’s Risk Advisor for the corporate loans portfolio, internal rating models for the retail loans portfolio etc.). The objective for using a credit risk rating system is to appropriately classify an obligor to a particular credit rating class and then to estimate the parameters of expected and unexpected loss, with the ultimate goal of protecting the profitability and the capital of the Group. The protection against credit risk is achieved through:

•                  The application of maximum limits for exposures to a particular obligor, a group of associated obligors, obligors that belong in the same economic sector etc.;

•                  The use of credit risk mitigation techniques (collaterals, guarantees);

•                  The incorporation of risk metrics in the pricing of products and services;

•                  The use of contemporary financial techniques for hedging credit risk.

Market risk

To effectively measure market risk, which is the risk of loss attributed to adverse changes in market driven factors such as the foreign exchange rates, the interest rates, the equity prices and the prices of derivative products, the Group applies the Value at Risk (VaR) model taking into account the sum of all trading and available for sale (AFS) positions in all currencies. The Group has established a framework of VaR limits in order to control and manage more efficiently the risks to which it is exposed, capturing both the individual risk factors (interest rates, foreign exchange rates, equity price risk) and the total level of market risk exposure.

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Operating risk

A particular section of the “Basel II” programme refers to the development and the implementation of an integrated operational risk management framework, in accordance with the new regulatory requirements and the international best practices. During the year 2006, NBG completed the development of:

•                  The operational risk strategy, policies and methodologies;

•                  A “pilot implementation” of the new framework at NBG level;

•                  The timeline for the gradual implementation of the framework to all Group activities.

Liquidity and interest rate risk

Furthermore, the Group systematically estimates and manages interest rate risk in the loan book as well as the liquidity risk, through:

•                  The analysis of repricing and liquidity gaps arising from its balance sheet structure;

•                  The measurement of balance sheet and net interest income sensitivity to possible and less possible shifts in the yield curves and

•                  The establishment of relevant limits.

Capital adequacy

The Group manages actively its capital base by taking advantage of the contemporary means for raising capital, with the objective to sustain its high capital adequacy ratios and, at the same time, to improve the weighted average cost of capital to the benefit of its shareholders. In this light, the Group has issued hybrid capital instruments as well as subordinated debt, eligible for inclusion in the regulatory capital base of the Group. The Total and the Tier I Capital Adequacy Ratios on 31.12.2006 stood at 15.6% and 12.4% respectively, comparing to 15.2% and 12.3% in 2005. The Group’s Capital Adequacy Ratios stand at a significantly higher level to the minimum regulatory limits that have been established by the Bank of Greece (8% and 4% for the Total and the Tier I Capital Adequacy Ratio respectively).

Corporate governance

NBG has embraced all international and Greek rules for corporate governance at Board level and runs Audit, Human Resources and Corporate Governance Committees. In December 2006, the Bank’s Board of Directors approved a Code of Conduct for the Bank and its Group. The newly formed Group Compliance Division is responsible for monitoring the implementation of the Code of Conduct. Also in 2006, the Bank activated all the procedures to meet Sarbanes-Oxley Act, as required by the Securities and Exchange Commission (“SEC”) of US.

Dividend policy

Given the positive picture presented by the Group’s profitability, the Bank’s Board of Directors proposes to the Annual General Meeting of Shareholders that €1 dividend per share be distributed, totalling €475 million comparing with €339 million in 2005, up 40% y-o-y. This amount will result from current and prior years results (€374.2 million) and taxed reserves (€100.8 million). On the basis of the closing price of the share at 31 December 2006, this figure represents a dividend yield of 2.9%.

Recognizing the crucial contribution of the staff in achieving these results and wishing to reward effort and efficiency, the Bank’s Board of Directors intends to propose to the Annual General Meeting of Shareholders that €32 million of the profit be distributed to the staff of the Bank. A further amount of €19 million will be distributed by the Bank’s subsidiary companies in Greece and abroad to their staff, raising the total distribution of profit to Group staff to €51 million, or 5% of net Group profit.

In November 2006, the Bank’s Board of Directors activated its Stock Options Programme for the staff of the Bank and its subsidiaries as approved by the General Meeting of Shareholders last year. In line with the Programme, Management approved the issue of 2,992,620 stock options for officers and staff of the Bank

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strictly on the basis of merit. The aim of the Programme is to link, on a long-term basis, pay with Group performance, as well as to enhance the value delivered to the Bank’s shareholders.

Takis Arapoglou
Chairman and CEO

7

Supplementary Report

To the Annual General Meeting of Shareholders

Of National Bank of Greece

pursuant to article 11a of Law 3371/2005

Pursuant to article 30 of Law 3461/106 A/30-5-2006 aligning national legislation with European Council Directive 2004/25/EC, article 11a was included in Law 3371/2005, which states that listed companies must submit a supplementary report to the General Meeting of Shareholders providing detailed information on specific issues. This Board of Directors’ report to the General Meeting of Shareholders contains the additional information required by article 11a of Law 3371/2005.

A) Share capital structure

NBG’s share capital amounts to €2,376,436,095 divided into 475,287,219 ordinary registered shares with voting rights, of a par value of €5.00 each NBG shares are listed for trading on the Athens Exchange (“ATHEX”).

NBG shareholders’ rights issuing from its share depend on the share capital portion that corresponds to the paid up value of their shares. Each share embodies all the rights and obligations provided for by law and the company’s Articles of Association. Specifically:

•     The right to participate in and vote at the General Meeting of Shareholders.

•     The right to a dividend from the Bank’s profit for the year ended, or from liquidation, which amounts to 35% of the net profit following allocation of statutory reserves, or 6% of the paid-up capital (whichever is higher). This is annually distributed to shareholders as first dividend, whereas distribution of supplementary dividend is subject to General Meeting resolution. Entitled to a dividend are shareholders whose names appear in the Register of NBG’s Shareholders on the date the dividend beneficiaries are determined, and a dividend on each share owned by them is paid within 2 months of the date of the General Meeting of Shareholders that approved the Bank’s annual financial statements. The dividend payment method and place are announced in the press. After the lapse of five (5) years from the end of the year in which the General Meeting approved the dividend, the right to collect the dividend expires and the corresponding amount is forfeited in favor of the Greek state.

•     The preemptive right to each share capital increase in cash and issue of new shares.

•     The right to receive a copy of the Bank’s financial statements and of the chartered auditors’ report and the Board of Directors’ report.

•     The General Meeting of Shareholders maintains all of its rights during liquidation proceedings (pursuant to Article 38 of the Bank’s Articles of Association).

Shareholders’ liability is limited to the nominal value of the shares owned by them.

B) Restrictions on transfers of shares

Transfers of the Bank’s shares are carried out as prescribed by law and are not subject to any restrictions pursuant to the Bank’s Articles of Association.

C) Significant direct and indirect holdings as per PD 51/1992

There are no significant direct or indirect holdings as per PD 51/1992, i.e. of a direct or indirect participation percentage higher than 5% of the aggregate number of the Bank’s shares.

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D) Shares with special control rights

There are no shares with special control rights.

E) Restrictions to voting rights

There are no restrictions on voting rights issuing from the shares pursuant to the Bank’s Articles of Association.

F) NBG Shareholders’ agreements

To the Bank’s knowledge there are no shareholders’ agreements pursuant to which restrictions apply to transfers of, or to the exercise of voting rights issuing from, the Bank’s shares.

G) Rules regarding the appointment and replacement of Board members and amendments to Articles of Association

The provisions of the Bank’s Articles of Association regarding the appointment and replacement of members of the Board of Directors and amendments to the Articles of Association are the same as the corresponding provisions of the Companies’ Act 2190/1920.

H) Board of Directors’ authority for the issue of new shares or the purchase of own shares

1) Pursuant to the provisions of Companies’ Act 2190/1920 Article 13 par. 1(b), by General Meeting resolution, subject to the publication requirements provided for under Companies’ Act 2190/1920 Article 7b, the Board of Directors can increase the Bank’s share capital through the issue of new shares by resolution adopted on a two-third-majority basis. In that case, pursuant to Article 5 of the Bank’s Articles of Association the Bank’s share capital may increase up to the amount of capital paid up as at the date the Board of Directors’ is authorized to do so by the General Meeting. The said authorization may be renewed, each time for a period of up to 5 years.

2) In accordance with Companies’ Act 2190/1920 Article 13 par. 9, pursuant to a General Meeting resolution a Stock Options Programme may be launched for the management and the staff in the form of options to acquire shares of the Bank as per the terms of the resolution. The General Meeting resolution determines the maximum number of shares to be issued if the beneficiaries’ stock options are exercised, which by law cannot exceed 1/10 of the Bank’s existing shares, as well as the purchase price and the terms of allocation of the shares to the beneficiaries.

Other details not provided for otherwise under the General Meeting resolution are determined by resolution of the Board of Directors, which provides for the issue of the stock option certificates, in December of each year issues the shares to the beneficiaries who have exercised their options, increasing the Bank’s share capital accordingly and certifying the said increase.

Pursuant to the said provisions, on 22 June 2005 the General Meeting approved a stock options programme for executive members of the Board of Directors, senior management, and the staff of the Group. The programme (as amended by the second repeat General Meeting of 1 June 2006) is of 5-year duration, expiring 2010. The stock options may be granted one-off or in parts, at the discretion of the Board, at any time. The maximum number of shares to be issued on the basis of the said programme is 3.5 million. The options exercise price was determined within the range of €5 and 70% of the average stock market price of the share in the period from January 1 of the year in which the stock options were granted through the first day of their exercise.

In November 2006, the Bank’s Board of Directors approved the issue of 2,992,620 stock options, and the exercise price was set at €23.8 per share. During the first options exercise period (6-15 December 2006), 310,043 options were exercised and the aggregate amount paid was €7,379,023. Subsequently, at its

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meeting of 27 December 2006 the Board decided to increase the Bank’s share capital by €1,550,215 through the issue of 310,043 new registered voting shares of a par value of €5.00 each, and the amount of €5,828,808.40 was transferred and credited to the share premium account. As expressly provided for under Companies’ Act 2190/1920 Article 13 par. 9, the said share capital increase does not constitute an amendment to the Articles of Association.

By resolution of the Bank’s second repeat General Meeting of 1 June 2006, a new stock options programme was approved at Group level. The new programme, of 5-year duration and expiring 2011, provides for the issue of a maximum of 3.5 ordinary registered shares to be allocated to Board members, officers and staff of the Group, at a purchase price within the range between the par value (currently €5) and 70% of the average stock market price of the share from the date after the General Meeting (2 June 2006) until the first day of the exercise of the beneficiaries’ options. No options under the said programme have yet been exercised.

3) In accordance with Companies’ Act 2190/1920 Article 16 par. 5-13, pursuant to a General Meeting resolution companies listed on the ATHEX may purchase up to 10% of their own shares (“treasury shares”) via ATHEX to support the stock market price of their share, subject to the specific terms and procedures provided for under the Article. On 27 April 2006, the Annual General Meeting, utilizing the said option afforded by law, decided to purchase, from 2 May 2006 until 27 April 2007, up to 10% treasury shares via the ATHEX at a purchase price of between €5 and €60.

I) Significant agreements that come into effect, are modified or terminated in the event of a change in control following a public offering

There are no agreements that shall come into effect, be modified or terminated in the event of a change in control of the Bank following a public offering.

J) Agreements with Board members or officers of the Bank

In the case of the executive members of the Board of Directors and the highly ranked officers, the Bank reserves the right for groundless termination of their employment contracts by paying specific levels of compensation. The compensation may reflect the entitled salaries for the remaining period of the contract.

For the Bank’s Board of Directors

Takis Arapoglou
Chairman and CEO

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NATIONAL BANK OF GREECE S.A.

Consolidated Financial Statements

31 December 2006

In accordance with

International Financial Reporting Standards

March 2007

Table of Contents

Note		Page
	Auditor’s Report	3
	Consolidated income statement	5
	Consolidated balance sheet	6
	Consolidated statement of changes in equity	7
	Consolidated cash flow statement	8
	Notes to the consolidated financial statements:
1	General information	9
2	Summary of significant accounting policies:
	2.1 Basis of presentation	10
	2.2 Adoption of International FinancialReporting Standards (IFRS)	10
	2.3 Group Accounts	12
	2.4 Foreign Currency translation	13
	2.5 Regular way purchases and sales	14
	2.6 Derivative financial instruments and hedging	14
	2.7 Offsetting	15
	2.8 Interest income and expense	15
	2.9 Fee and commission income	15
	2.10 Financial assets at fair value though profit and loss	15
	2.11 Sale & repurchase agreements	16
	2.12 Securities borrowing and lending	16
	2.13 Investment securities	17
	2.14 Loans & receivables	17
	2.15 Impairment losses on loans & advances	18
	2.16 Property & equipment	18
	2.17 Investment property	19
	2.18 Goodwill & other intangible assets	19
	2.19 Insurance operations	20
	2.20 Leases	20
	2.21 Cash & cash equivalents	21
	2.22 Provisions	21
	2.23 Financial guarantee contracts	21
	2.24 Employee benefits	21
	2.25 Income taxes	22
	2.26 Borrowings	22
	2.27 Share capital & treasury shares	22
	2.28 Segment reporting	23
	2.29 Assets and liabilities held for sale and discontinued operations	23
	2.30 Related party transactions	23
	2.31 Fiduciary and trust activities	23
	2.32 Earnings per share	23
3	Critical accounting policies, estimates & judgments	24
4	Financial risk management	28
	4.1 Credit risk	28
	4.2 Market risk	30
	4.3 Interest rate risk	31
	4.4 Liquidity risk	33
	4.5 Foreign exchange risk	35
	4.6 Fair values of financial assets & liabilities	36
	4.7 Capital adequacy & Credit ratings	37
5	Segment reporting	38
6	Net interest income	43
7	Net fee & commission income	43
8	Net premia from insurance contracts	43
9	Dividend income	44
10	Net trading income	44
11	Other operating income	44
12	Personnel expenses	44
13	Retirement benefit obligations	46
14	General & administrative expenses & other provisions	49
15	Depreciation, amortisation and impairment charges	49
16	Other operating expenses	49
17	Impairment losses on loans and advances	49
18	Tax expense	49
19	Earnings per share	50
20	Cash & balances with central banks	50
21	Treasury bills & other eligible bills	50
22	Due from banks (net)	51
23	Financial assets at fair value through P&L	51
24	Derivative financial instruments	51
25	Loans & advances to customers (net)	52
26	Investment securities	53
27	Investment property	54
28	Investments in associates	55
29	Goodwill & other intangible assets	56
30	Property & equipment	57
31	Deferred tax assets & liabilities	58
32	Insurance related assets & receivables	58
33	Other assets	58
34	Assets and liabilities held for sale and discontinued operations	59
35	Due to banks	60
36	Due to customers	60
37	Debt securities in issue	61
38	Other borrowed funds	61
39	Insurance related reserves & liabilities	62
40	Other liabilities	64
41	Contingent liabilities & commitments	65
42	Share capital, share premium & treasury shares	66
43	Reserves & retained earnings	67
44	Minority interest	68
45	Preferred securities	68
46	Dividends per share	69
47	Cash & cash equivalents	69
48	Related party transactions	70
49	Acquisitions, disposals & other capital transactions	71
50	Group consolidated companies	75
51	Post balance sheet events	77
52	Reclassifications	77
53	Foreign exchange rates	77

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of the NATIONAL BANK OF GREECE S.A.

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of National Bank of Greece S.A. (“the Bank”) and its subsidiaries (on a consolidated basis “the Group”), which comprise the consolidated balance sheet as of 31 December 2006, and the consolidated income statement, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

We did not audit the financial statements of Finansbank Anonim Sirketi (a consolidated subsidiary acquired by the Bank on 18 August 2006) and its subsidiaries for the period from acquisition to 31 December 2006, which statements reflect total assets and total revenues constituting 13.78% and 12.17%, respectively, of the related consolidated totals for the year ended 31 December 2006.  Those statements were audited by KPMG Akis Bagimsiz Denetim ve Serbest Muhasebeci Mali Müsavirlik AS, the Turkish member firm of KPMG International, whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Finansbank Anonim Sirketi and its subsidiaries for the period from acquisition to 31 December 2006, is based solely on the report of KPMG Akis Bagimsiz Denetim ve Serbest Muhasebeci Mali Müsavirlik AS, the Turkish member firm of KPMG International.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with the Greek Auditing Standards which are harmonised with the International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained and the report of KPMG Akis Bagimsiz Denetim ve Serbest Muhasebeci Mali Müsavirlik AS, the Turkish member firm of KPMG International, are sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, based on our audit and the report of KPMG Akis Bagimsiz Denetim ve Serbest Muhasebeci Mali Müsavirlik AS, the Turkish member firm of KPMG International, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of 31 December 2006, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as these were adopted by the European Union.

Report on Other Legal and Regulatory Requirements

The content of the Director’s Report is consistent with the above consolidated financial statements.

Athens, 20 March 2007

The Certified Public Accountant Auditor

Nikolaos C. Sofianos
RN SOEL 12231

Hadjipavlou Sofianos &
Cambanis S.A.
Assurance & Advisory Services
RN SOEL E120
250 - 254 Kifissias Ave.
GR - 152 31 Halandri
Athens

Consolidated Income Statement

		Year ended
€ 000’s	Note	31.12.2006	31.12.2005
Continuing Operations
Interest and similar income		3.503.182	2.426.266
Interest expense and similar charges		(1.372.078)	(830.506)
Net interest income	6	2.131.104	1.595.760

Fee and commission income		606.278	455.810
Fee and commission expense		(58.029)	(30.759)
Net fee and commission income	7	548.249	425.051

Earned premia net of reinsurance		671.957	551.990
Net claims incurred		(565.537)	(451.609)
Net premia from insurance contracts	8	106.420	100.381

Dividend income	9	9.646	13.760
Net trading income	10	18.791	67.522
Net result from investment securities	26	122.465	127.679
Other operating income	11	193.117	161.693
Total operating income		3.129.792	2.491.846

Personnel expenses	12&13	(1.048.535)	(877.307)
General & administrative expenses & other provisions	14	(427.795)	(335.512)
Depreciation, amortisation and impairment charges	15	(126.159)	(114.551)
Other operating expenses	16	(32.265)	(38.828)
Total operating expenses		(1.634.754)	(1.366.198)

Impairment losses on loans and advances	17	(267.197)	(226.259)
Share of profit of associates	28	40.462	43.700
Profit before tax		1.268.303	943.089

Tax expense	18	(221.101)	(221.157)
Tax on untaxed reserves	18	(100.607)	—
Profit for the period from continuing operations		946.595	721.932

Discontinued operations
Profit for the period from discontinued operations	34	118.074	29.020
Profit for the period		1.064.669	750.952

Attributable to:
Minority interests	44	74.617	23.590
NBG equity shareholders		990.052	727.362

Earnings per share- Basic & Diluted from continuing & discontinued operations	19	€2,20	€1,96
Earnings per share- Basic & Diluted from continuing operations.	19	€1,92	€1,87
Earnings per share- Basic & Diluted from continuing operations excluding one-off tax on reserves	19	€2,16	€1,87

Athens, 15 March 2007

THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL AND CHIEF OPERATING OFFICER	THE CHIEF ACCOUNTANT

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 9 to 77 form an integral part of these consolidated financial statements

Consolidated Balance Sheet

€ 000’s	Note	31.12.2006	31.12.2005

ASSETS
Cash and balances with central banks	20	3.874.210	2.431.287
Treasury bills and other eligible bills	21	367.758	177.023
Due from banks (net)	22	4.781.215	4.085.204
Financial assets at fair value through P&L	23	12.684.410	13.667.471
Derivative financial instruments	24	371.074	309.030
Loans and advances to customers (net)	25	42.624.536	29.528.178
Investment securities	26	4.191.192	2.833.661
Investment property	27	123.373	126.506
Investments in associates	28	272.780	249.152
Goodwill & other intangible assets	29	2.515.257	65.911
Property & equipment	30	2.041.938	1.885.713
Deferred tax assets	31	262.209	217.417
Insurance related assets and receivables	32	741.448	637.916
Other assets	33	1.718.252	1.479.888
Assets classified as held for sale	34	—	2.732.203
Total assets		76.569.652	60.426.560

LIABILITIES
Due to banks	35	6.232.438	5.060.850
Derivative financial instruments	24	404.572	302.698
Due to customers	36	53.233.724	43.350.120
Debt securities in issue	37	822.696	175.297
Other borrowed funds	38	2.197.387	956.988
Insurance related reserves and liabilities	39	1.953.618	1.734.249
Deferred tax liabilities	31	100.918	102.359
Retirement benefit obligations	13	212.568	207.725
Other liabilities	40	2.578.827	1.960.701
Liabilities classified as held for sale	34	—	2.259.165
Total liabilities		67.736.748	56.110.152

SHAREHOLDERS’ EQUITY
Share capital	42	2.376.436	1.696.347
Share premium account	42	2.263.725	—
Less: treasury shares	42	(26.826)	(22.680)
Reserves and retained earnings	43	1.983.890	1.450.163
Equity attributable to NBG shareholders		6.597.225	3.123.830

Minority Interest	44	610.554	109.997
Preferred securities	45	1.625.125	1.082.581
Total shareholders’ equity		8.832.904	4.316.408

Total equity and liabilities		76.569.652	60.426.560

Athens, 15 March 2007

THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL AND CHIEF OPERATING OFFICER	THE CHIEF ACCOUNTANT

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 9 to 77 form an integral part of these consolidated financial statements

Consolidated Statement of Changes in Equity

	Attributable to equity holders of the parent company					Minority
€ 000’s	Share capital	Share premium	Treasury shares	Reserves & Retained earnings	Total	Interest & Preferred securities	Total
At 1 January 2005	1.492.090	32.393	(210.128)	1.041.348	2.355.703	1.134.470	3.490.173
Adoption of IAS 39 & IFRS 4	—	—	—	(110.761)	(110.761)	(31.739)	(142.500)
At 1 January 2005 restated	1.492.090	32.393	(210.128)	930.587	2.244.942	1.102.731	3.347.673
Movement in the available for sale securities reserve, net of tax	—	—	—	(81.930)	(81.930)	(3.435)	(85.365)
Currency translation differences	—	—	—	(1.323)	(1.323)	20.576	19.253
Profit/(loss) recognised directly in equity	—	—	—	(83.253)	(83.253)	17.141	(66.112)
Net profit/(loss) for the period	—	—	—	727.362	727.362	23.590	750.952
Total	—	—	—	644.109	644.109	40.731	684.840
Merger through absorption of subsidiaries	204.257	(32.393)	—	37.428	209.292	(209.292)	—
Issue of preferred securities	—	—	—	(3.423)	(3.423)	230.000	226.577
Dividends paid to preferred securities	—	—	—	(45.999)	(45.999)	—	(45.999)
Share capital issue costs net of tax	—	—	—	(1.065)	(1.065)	(312)	(1.377)
Dividends paid to ordinary shareholders	—	—	—	(193.230)	(193.230)	—	(193.230)
Acquisitions, disposals & share capital increases of subsidiaries/associates	—	—	—	(6.650)	(6.650)	28.695	22.045
Purchases/ disposals of treasury shares & preferred securities	—	—	187.448	88.406	275.854	25	275.879
Balance at 31 December 2005	1.696.347	—	(22.680)	1.450.163	3.123.830	1.192.578	4.316.408
At 1 January 2006	1.696.347	—	(22.680)	1.450.163	3.123.830	1.192.578	4.316.408
Movement in the available for sale securities reserve, net of tax	—	—	—	(20.406)	(20.406)	5.874	(14.532)
Currency translation differences	—	—	—	17.146	17.146	(18.797)	(1.651)
Cash flow hedges	—	—	—	(8.140)	(8.140)	—	(8.140)
Profit/(loss) recognised directly in equity	—	—	—	(11.400)	(11.400)	(12.923)	(24.323)
Net profit/(loss) for the period	—	—	—	990.052	990.052	74.617	1.064.669
Total	—	—	—	978.652	978.652	61.694	1.040.346
Share capital increase	678.539	2.321.960	(7.042)	—	2.993.457	—	2.993.457
Share capital issue costs net of tax		(64.064)	—		(64.064)	—	(64.064)
Stock options exercised	1.550	5.829	—	—	7.379	—	7.379
Issue of preferred securities	—	—	—	(3.323)	(3.323)	559.909	556.586
Dividends paid to preferred securities	—	—	—	(70.905)	(70.905)	—	(70.905)
Dividends paid to ordinary and minority shareholders	—	—	—	(338.558)	(338.558)	—	(338.558)
Share based payments	—	—	—	6.383	6.383	—	6.383
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—	(38.696)	(38.696)	421.498	382.802
Purchases/ disposals of treasury shares & preferred securities	—	—	2.896	174	3.070	—	3.070
Balance at 31 December 2006	2.376.436	2.263.725	(26.826)	1.983.890	6.597.225	2.235.679	8.832.904

Detailed analysis of the changes in equity is presented in notes 42 to 45 of these consolidated financial statements

The notes on pages 9 to 77 form an integral part of these consolidated financial statements

Consolidated Cash Flow Statement

		Year ended
€ 000’s	Note	31.12.2006	31.12.2005
Cash flows from operating activities
Profit for the period from continuing operations		946.595	721.932
Adjustments for:
Non-cash items included in profit and other adjustments:		249.605	214.084
Depreciation, amortisation & impairment on fixed assets & invest. property		126.159	114.550
Share based payment		6.383	—
Impairment losses / (recoveries) on investments		(2.538)	664
Amortization of premiums / discounts of investment securities		10.654	10.109
Provisions for credit and other risks		304.803	257.614
Equity income of associates		(40.462)	(43.700)
Deferred tax expense / (benefit)		36.492	32.802
Dividend income from investment securities		(7.182)	(6.136)
Net (profit) / loss on sale of fixed assets & investment property		(64.777)	(23.476)
Net (income) / expense on investment securities		(119.927)	(128.343)

Net (increase) / decrease in operating assets:		662.527	(4.153.541)
Net due from / to banks		3.673.323	616.377
Financial assets & liabilities at fair value through P&L		1.064.925	(3.786.769)
Acquisition / Proceed of sale of treasury bills and other eligible bills		(95.987)	1.443
Net derivative financial instruments		95.675	(102.103)
Net loans and advances to customers / due to customers		(3.850.297)	(910.083)
Other assets		(225.112)	27.594

Net increase / (decrease) in operating liabilities:		(46.211)	475.396
Income taxes paid		(294.538)	(154.595)
Other liabilities		248.327	629.991
Net cash flow from / (used in) operating activities from continuing operations		1.812.516	(2.742.129)
Net cash flow from / (used in) operating activities from discontinued operations		(2.268)	(348.793)

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired		(2.419.746)	(12.470)
Disposals of subsidiaries, net of cash disposed		358.455	—
Acquisitions of associates, net of cash		(5.072)	(2.051)
Disposals of associates, net of cash		1.825	2.857
Dividends received from investment securities & associates		27.758	16.051
Purchases of fixed assets		(179.119)	(146.373)
Proceeds from sale of fixed assets		146.233	74.852
Purchases of investment property		(2.183)	(1.539)
Proceeds from sale of investment property		3.239	2.434
Purchases of investment securities		(8.216.444)	(4.043.969)
Proceeds from redemption and sale of investment securities		8.179.444	4.496.142
Net cash from / (used in) investing activities from continuing operations		(2.105.610)	385.934
Net cash from / (used in) investing activities from discontinued operations		286	129.993

Cash flows from financing activities
Share capital increase		3.000.836	—
Proceeds from borrowed funds and debt securities		1.664.557	347.467
Repayments of borrowed funds and debt securities		(2.581.049)	—
Issuance of preferred securities		559.905	230.000
Proceeds from sale of treasury shares		72.793	327.966
Repurchase of treasury shares		(68.725)	(52.110)
Dividends to ordinary shareholders		(338.558)	(193.230)
Dividends to preferred securities		(70.905)	(45.999)
Minority interest		(9.255)	28.408
Share capital issue costs		(87.782)	—
Net cash from / (used in) financing activities from continuing operations		2.141.817	642.502
Effect of foreign exchange rate changes on cash and cash equivalents		(30.521)	129.581
Net increase/(decrease) in cash and cash equivalents		1.816.220	(1.802.912)
Cash and cash equivalents at beginning of period		3.127.261	4.930.173
Less: cash & cash equivalents at period end from discontinued operations		—	(62.515)
Cash and cash equivalents at end of period	47	4.943.481	3.064.746

The notes on pages 9 to 77 form an integral part of these consolidated financial statements

Notes to the Consolidated Financial Statements

NOTE 1: General Information

National Bank of Greece S.A. (hereinafter the “Bank”) was founded in 1841 and has been listed on the Athens Stock Exchange since 1880. The Bank has further listing in the New York Stock Exchange (since 1999), and in other major European stock exchanges. The Bank’s headquarters are located at 86 Eolou Street, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 166 years of operation the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate on a global level. The Group operates primarily in Greece, but also has operations in UK, SE Europe, Cyprus, Egypt, South Africa and recently in 2006 in Turkey.

The Board of Directors consists of the following members:

Executive Members

Efstratios (Takis) -Georgios A. Arapoglou	Chairman - Chief Executive Officer
Ioannis G. Pechlivanidis	Vice Chairman- Deputy Chief Executive Officer

Non-Executive Members

Achilleas D. Mylonopoulos	Employees’ representative
John P. Panagopoulos	Employees’ representative
Ioannis C. Yiannidis	Professor, University of Athens Law School

Independent Non-Executive Members

H.E. the Metropolitan of Ioannina Theoklitos
Stefanos C. Vavalidis	Member of the Board of Directors, European Bank for Reconstruction & Development
Dimitrios A. Daskalopoulos	Chairman and Managing Director, Delta S.A., Chairman, Federation of Greek Industrialists
Nikolaos D. Efthymiou	Chairman, Association of Greek Shipowners
George Z. Lanaras	Shipowner
Stefanos G. Pantzopoulos	Business Consultant, former Certified Auditor
Constantinos D. Pilarinos	Economist, General Manager of Finances and Technical Services, Church of Greece
Drakoulis K. Fountoukakos-Kyriakakos	Entrepreneur
Ploutarchos K. Sakellaris	Professor, University of Athens, and Chairman, Council of Economic Advisors.
George I. Mergos	Professor, University of Athens, Governor of IKA (Social Security Fund)

Directors are elected by the shareholders at their general meeting for a term of three years and may be re-elected. The term of the above members expires in 2007.  On 30 August 2006, the employees’ representative, Mr. A. Mylonopoulos was elected as a non-executive BoD member in the position vacated by the resignation of Mr. G. Athanasopoulos.  On 21 February 2007, Mr A. Stavrou was elected as a non-executive BoD member in the position of the deceased I. Vartholomeos.  Furthermore, on 15 March 2007, Mr. G. Mergos was elected as a non-executive BoD member in the position of Mr A. Stavrou.

These consolidated financial statements have been approved for issue by the Bank’s Board of Directors on 15 March 2007 and are subject to the approval by the Bank’s shareholders at the Annual General Meeting.

NOTE 2: Summary of significant accounting policies

2.1 Basis of presentation

The consolidated financial statements of the Group (the “financial statements”) are prepared in accordance with International Financial Reporting Standards and International Accounting Standards (collectively, IFRS), and are stated in Euro, rounded to the nearest thousand (unless otherwise stated). The financial statements have been prepared under the historical cost convention as modified by the revaluation of available for sale investment securities, financial assets and liabilities at fair value through profit and loss and all derivative contracts measured at fair value.

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Use of available information and application of judgment are inherent in the formation of estimates in the following areas: valuation of OTC derivatives, unlisted securities, retirement benefits obligation, insurance reserves, impairment of loans and receivables, liabilities from open tax years and contingencies from litigation. Actual results in the future could differ from such estimates and the differences may be material to the financial statements.

2.2 Adoption of International Financial Reporting Standards (IFRS)

The Group adopted the requirements of IFRS for the first time for the purpose of preparing financial statements for the year ending 31 December 2005.  Newly acquired subsidiaries that prior to their acquisition by the Group had been preparing their financial statements under local accounting principles (GAAPs), prepared their first IFRS financial statements for consolidation purposes by the Group, according to the IFRS 1 “First Time Adoption of IFRS”.

New standards, amendments and interpretations to existing standards effective in 2006

The following standards and interpretations are mandatory for the accounting periods beginning on or after 1 January 2006:

- IAS 19 (Amendment), “Employee Benefits” (effective from 1 January 2006). This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. The Group has not changed its accounting policy for the recognition of actuarial gains and losses and has not participated in any multi-employer plans.

- IAS 39 (Amendment), “Cash Flow Hedge Accounting of Forecast Intragroup Transactions” (effective from 1 January 2006). The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect consolidated profit or loss. This amendment had a limited impact on the consolidated financial statements as of 31 December 2006.

- IAS 39 (Amendment), “The Fair Value Option” (effective from 1 January 2006).  This amendment changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. The Group has decided to apply this amendment for the annual period beginning 1 January 2005 (early adoption).

- IAS 39 and IFRS 4 (Amendment), “Financial Guarantee Contracts” (effective from 1 January 2006). This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognised at their fair value and subsequently measured at the higher of: (a)  the unamortized balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date. This amendment did not have a significant impact on the Group’s financial position.

- IAS 21 (Amendment) “The effect of changes in foreign exchange rates”.  This amendment requires that when a monetary item forms part of a reporting entity’s net investment in a foreign operation and is denominated in a currency other than the functional currency of either the reporting entity or the foreign operation, the exchange differences that arise in the individual financial statements of both companies are reclassified to equity upon consolidation.  This amendment did not have a significant impact on the Group’s financial position.

- IFRIC 4, “Determining whether an Arrangement contains a Lease” (effective from 1 January 2006).  IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement.  It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset.  This amendment did not have a significant impact on the Group’s financial position.

New standards, amendments and interpretations to existing standards that are not yet effective

The new standards, amendments and interpretations to existing standards that are mandatory for the Group’s accounting periods beginning on or after 1 January 2007 are as follows:

- IFRS 7, “Financial Instruments: Disclosures”, and a complementary amendment to IAS 1, “Presentation of Financial Statements – Capital Disclosures” (effective from 1 January 2007).  IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, “Disclosures in the Financial Statements of Banks and Similar Financial Institutions”, and disclosure requirements in IAS 32, “Financial Instruments: Disclosure and Presentation”. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. The Group assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The Group intends to apply IFRS 7 and the amendment to IAS 1 from annual periods beginning 1 January 2007.

- IFRS 8 “Operating Segments” (effective from 1 January 2009).  This standard changes the way the segment information is measured and disclosed and requires identification of operating segments on the basis of internal reports that are regularly reviewed by the entity’s chief operating decision maker in order to allocate resources to the segments and to assess performance.  The Group has decided to apply this standard for the annual period beginning on 1 January 2009, however there will be no significant impact on the Group’s financial reporting.

- IFRIC 8, “Scope of IFRS 2” (effective for annual periods beginning on or after 1 May 2006).  IFRIC 8 clarifies that IFRS 2 Share based payment will apply to any arrangement when equity instruments are granted or liabilities are incurred by the entity, when the identifiable consideration appears to be less than the fair value of the instruments given.  It presumes that such cases are an indication that other consideration has been or will be received.  The Group will apply this IFRIC from 2007, and its adoption will have no or insignificant impact on its financial statements.

- IFRIC 9, “Reassessment of Embedded Derivatives (effective for annual periods beginning on or after 1 June 2006).  IFRIC 9 requires an entity to assess whether a contract contains an embedded derivative at the date the entity first becomes a party to the contract and prohibits reassessment unless there is as change to the contract that significantly modifies the cash flows. The Group will apply this IFRIC from 2007 and its adoption will have no significant impact on its financial statements.

- IFRIC 10, “Interim Financial Reporting and Impairment” (effective for annual periods beginning on or after 1 November 2006).  IFRIC 10 addresses an inconsistency between IAS 34 Interim Financial Reporting and the impairment relating to goodwill in IAS 36 Impairment of Assets and equity instruments classified as available for sale in IAS 39 Financial Instruments: Recognition and Measurement.  This interpretation states that the specific requirements of IAS 36 and IAS 39 take precedence over the general requirements of IAS 34 and therefore, any impairment loss recognised for these assets in an interim period may not be reversed in subsequent periods.  The Group will apply this IFRIC from 2007.

- IFRIC 11, “ IFRS 2 – Group and Treasury Share Transactions (effective for annual periods beginning on or after 1 March 2007).  This IFRIC requires arrangements whereby an employee is granted rights to an entity’s equity instruments to be accounted for as an equity-settled scheme by the entity even if:

•             The entity chooses or is required to buy those equity instruments (e.g. treasury shares) from another party, or

•             The shareholder(s) of the entity provide the equity instruments required

The Interpretation also extends to the way in which subsidiaries, in their separate financial statements, account for schemes when their employees receive rights to equity instruments of the parent.  In particular, it prescribes that:

•             When the parent grants rights to equity instruments to the employees, they will be accounted for as equity settled scheme (as an equity contribution to the parent) when the parent accounts for it this way in the consolidated financial statements. When employees transfer between subsidiaries, each entity recognises compensation expense based on the proportion of the total vesting period for which the employee has worked for that subsidiary, measured at the fair value at the original grant date by the parent.

•             When the subsidiary grants rights to equity instruments of its parent to its employees, it will be accounted for as a cash-settled scheme.

The Group will apply this IFRIC from 2008 however its adoption will have no significant impact on the Group’s financial statements.

- IFRIC 12, “Service Concession Arrangements” (effective for annual periods beginning on or after 1 January 2008).  The Group will apply this IFRIC from 2008 and is currently evaluating its impact on the Group’s financial reporting.

2.3 Group accounts

Business combinations: All acquisitions are accounted for using the purchase method of accounting as set out in IFRS 3 from the date on which the Group effectively obtains control of the acquiree. The Group has incorporated into its income statement the results of operations of the acquiree and has also recognised in the balance sheet the assets and assumed the liabilities and contingent liabilities of the acquiree as well as any goodwill arising on the acquisition. Acquisitions are accounted for at cost, being the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the acquirer, in exchange for the control of the acquiree plus any costs directly attributable to the acquisition. For the allocation of the cost of acquisition, all recognised assets and liabilities are measured at their fair values as at the date of acquisition and any minority interests are stated at the minority’s proportion of the fair values of the assets and liabilities recognised in accordance with IFRS 3.

The consolidated financial statements combine the financial statements of the Bank and all its subsidiaries, including certain special purpose entities where appropriate.

Business combinations achieved in stages: When the Group obtains control over a subsidiary in successive share purchases i.e. “step acquisition”, each significant transaction is accounted for separately and the identifiable assets, liabilities and contingent liabilities acquired are stated at their fair value at the acquisition date which is the date when the control is obtained.

As with an acquisition achieved in a single transaction, minority interest is measured at the minority’s proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities. Any share of the identifiable assets, liabilities and contingent liabilities acquired in previous transactions is revalued. The revaluation is calculated as the difference between the fair value of assets in excess of book values by the share portion previously acquired. This adjustment is recorded directly in equity and does not constitute a change in accounting policy.

Further acquisition after control is obtained: Changes in the parent’s ownership interest in a subsidiary after control is obtained that do not result in a loss of control are accounted for as transactions between equity holders in their capacity as equity holders. No gain or loss is recognised in income statement on such changes. The carrying amount of the non-controlling interest is adjusted to reflect the change in the parent’s interest in the subsidiary’s net assets. Any difference between the amount by which the non-controlling interest is so adjusted and the fair value of the consideration paid or received, if any, is recognised directly in equity and attributed to equity holders of the parent. (Ref: par 30A Exposure Draft of Proposed Amendments to IAS 27 Consolidated and Separate Financial Statements). Legal mergers between entities under common control are also accounted for using the above method. Effective date of such transactions is considered the balance sheet as at the merger date.

Put options on minority interests

The Group has occasionally entered into arrangements as part of a business combination whereby the Group is committed to acquire the shares held by the minority interest in a subsidiary or whereby a minority interest holder can put its shares to the Group.  In such cases, IAS 32 “Financial Instruments: Disclosure and Presentation” requires, in the consolidated financial statements, the put option to be accounted for as a liability.  The recognition of the liability results in accounting as if the puttable instrument has already been exercised.  Therefore, no minority interest is recognised for reporting purposes.  The liability is measured at fair value, using different valuation techniques based on best estimates available to the management of the Group.  The difference (if any), between the fair value of the liability and the legal minority interest’s share of net assets is recognised as part of the goodwill.  Subsequent changes to the valuation of the put option will be recorded as changes to the liability and to goodwill, without any direct impact on the consolidated income statement.

Although there is no clear guidance in IFRS 3 on Business combinations and IAS 32 on Financial Instruments on how such options must be accounted for, and no specific IFRIC guidance has yet issued, the Group applies the provisions of IAS 32.23 while waiting for an interpretation from IASB and IFRIC.

Subsidiary undertakings: Subsidiary undertakings, which are those companies in which the Group directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over their financial and operating policies, have been fully consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date that control ceases. All intra-group transactions, balances and unrealised surpluses and deficits on transactions between Group companies are eliminated on consolidation. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

Associated undertakings: Investments in associates are accounted for by applying the equity method of accounting. These are undertakings over which the Group has between 20% and 50% of the voting rights, and over which the Group exercises significant influence, but which it does not control. Impairment charges are recognised for other than temporary declines in value.

Under the equity method of accounting, the investment is initially recorded at cost, and is increased or decreased by the proportionate share of the affiliate’s profits or losses after the date of acquisition. Goodwill arising on the acquisition of an associate is included in the cost of the investment (net of any accumulated impairment loss). Dividends received from the associate during the year reduce the carrying value of the investments. Investments in associates for which significant influence is intended to be temporary because such investments are acquired and held exclusively with a view to their subsequent disposal within twelve months from their acquisition, are recorded as assets held for sale. Unrealised gains and losses on transactions between the Group and its associated undertakings are eliminated to the extent of the Group’s interest in the associated undertaking. Where necessary, the accounting policies used by the associate have been changed to ensure consistency with the policies adopted by the Group.

2.4 Foreign currency translation

Items included in the financial statements of each entity of the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (“the functional currency”). The financial statements are presented in thousands of Euro (€), which is the functional currency of the Bank.

Foreign currency transactions are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement. Translation differences on debt securities and other monetary financial assets re-measured at fair value are included in foreign exchange gains and losses. Translation differences on non-monetary financial assets are a component of the change in their fair value. Depending on the classification of a non-monetary financial asset, translation differences are either recognised in the income statement (applicable for example for equity securities held for trading), or within shareholders’ equity, if non-monetary financial assets are classified as available for sale investment securities.

When preparing the financial statements, assets and liabilities of foreign entities are translated at the exchange rates prevailing at the balance sheet date, while income and expense items are translated at average rates for the period. Differences resulting from the use of closing and average exchange rates and from revaluing a foreign entity’s opening net asset balance at closing rate are recognised directly in foreign currency translation reserve within shareholders’ equity.

When a monetary item forms part of a reporting entity’s net investment in a foreign operation and is denominated in a currency other than the functional currency of either the reporting entity or the foreign operation, the exchange differences that arise in the individual financial statements of both companies are reclassified to equity upon consolidation.  When a foreign entity is sold, such translation differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.5 Regular way purchases and sales

In case of “regular way” purchases and sales of financial assets the Group uses “settlement date” accounting apart from trading and investment securities and derivative financial instruments, which are recognised at “trade date”.

2.6 Derivative financial instruments and hedging

Derivative financial instruments including foreign exchange contracts, forward rate agreements, currency and interest rate swaps, interest rate futures, currency and interest rate options (both written and purchased) and other derivative financial instruments are initially recognised in the balance sheet at cost and subsequently are re-measured at their fair value. All derivatives are carried in assets when favourable to the Group and in liabilities when unfavourable to the Group. Fair values are obtained from quoted market prices, dealer price quotations, discounted cash flow models and options pricing models, as appropriate. Where the Group enters into derivative instruments used for trading purposes, realised and unrealised gains and losses are recognised in trading income.

A derivative may be embedded in another financial instrument, known as “host contract”. In such combinations, the derivative instrument is separated from the host contract and treated as a separate derivative, provided that its risks and economic characteristics are not closely related to those of the host contract, the embedded derivative actually meets the definition of a derivative and the host contract is not carried at fair value with unrealised gains and losses reported in the income statement.

The Group also uses derivative instruments as part of its asset and liability management activities to manage exposures to interest rate, foreign currency and credit risks, including exposures arising from forecast transactions.  The Group applies either fair value or cash flow hedge accounting when transactions meet the specified criteria to obtain hedge accounting treatment. The Group’s criteria for a derivative instrument to be accounted for as a hedge include:

•                      at inception of the hedge, there is formal designation and documentation of the hedging instrument, hedged item, hedging objective, strategy and relationship;

•                      the hedge is documented showing that it is expected to be highly effective in offsetting the risk in the hedged item throughout the hedging period. A hedge is considered to be highly effective when the Group achieves offsetting changes in fair value between 80 percent and 125 percent for the risk being hedged; and

•                      the hedge is highly effective on an ongoing basis.

2.6.1 Fair value hedges

For qualifying fair value hedges, the change in fair value of the hedging derivative is recognised in the income statement along with the corresponding change in the fair value of the hedged asset or liability that is attributable to that specific hedged risk. If the hedge relationship is terminated for reasons other than the de-recognition of the hedged item, the difference between the carrying amount of the hedged item at that point and the value at which it would have been carried had the hedge never existed (the “unamortised fair value adjustment”), is, in the case of interest bearing financial instruments, amortised to the income statement over the remaining term of the original hedge, while for non-interest bearing instruments that amount is immediately recognised in the income statement. If the hedged instrument is derecognised, e.g. sold or repaid, the unamortised fair value adjustment is recognised immediately in the income statement.

2.6.2 Cash flow hedges

Fair value gains or losses associated with the effective portion of a derivative designated as a cash flow hedge are recognised initially in shareholders’ equity. When the cash flows that the derivative is hedging (including cash flows from transactions that were only forecast when the derivative hedge was effected) materialize, resulting in income or expense, then the associated gain or loss on the hedging derivative is simultaneously transferred from shareholders’ equity to corresponding income or expense line item.

If a cash flow hedge for a forecast transaction is deemed to be no longer effective, or the hedge relationship is terminated, the cumulative gain or loss on the hedging derivative previously reported in shareholders’ equity remains in shareholders’ equity until the committed or forecast transaction occurs, at which point it is transferred from shareholders’ equity to trading income.

Certain derivative instruments transacted as effective economic hedges under the Group’s risk management positions, do not qualify for hedge accounting under the specific rules of IAS 39 and are therefore treated in the same way as derivative instruments held for trading purposes, i.e. fair value gains and losses are recognised in trading income.

The foreign currency risk of a highly probable forecast intragroup transaction is qualified as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect consolidated profit or loss.

Notwithstanding the above, transactions entered into before the date of transition to IFRS, shall not be retrospectively designated as hedges.

2.7 Offsetting

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to realize the asset and settle the liability simultaneously or on a net basis.

2.8 Interest income and expense

Interest income and expense are recognised in the income statement for all interest bearing instruments on a time proportion basis, taking account of the principal outstanding and using the effective interest rate method based on the actual purchase price. Interest income includes coupons earned on fixed income investment and trading securities and accrued discount and premium on treasury bills and other discounted instruments.

The recognition of income on commercial and mortgage loans ceases when the recovery of principal and/or interest becomes doubtful of collection, such as when overdue by a maximum of 180 days, or when the borrower or securities’ issuer defaults, if earlier than 180 days. Credit card loans, other non-secured personal credit lines and certain consumer finance loans are placed on non-accrual basis no later than the date upon which they become 90 days delinquent. In all cases, loans must be placed on non-accrual at an earlier date, if collection of principal and/or interest is considered doubtful. All interest accrued but not collected for loans that are placed on non-accrual or written off is excluded from interest income until received.

2.9 Fee and commission income

Fees and commissions are generally recognised on an accrual basis over the period the service is provided. Commissions and fees arising from negotiating, or participating in the negotiation of a transaction for a third party, such as acquisition of loans, equity shares or other securities or the purchase or sale of businesses, are recognised upon completion of the underlying transaction.

2.10 Financial assets and liabilities at fair value through profit and loss

All financial assets, acquired principally for the purpose of selling in the short term or if so designated by the management, are classified under this category which has the following two sub-categories:

a) Trading securities

Trading securities are securities, which are either acquired for generating a profit from short-term fluctuations in price or dealer’s margin, or are securities included in a portfolio in which a pattern of short-term profit making exists.

Trading securities are initially recognised at cost and subsequently re-measured at fair value. The determination of fair values of trading securities is based on quoted market prices, dealer price quotation and pricing models, as appropriate. Gains and losses realised on disposal or redemption and unrealised gains and losses from changes in the fair value of trading securities are included in net trading income. Interest earned whilst holding trading securities is reported as interest income. Dividends received are separately reported and included in dividend income. Trading securities may also include securities sold under sale and repurchase agreements.

All purchases and sales of trading securities that require delivery within the time frame established by regulation or market convention (“regular way” purchases and sales) are recognised at trade date, which is the date that the Group commits to purchase or sell the asset. Otherwise such transactions are treated as derivatives until settlement occurs.

Trading securities held are not reclassified out of the respective category. Respectively, investment securities are not reclassified into the trading securities category while they are held.

b) Financial assets at fair value through profit or loss

Upon initial recognition the Group may designate any financial asset as at fair value through profit or loss except for investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, when either:

(i) It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognising the gains and losses on them on different bases; or

(ii) A group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to key management personnel, for example the board of directors and chief executive officer.

Interest income on financials assets at fair value through profit and loss is reported as interest income.

c) Financial liabilities at fair value through profit or loss

Financial liabilities designated at fair value through profit and loss are initially recognised on the trade date at which the Group becomes a party to the contractual provisions of the instrument. Subsequent to initial recognition, financial liabilities at fair value through profit and loss are re-measured at fair value with unrealised gains and losses reported in net trading income. Interest expense on financials liabilities at fair value through profit and loss is reported as interest expense.

2.11 Sale and repurchase agreements

Securities sold subject to a linked repurchase agreement (‘Repos’) are retained in the financial statements as trading or investment securities and the counterparty liability is included in amounts due to banks, due to customers or other deposits, as appropriate. Securities purchased under agreement to resell (‘Reversed Repos’) are recorded as due from other banks or loans and advances to customers, as appropriate. The difference between sale and repurchase price is treated as interest and accrued over the life of Repos (or Reverse Repos) agreement using the effective interest rate method.

2.12 Securities borrowing and lending

Securities borrowed and securities lent are recorded at the amount of cash collateral advanced or received, plus accrued interest. Securities borrowed and securities received as collateral under securities lending transactions are not recognised in the financial statements unless control of the contractual rights that comprise these securities transferred is gained or sold to third parties, in which case the purchase and sale are recorded with the gain or loss included in trading income. The obligation to return them is recorded at fair value as a trading liability.

Respectively, securities lent and securities provided as collateral under securities borrowing transactions are not derecognised from the financial statements unless control of the contractual rights that comprise these securities transferred is relinquished.

The Group monitors the market value of the securities borrowed and lent on a regular basis and provides or requests additional collateral in accordance with the underlying agreements. Fees and interest received or paid are recorded as interest income or interest expense, on an accrual basis.

2.13 Investment Securities

Investment securities are classified as either available for sale or held to maturity investment securities based on management intention on purchase date. Investment securities are recognised at trade date, which is the date that the Group commits to purchase or sell the asset. All other purchases and sales, which do not fall within market convention are recognised as derivative forward transactions until settlement.

Available for sale investment securities are initially recorded at cost (including transaction costs) and subsequently re-measured at fair value based on quoted bid prices in active markets, dealer price quotations or discounted expected cash flows. Fair values for unquoted equity investments are determined by applying recognised valuation techniques such as price/earnings or price/cash flow ratios, refined to reflect the specific circumstances of the issuer. Unrealised gains and losses arising from changes in the fair value of available for sale investment securities are reported in shareholders’ equity, net of taxes (where applicable), until such investment is sold, collected or otherwise disposed of, or until such investment is determined to be impaired.

Available for sale investment securities may be sold in response to needs for liquidity or changes in interest rates, foreign exchange rates or equity prices. When an available for sale investment security is disposed of or impaired, the accumulated unrealised gain or loss included in shareholders’ equity is transferred to the income statement for the period and reported as gains / losses from investment securities. Gains and losses on disposal are determined using the moving average cost method.

Held to maturity investment securities consist of securities with fixed or determinable payments, which the management has the positive intend and ability to hold to maturity. Held to maturity investment securities are carried at amortised cost using the effective interest rate method, less any provision for impairment. Amortised cost is calculated by taking into account any fees, points paid or received, transaction costs and any discount or premium on acquisition.

An investment security is considered impaired if its carrying amount exceeds its recoverable amount and there is objective evidence that the decline in price has reached a level that recovery of the cost value cannot be reasonably expected within the foreseeable future. The amount of the impairment loss for financial assets carried at amortised cost is calculated as the difference between the asset’s carrying amount and the present value of expected future cash flows discounted at the financial instrument’s original effective interest rate. For quoted financial assets re-measured to fair value the recoverable amount is the present value of expected future cash flows discounted at the current market rate of interest for a similar financial asset whereas for unquoted financial assets the recoverable amount is determined by applying recognised valuation techniques.

Interest earned while holding investment securities is reported as interest income. Dividends receivable are included separately in dividend income, when a dividend is declared.

2.14 Loans and receivables

Loans originated by the Group include loans where money is provided directly to the borrower, other than those that are originated with the intent to be sold (if any), in which case they are recorded as assets at fair value through profit and loss, available for sale investment securities or as held to maturity, as appropriate.

Loans originated by the Group are recognised when cash is advanced to borrowers. They are initially recorded at cost including any transaction costs, and are subsequently valued at amortised cost using the effective interest rate method.

Interest on loans originated by the Group is included in interest income and is recognised on an accrual basis. Fees and direct costs relating to a loan origination, financing or restructuring and to loan commitments are treated as part of the cost of the transaction and are deferred and amortised to interest income over the life of the loan using the effective interest rate method.

2.15 Impairment losses on loans and advances

A credit risk provision for loan impairment is established if there is objective evidence that the Group will be unable to collect all amounts due on a claim according to the original contractual terms. A “claim” means a loan, a commitment such as a letter of credit, guarantee or commitment to extent credit.

A provision for loan impairment is reported as a reduction of the carrying amount of a claim on the balance sheet, whereas for an off-balance sheet item such as a commitment, a provision for impairment loss is reported in other liabilities. Additions to provisions for loans impairment are made through bad and doubtful debts expense.

The Group assesses whether objective evidence of impairment exists for loans that are considered individually significant, i.e. all loans above €1 million, and collectively for loans that are not considered individually significant. A loan is subject to impairment test when interest and/or capital is in arrears for a period over 90 days and/or such qualitative indications exist, at the assessment date, which demonstrate that the borrower will not be able to meet his obligations. Usually such indications include but are not restricted to significant financial difficulty, deterioration of credit rating, probability of bankruptcy or other financial reorganization procedures.

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the loans’ carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at a) the loan’s original effective interest rate, if the loan bears a fixed interest rate, or b) current effective interest rate, if the loan bears a variable interest rate.

The calculation of the present value of the estimated future cash flows of a collateralised loan reflects the cash flows that may result from obtaining and selling the collateral, whether or not foreclosure is probable.

For the purposes of a collective evaluation of impairment, loans are grouped on the basis of similar credit risk characteristics. Loans to corporates are grouped based on days in arrears, product type, economic sector, size of business, collateral type and other relevant credit risk characteristics. Mortgages and retail loans are also grouped based on days in arrears or product type. Those characteristics are relevant to the estimation of future cash flows for pools of loans by being indicative of the debtors’ ability to pay all amounts due and together with historical loss experience for loans with credit risk characteristics similar to those in the pool form the foundation of the loan loss allowance computation. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects and conditions in the historical period that do not exist currently.

All impaired loans are reviewed and analysed at least annually and any subsequent changes to the amounts and timing of the expected future cash flows compared with the prior estimates result in a change in the provision for loans impairment and are charged or credited to impairment losses on loans and advances. The methodology and assumptions used in estimating future cash flows are reviewed regularly by the Group to reduce any differences between loss estimates and actual loss experience.

Subject to compliance with tax laws in each jurisdiction, a loan, which is deemed to be uncollectible or forgiven, is written off against the related provision for loans impairment. Subsequent recoveries are credited to impairment losses on loans and advances in the income statement. In the case of loans to borrowers in countries where there is an increased risk of difficulties in servicing external debt, an assessment of the political and economic situation is made, and additional country risk provisions are established if necessary.

2.16 Property and equipment

Property and equipment include land and buildings, leasehold improvements and transportation and other equipment, held by the Group for use in the supply of services or for administrative purposes. Property and equipment are initially recorded at cost, which includes all costs that are required to bring an asset into working condition.

Subsequent to initial recognition, property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Costs incurred subsequent to the acquisition of an asset, which is classified as property and equipment are capitalised, only when it is probable that they will result in future economic benefits to the Group beyond those originally anticipated for the asset, otherwise they are expensed as incurred.

Depreciation of an item of property and equipment begins when it is available for use and ceases only when the asset is derecognised. Therefore, the depreciation of an item of property and equipment that is retired from active use does not cease unless it is fully depreciated. Property and equipment are depreciated on a straight-line basis over their estimated useful lives as follows:

Land	No depreciation
Buildings used in operation	Not exceeding 50 years
Buildings (other than those used in operation)	Not exceeding 50 years
Leasehold improvements	Residual lease term, not exceeding 10 years
Furniture and related equipment	Not exceeding 12 years
Motor vehicles	Not exceeding 10 years
Hardware and other equipment	Not exceeding 5 years

The Group periodically reviews land and buildings for impairment. Where the carrying amount on an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. Gains and losses on disposal of property and equipment are determined by reference to their carrying amount and are taken into account in determining operating profit.

Foreclosed assets, which consist of properties acquired through foreclosure in full or partial satisfaction of a related loan, are initially measured at cost, which includes transaction costs, and reported under other assets. After initial recognition foreclosed assets are re-measured at the lower of their carrying amount and fair value less estimated costs to sell. Any gains or losses on liquidation of foreclosed assets are included in other operating income.

2.17 Investment property

Investment property includes land and buildings, owned by the Group (or held through a leasing agreement, either finance or operating) with the intention of earning rentals or for capital appreciation or both, and is initially recorded at cost, which includes transaction costs. A property interest that is held by the Group under an operating lease is classified and accounted for as investment property when a) the property would otherwise meet the definition of an investment property or b) the operating lease is accounted for as if it were a finance lease.

Subsequent to initial recognition, investment property is stated at cost less accumulated depreciation and any accumulated impairment losses.

Investment property is depreciated on a straight-line basis over its estimated useful life, which approximates the useful life of similar assets included in property and equipment. Investment property is periodically reviewed for impairment.

2.18 Goodwill and other intangible assets

Intangible assets include goodwill, computer software and other intangible assets that comprise of separately identifiable intangible items arising from acquisitions.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net assets of the acquired entity at the date of acquisition. Subsequent to initial recognition, goodwill is stated at cost less accumulated impairment losses. Management tests goodwill for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired.

Any excess, as at the date of the exchange transaction, of the acquirer’s interest in the fair values of the identifiable assets and liabilities acquired over the cost of the acquisition, should be recognised as negative goodwill. Once it has been established that negative goodwill exists, the Group a) reassess the identification and measurement of the acquiree’s identifiable assets, liabilities and contingent liabilities and the measurement of the cost of the combination and b) recognizes immediately in the income statement any profit or loss remaining after the reassessment.

Computer software includes costs that are directly associated with identifiable and unique software products controlled by the Group that are anticipated to generate future economic benefits exceeding costs beyond one year. Expenditure, which enhances or extends the performance of computer software programs beyond their original specifications is recognised as a capital improvement and added to the original cost of the software.

Computer software development costs recognised as assets, are amortised using the straight-line method over their useful lives, not exceeding a period of 10 years.

Expenditure on starting up an operation or branch, training personnel, advertising and promotion and relocating or reorganizing part or the entire Group is recognised as an expense when it is incurred.

At each balance sheet date, management reviews intangible assets and assesses whether there is any indication of impairment. If such indications exist an analysis is performed to assess whether the carrying amount of intangible assets is fully recoverable. A write-down is made if the carrying amount exceeds the recoverable amount.

2.19 Insurance Operations

The Group classifies its insurance related products into insurance contracts and investment contracts depending on the level of insurance risk inherent in the products in accordance with IFRS 4 (“Insurance contracts”). As permitted by IFRS 4, the Group accounts for its insurance contracts in accordance with Greek accounting principles. Accordingly, overseas insurance liabilities are measured in accordance with the accounting and legal requirements in the countries concerned and as permitted by IFRS 4.

Assets and liabilities relating to investment contracts are classified and measured as appropriate under IAS 39, ‘Financial Instruments: Recognition and Measurement’. The Group assesses whether its recognised insurance liabilities are adequate by applying a liability adequacy test (“LAT”), which meets the minimum requirements set forth in IFRS 4, at the end of each reporting period. Additional liabilities resulting from the LAT increase the carrying amount of insurance liabilities as determined in accordance with local laws and regulations and are charged off to the income statement.  As at 1 January 2005, additional liabilities resulting from the first application of the LAT were charged off to equity.

2.20 Leases

a. A Group company is the lessee

Leases where the Group has substantially all the risks and rewards of ownership of the asset are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The outstanding rental obligations, net of finance charges, are included in other liabilities. The interest element of the finance cost is charged to the income statement over the lease period. All assets acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

Leases where a significant portion of the risks and rewards of ownership of the asset are retained by the lessor, are classified as operating leases. The total payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement. It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset.

b. A Group Company is the lessor

Finance leases: When assets are leased out under a finance lease, the present value of the minimum lease payments is recognised as a receivable. Lease income is recognised over the term of the lease using the net investment method (before tax), which reflects a constant periodic rate of return. Finance lease receivables are included in loans and advances to customers.

Operating leases: Assets leased out under operating leases are included in the balance sheet based on the nature of the asset. They are depreciated over their useful lives on a basis consistent with similar owned property. Rental income (net of any incentives given to lessees) is recognised on a straight-line basis over the lease term.

2.21 Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents include cash on hand, unrestricted balances held with central banks, amounts due from other banks and highly liquid financial assets with original maturities of less than three months from the date of acquisition such as treasury bills and other eligible bills, investment and trading securities which are subject to insignificant risk of changes to fair value and are used by the Group in the management of its short-term commitments.

2.22 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

2.23 Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

A financial guarantee contract, other than those assessed as insurance contracts, is recognised initially at their fair value and subsequently measured at the higher of: (a) the unamortized balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date.

2.24 Employee benefits

Group companies operate various retirement benefit plans in accordance with local conditions and practices in their respective countries. Such plans are classified as pension plans or other post-retirement benefit plans.

2.24.1 Pension plans

a. Defined benefit plans

A defined benefit plan is a pension plan that defines an amount of pension benefit to be provided, usually as a function of one or more factors such as age, years of service or compensation. For defined benefit plans, the pension liability is the present value of the defined benefit obligation at the balance sheet date minus the fair value of the plan assets, including any adjustments for unrecognised actuarial gains/losses and past service costs. The Group follows the “corridor” approach of IAS 19 “Employee Benefits” according to which a certain amount of actuarial gains and losses remains unrecognised and is amortised over the average remaining service lives of the employees participating in the plan.

The defined benefit obligation is calculated by independent actuaries on an annual basis using the projected unit credit method. The present value of the defined obligation is determined by the estimated future cash outflows using interest rates of government securities, which have terms to maturity approximating the terms of the related liability. Pension costs are charged or credited to the income statement over the service lives of the related employees.

b. Defined contribution plans

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees’ benefits relating to employee service in the current and prior periods. Group contributions to defined contribution plans are charged to the income statement in the year to which they relate and are included in staff costs.

2.24.2 Other post-retirement benefit plans

Group employees participate in plans, which provide for various health benefits including post-retirement healthcare benefits. Such plans are all defined contribution and Group contributions are charged to the income statement in the year to which they relate and are included in staff costs.

2.24.3 Share based payment transactions

The Bank has a Group-wide stock option plan for the executive members of the Board of Directors, management and staff of the Group.  The fair value of the employee services received in exchange for the grant of the options is measured by reference to the fair value of the options at the date on which they are granted and is recognised as an expense.  The total amount to be expensed over the vesting period is determined by reference to the fair value of the share options granted.  Fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the expected volatility of the underlying stock and the expected dividends on it, and the risk-free interest rate over the expected life of the option.

When the options are exercised and new shares are issued, the proceeds received net of any transaction costs are credited to share capital (par value) and the surplus to share premium.

2.25 Income taxes

Income tax payable on profits, based on the applicable tax laws in each jurisdiction, is recognised as an expense in the period in which profits arise.

Deferred income tax is fully provided, using the liability method, on all temporary differences arising between the carrying amounts of assets and liabilities in the consolidated balance sheet and their amounts as measured for tax purposes.

The principal temporary differences arise from insurance reserves, provisions for pensions and revaluation of certain assets. Deferred tax assets relating to the unused tax losses carried forward are recognised to the extent that it is probable that sufficient taxable profits will be available against which these losses can be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on laws that have been enacted at the balance sheet date.

Deferred income tax is provided on temporary differences arising from investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled by the Group and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax asset is recognised for all deductible temporary differences arising from investments in subsidiaries, branches and associates, and interests in joint ventures, to the extent that, it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

Deferred tax, related to fair value changes of available for sale investment securities and cash flow hedges, which are charged or credited directly to shareholders’ equity, is also credited or charged directly to shareholders’ equity where applicable and is subsequently recognised in the income statement together with the deferred gain or loss.

2.26 Borrowings

Borrowings are initially recognised at cost, which is the fair value of the consideration received (issue proceeds), net of transaction costs incurred. Subsequent measurement is at amortised cost and any difference between net proceeds and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest rate method.

2.27 Share capital and treasury shares

Share issue costs: Incremental external costs directly attributable to the issue of new shares, other than on a business combination, are deducted from equity net of any related income tax benefit.

Dividends on ordinary shares: Dividends on ordinary shares are recognised as a liability in the period in which they are approved by the Bank’s Shareholders at the Annual General Meeting.

Treasury shares: NBG shares held by the Group are classified as treasury shares and the consideration paid including any attributable incremental external costs, net of income taxes, is deducted from total shareholders’ equity until they are cancelled, reissued or resold. Treasury shares do not reduce the number of shares issued but affect the number of outstanding shares used in the calculation of earnings per share. Treasury shares held by the Bank are not eligible to receive cash dividends. Any difference between acquisition cost and ultimate proceeds from subsequent resale (or reissue) of treasury shares is included in shareholders’ equity and is therefore not to be considered a gain or loss to be included in the income statement.

2.28 Segment reporting

The Group is organised on a worldwide basis into six business segments and provides products or services that are subject to risks and returns that are different from those of other business segments. This organizational structure is the basis upon which the Group reports its primary segment information.

A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

2.29 Assets and liabilities held for sale and discontinued operations

Assets (or disposal groups) are classified as held for sale if their carrying amount is recovered principally through a sale transaction rather than through continuing use. Immediately before classification as held for sale, the measurement of the assets (and all assets and liabilities in a disposal group) is effected in accordance with the applicable IFRS’s. Upon initial classification as assets held for sale, they are measured at their lower of carrying amount and fair value less costs to sell and are classified separately from other assets in the balance sheet. Offsetting of assets and liabilities is not permitted.

Impairment losses on initial classification as held for sale are included in profit or loss, even when there is a revaluation.  The same applies to gains and losses on subsequent remeasurement.

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations that has been disposed of or is classified as held for sale or is a subsidiary acquired exclusively with a view to resale.  Classification as discontinued operations occurs upon disposal or when the operations meet the criteria to be classified as held for sale. Discontinued operations are presented on the face of the income statement.

2.30 Related party transactions

Related parties include entities, which the Bank has the ability to exercise significant influence in making financial and operating decisions. Related parties include, directors, their close relatives, companies owned or controlled by them and companies over which they can influence the financial and operating policies.  All banking transactions entered into with related parties are made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with unrelated parties and do not involve more than a normal amount of risk.

2.31 Fiduciary and trust activities

The Group provides fiduciary and trust services to individuals and other institutions, whereby it holds and manages assets or invests funds received in various financial instruments at the direction of the customer. The Group receives fee income for providing these services. Trust assets are not assets of the Group and are not recognised in the financial statements. The Group is not exposed to any credit risk relating to such placements, as it does not guarantee these investments.

2.32 Earnings per share

A basic earnings per share (EPS) ratio is calculated by dividing the net profit or loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

A diluted earnings per share ratio is computed using the same method as for basic EPS, but the determinants are adjusted to reflect the potential dilution that could occur if convertible debt securities, options, warrants or other contracts to issue ordinary shares were converted or exercised into ordinary shares.

NOTE 3: Critical accounting policies, estimates & judgments

3.1 Critical accounting policies and estimates

The preparation of financial statements in accordance with International Financial Reporting Standards (IFRS) requires management to make a number of judgments, estimates and assumptions that affect the reported amount of assets, liabilities, income and expense in the Group’s Consolidated Financial Statements and accompanying notes. The Group believes that the judgments, estimates and assumptions used in the preparation of the Consolidated Financial Statements are appropriate given the factual circumstances as of 31 December 2006.

Various elements of the Group’s accounting policies, by their nature, are inherently subject to estimation techniques, valuation assumptions and other subjective assessments. In particular, the Group has identified nine accounting policies which, due to the judgments, estimates and assumptions inherent in those policies, and the sensitivity of the financial statements to those judgments, estimates and assumptions, are critical to an understanding of the financial statements.

Recognition and measurement of financial instruments at fair value

Assets and liabilities that are trading instruments are recorded at fair value on the balance sheet date, with changes in fair value reflected in net trading income. For exchange traded financial instruments, fair value is based on quoted market prices for the specific instrument. Where no active market exists, or where quoted prices are not otherwise available, the Group determines fair value using a variety of valuation techniques. These include present value methods, models based on observable input parameters, and models where some of the input parameters are unobservable.

Valuation models are used primarily to value derivatives transacted in the over-the-counter market. All valuation models are validated before they are used as a basis for financial reporting, and periodically reviewed thereafter, by qualified personnel independent of the area that created the model.  Wherever possible, the Group compares valuations derived from models with quoted prices of similar financial instruments, and with actual values when realised, in order to further validate and calibrate its models.  A variety of factors are incorporated into the Group’s models, including actual or estimated market prices and rates, such as time value and volatility, and market depth and liquidity.

The Group applies its models consistently from one period to the next, ensuring comparability and continuity of valuations over time, but estimating fair value inherently involves a significant degree of judgment. Management therefore establishes valuation adjustments to cover the risks associated with the estimation of unobservable input parameters and the assumptions within the models themselves.

Although a significant degree of judgment is, in some cases, required in establishing fair values, management believes the fair values recorded in the balance sheet and the changes in fair values recorded in the income statement are prudent and reflective of the underlying economics, based on the controls and procedural safeguards we employ.

Fair value option

The Group adopted revised IAS 32 and revised IAS 39 at 1 January 2005. The Group has applied the exception provided in IFRS 1 not to restate the comparative prior year.  Revised IAS 39 permits an entity to designate any financial asset or financial liability as held at fair value and to recognize fair value changes in profit and loss. The Group applies the fair value option primarily to debt instruments since this option presents more relevant information by eliminating or significantly reducing measurement inconsistency (an “accounting mismatch”) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on a different basis.

Recognition of deferred Day 1 Profit and Loss

The Group has entered into transactions, some of which will mature after more than ten years, where it determines fair value using valuation models for which not all inputs are market observable prices or rates. The Group initially recognize a financial instrument at the transaction price, which is the best indicator of fair value, although the value obtained from the relevant valuation model may differ. Such a difference between the transaction price and the model value is commonly referred to as “Day 1 profit and loss”. In accordance with applicable accounting literature, the Group does not recognize that initial difference, usually a gain, immediately in profit and loss. While applicable accounting literature prohibits immediate recognition of Day 1 profit and loss, it does not address when it is appropriate to recognize Day 1 profit in the income statement. It also does not address subsequent measurement of these instruments.

Decisions regarding recognizing deferred Day 1 profit and loss are based on the principle of prudence and are made after careful consideration of facts and circumstances to ensure the Group does not prematurely release a portion of the deferred profit to income. For each transaction, the Group determines individually the appropriate method of recognizing the Day 1 profit and loss amount in the income statement. Deferred Day 1 profit and loss is amortised over the life of the transaction, deferred until fair value can be determined using market observable inputs, or realised through settlement.  In all instances, any unrecognised Day 1 profit and loss is immediately released to income if fair value of the financial instrument in question can be determined either by using market observable model inputs or by reference to a quoted price for the same product in an active market.

After entering into a transaction, the Group measures the financial instrument at fair value, adjusted for the deferred Day 1 profit and loss. Subsequent changes in fair value are recognised immediately in the income statement without reversal of deferred Day 1 profits and losses.

Goodwill and Equity method investments

The Group regularly reviews goodwill and equity method investments for possible impairment indications. If the impairment indicators are identified, the Group makes an assessment about whether the carrying amount of such assets remains fully recoverable. When making this assessment the Group compares the carrying value to market value, if available, or a fair value determined by a qualified evaluator or pricing model. Determination of a fair value by a qualified evaluator or pricing model requires management to make assumptions and use estimates.

The Group believes that the assumptions and estimates used are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. However, different ones could be used which would lead to different results.

Allowance for loan losses

The amount of the allowance set aside for loan losses is based upon management’s ongoing assessments of the probable estimated losses inherent in the loan portfolio. Assessments are conducted by members of management responsible for various types of loans employing a methodology and guidelines which are continually monitored and improved. This methodology has two primary components: specific allowances and collective allowances. The Group assesses whether objective evidence of impairment exists for loans that are considered individually significant, i.e. all loans above €1 million, and collectively for loans that are not considered individually significant.

A loan is subject to impairment test when interest and/or capital is in arrears for a period over 90 days and/or such qualitative indications exist, at the assessment date, which demonstrate that the borrower will not be able to meet his obligations. Usually such indications include but are not restricted to significant financial difficulty, deterioration of credit rating, probability of bankruptcy or other financial reorganization procedures.

The specific counterparty component applies to claims evaluated individually for impairment and is based upon management’s best estimate of the present value of the cash flows which are expected to be received. In estimating these cash flows, management makes judgments about a counterparty’s financial situation and the net realizable value of any underlying collateral or guarantees in our favour. Each impaired asset is assessed on its merits, and the workout strategy and estimate of cash flows considered recoverable are independently reviewed. In assessing the need for collective loan loss allowances, management considers factors such as credit quality, portfolio size, concentrations, and economic factors. In order to estimate the required allowance, assumptions are made both to define the way inherent losses are modelled and to determine the required input parameters, based on historical experience and current economic conditions. The accuracy of the allowances and provisions we make depends on how well we estimate future cash flows for specific counterparty allowances and provisions and the model assumptions and parameters used in determining collective allowances. While this necessarily involves judgment, management believes that the allowances and provisions are reasonable and supportable.

Allowances for loan losses made by our foreign subsidiaries are estimated by the subsidiary using similar criteria as the Bank uses in Greece.  As the process for determining the adequacy of the allowance requires subjective and complex judgment by management about the effect of matters that are inherently uncertain, subsequent evaluations of the loan portfolio, in light of the factors then prevailing, may result in changes in the allowance for loan losses.

Insurance reserves

Insurance reserves for life insurance operations (long-duration contracts) are estimated using approved actuarial methods that include assumptions about future investment yields, mortality, expenses, options and guarantees, morbidity and terminations. Insurance reserves for property and casualty insurance operations (short-duration contracts) are determined using loss estimates, which rely on actuarial observations of loss experience for similar historic events. Assumptions and observations of loss experience are periodically adjusted, with the support of qualified actuaries, in order to reflect current conditions. Any additional future losses anticipated from the revision of assumptions and estimations is charged to the income statement.

We continue to monitor potential for changes in loss estimates in order to ensure that our recorded reserves in each reporting period reflect current conditions.

Net periodic benefit cost

The net periodic benefit cost is actuarially determined using assumed discount rates, assumed rates of compensation increase and the expected return on plan assets. These assumptions are ultimately determined by reviewing the Group’s salary increases each year. The expected long-term return on plan assets represents management’s expectation of the average rate of earnings on the funds invested to provide for the benefits included in the projected benefit obligation. To determine the expected long-term rate of return assumption the Group and its advisors make forward-looking assumptions in the context of historical returns and volatilities for each asset class as well as correlations among asset classes. The expected long-term rate of return assumption is annually adjusted based on revised expectations of future investment performance of the overall capital markets, as well as changes to local regulations affecting investment strategy.

Useful lives of depreciable assets

The Group’s management determines the estimated useful lives and related depreciation charges for its property and other equipment.  The Group’s estimate is based on the projected operating life cycle of its buildings and the other depreciable assets such as furniture and other equipment, motor vehicles, hardware and other equipment. Such estimates are not expected to change significantly, however, management modifies depreciation charge rates wherever useful lives turn out to be different than previously estimated and it writes down or writes off technically obsolete assets.

Stock Options granted to employees

The Group grants options over shares in NBG to its employees under a stock option program. Employee services received, which are charged to the P&L, and the corresponding increase in equity, are measured by reference to the fair value of the equity instruments as at the date of grant, excluding the impact of non-market vesting conditions. Fair value of stock options is estimated by using the Black Scholes model on the date of grant based on the assumptions described in note 12, which include among others the exercise price, the dividend yield, the risk free interest rate and share price volatility.

3.2 Critical accounting judgments

Impairment of available-for-sale financial assets

The Group follows the guidance of IAS 39 on determining when an investment is other than temporarily impaired.  This determination requires judgment and the Group evaluates the duration and extent to which the fair value of an investment is less than its cost; and the financial health of and near-term business outlook for the investee, including factors such as industry and sector performance, changes in technology and operational and financing cash flow.

Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Put options on minority interests

Put options as part of a business combination under IAS 32 “Financial Instruments: Disclosure and Presentation” are accounted for as a liability. The liability is recognised as if the puttable instrument has already been exercised, therefore, no minority interest is recognised for reporting purposes, and subsequently is measured at fair value, using different valuation techniques based on best estimates available to the management.  The difference (if any), between the fair value of the liability and the legal minority interest’s share of net assets is recognised as part of the goodwill.  Subsequent changes to the valuation of the put option will be recorded as changes to the liability and to goodwill, without any direct impact on the consolidated income statement.  Since there is no clear guidance in IFRS 3 on Business combinations and IAS 32 on Financial Instruments on how such options must be accounted for and no specific IFRIC guidance has yet issued, the Group applies the provisions of IAS 32.23 while waiting for an interpretation from IASB and IFRIC.

NOTE 4: Financial risk management

4.1 Credit risk

The credit risk process is conducted separately by the Bank and each of its subsidiaries. The Group has implemented systematic controls and monitoring of credit risk and market risk and has formed a Risk Management Council to establish consistent risk management policies throughout the Group. Each of the credit risk procedures established by the subsidiaries is coordinated by the Group Risk Management Division.

The Bank. The credit risk process for the Bank is managed centrally by the Group Risk Management Division, which works closely with centralised underwriting units responsible for particular type of loans. Under the Bank’s facility risk rating system, corporate exposures are grouped into eight risk classes. Low risk borrowers are often offered more favourable terms, while loans to high-risk borrowers generally require third party guarantees and additional collateral. The bank also uses a number of obligor rating systems, assigning a borrower rating to each counterparty, whether large, medium corporate or small business.  This rating is based primarily upon quantitative criteria (mostly liquidity, profitability, capital structure and debt service ratios) as well as qualitative factors such as management quality, reputation with customers and employees and company standing. In addition, all Bank’s rating systems consider the borrower’s industry risk and its relative position within its peer group. As the Banks prepares for compliance with Basel II IRB methods, corporate borrower ratings are mapped to probabilities of default and will take precedence over the existing eight-grade facility rating, to be replaced in the near future by specific expected loss estimates per obligor.

The Bank’s credit exposure to each borrower is subject to a detailed risk review at least annually, or semi-annually in case of high-risk borrowers, with all outstanding facilities being reviewed. Interim reviews are also undertaken throughout the year and on an ongoing basis, either following a late payment, or if there are issues which may affect the borrower’s course of business, or changes relevant to the borrower’s creditworthiness. In case of term loans, exposures to borrowers engaged in start-up projects and those posing special risks as a result of company or industry difficulties or otherwise, are generally subject to more frequent reviews. These reviews are undertaken by the loan officers responsible for the customer and are monitored by the Group’s Risk Management Division. Credit reviews include consideration of the customer’s historical and projected business performance, balance sheet strength and cash flow generation capability, as well as relevant industry trends. These matters are considered in relation to the size, structure and maturity of the Bank’s exposure to its client, in conjunction with the nature of any security held. When the Bank determines, as a result of this process, that a borrower poses a risk, it takes appropriate action to limit its exposure as well as to downgrade all outstanding facilities of the borrower. For example, the Bank may increase its collateral level, reset the interest rate at a higher level or decrease its facility line. In addition, credit officers responsible for the customer will intensify the monitoring of its other exposures. When the review process results in the migration of the facility into a higher risk class, either the outstanding facility is restructured or future lending and renewals of existing lines are rejected. With respect to the facility risk rating categorization, a coefficient Expected Loss analysis is applied to all commercial and corporate loans and its results are taken into consideration during the formulation of the Bank’s provisioning policy.

Since the beginning of the year, the Bank has implemented and currently enforces both Obligor limits and Sector limits. These are based on relative risk analyses of the existing commercial portfolio and are reviewed annually. Trends in the loan portfolio, including business development, asset quality and provisions for bad and doubtful debts, are reported regularly to the Board of Directors. The Bank also maintains an internal watch list of commercial loans, whose principal and interest payments are in arrears for up to three months, and have not yet been classified as non-performing loans. Credit officers responsible for customers on this watch list must take action in order to prevent the relevant loans from becoming non-performing and must report monthly on their progress.

With respect to mortgage loans, the underwriting process is centralised under the Mortgage Credit Division. All mortgage applications are rated using a bespoke application scorecard. Centralised underwriting ensures segregation of duties and uniform enforcement of underwriting standards. Loan security is typically in the form of a Mortgage Pre-notation on a property for 120% of the loan amount. Maximum loan amount usually does not exceed the 75% of the market value, but this may infrequently evolve up to 100% according to various factors and specific circumstances, which deal with the applicant’s credit profile, type of ownership, location of the asset, type of the financed property etc.

For Personal Loans and Credit cards, the credit approval process is carried out through the use of bespoke credit scorecards.  The Group Risk Management Division carries out among other reports, vintage analyses by period of disbursement, issuing channel, and product type for various delinquency definitions, thus continuously ensuring strict monitoring of the scorecards’ efficiency and separation power. Exposures are pooled by application score and delinquency bucket to produce estimates of default probabilities.

The credit granting processes and procedures are centralised. The rational behind this organizational structure is three-fold:

•                      To ensure correct application of credit policy

•                      To effectively channel the applications through the business pipeline, thus speeding up the decision making process, while ensuring accuracy and consistency

•                      To effectively monitor the client information input process

Finally, through the development of portfolio models, Risk Management is able to calculate, evaluate and monitor expected and unexpected losses for all portfolio asset classes and segments.

The recently established Retail Banking Collection Division carries the responsibility of monitoring and collecting past due amounts of the entire retail portfolio. The Division’s objectives are mainly focused on reducing loan portfolio delinquency rates, facilitating early awareness of defaulted loans, ensuring proactive remedial management of defaulted loans and reducing costs, minimizing losses and increasing the retail business portfolio overall profitability.

The Bank’s subsidiaries

Finansbank. The Credit Risk Management Committee is responsible for managing credit risk at Finansbank. Total amount of credits granted to a group is subject to certain credit risk limits. According to the decision taken by the Board of Directors, the maximum amount of the loan to be granted to a group (cash and non-cash) is limited with the calculation of certain percentages of the shareholders’ equity based on the rating of the group. Furthermore, concentration risk is monitored on monthly basis in terms of industry, rating, top 20 group and top 50 corporate customers.

Loan limits of the loan customers are revised periodically in line with the Bank’s procedures. The Bank analyses the credibility of the loans within the framework of its loan policies and obtains collaterals for loans and other receivables to reduce credit risk. Evaluation of restructured and rescheduled loans is based in the Bank’s current rating system.

United Bulgarian Bank (UBB). Outstanding business loans to large corporations are reviewed monthly by the responsible credit officers and by UBB’s Credit Portfolio Review Committee, which is responsible for reviewing general categories of risk and implementing risk guidelines. Loans to small to medium sized enterprises (SMEs) are also reviewed on a monthly basis. All loans are reclassified monthly according to a risk assessment based on a four-point risk-rating system. In addition, UBB’s auditors carry out a separate review of loans representing approximately 70% of the loan portfolio on an annual basis. The review is focused on the largest and most recently granted loans and a random sample of other loans. Interim reviews are undertaken during semi-annual audit reviews. Reports related to the status of loans are submitted regularly to the Credit Committee by UBB’s Credit Portfolio Review Committee. At least once a year, UBB’s executive management presents a full report on the quality of UBB’s loan portfolio to its Board of Directors.

Stopanska Banka. Stopanska applies a five-point risk rating system for classifying loans. Loans are rated from A to E, with E being the riskiest (i.e. non performing). Loans are classified depending mainly on the length of time they have been in arrears. Loans in class A have been in arrears for less than 30 days, while those in class E have been in arrears for over 365 days.

NBG Cyprus. NBG Cyprus has adopted the Bank’s risk rating system. A special Credit Provisions Committee presents a report annually to NBG Cyprus’ Executive Credit Committee on the quality of the bank’s credit portfolio.

Banca Romaneasca. Banca Romaneasca applies a five-point credit rating system. The credit category assigned to a loan is determined by three factors: risk rating, debt service and initiation of legal proceedings and is re-assessed on a monthly basis. A debtor’s financial performance and risk rating are measured by a combination of quantitative and qualitative criteria, such as the debtor’s quantitative financial performance as well as his general background. Banca Romaneasca evaluates these factors and, after receiving the client’s annual and semi-annual financial statements, re-assesses risk rating twice a year (in April and August). The initiation of legal proceedings results in automatically classifying the loan in the lowest credit category regardless its risk rating and debt service factors.

The South African Bank of Athens (SABA). SABA focuses on working capital facilities and asset based finance for small-to-medium sized enterprises and all facilities are reviewed on an annual basis in light of the most recent financial statements for such corporate clients. During this review period SABA analyses the client’s entire business and looks for opportunities to add value by either providing business advice or restructuring/ increasing facilities.

Geographical concentration of the Group’s loan portfolio and credit commitments is summarised in the following table.

Geographical concentration of loan portfolio (net) and credit commitments

	Loan portfolio				Credit commitments
	31.12.2006		31.12.2005		31.12.2006		31.12.2005

Greece	30.550.645	72%	25.537.683	87%	17.113.091	57%	13.338.814	95%
Turkey	6.685.209	16%	—	—	12.184.558	40%	—	—
SE Europe	3.769.855	9%	2.681.630	9%	930.622	3%	482.805	4%
West European Countries	1.558.044	3%	1.246.687	4%	49.553	—	150.159	1%
South Africa	60.783	—	62.178	—	12.528	—	14.417	—
Total	42.624.536		29.528.178		30.290.352		13.986.195

4.2 Market Risk

The Bank takes on exposure to market risk. Market risk is the risk of loss attributed to adverse changes in the market value and the liquidity level of the Bank’s portfolio due to unfavourable movements in interest rates, foreign exchange rates and equity prices / indices.

Since 2003, the Bank applies the “Value at Risk- (VaR)” model, in order to estimate the worst expected loss for 1-day holding period and a confidence interval of 99%. The Bank currently implements the VaR model taking into account the positions of both trading and available for sale (AFS) portfolios, through the most advanced software developed by the company Algorithmics. It should be noted that the Bank of Greece, as well as internal and external advisors, have certified the aforementioned methodology.

The Bank has established a framework of VaR limits in order to control and manage more efficiently the risks to which it is exposed. These limits have been determined upon the worldwide best practices; they refer not only to specific types of market risk - such as interest rate risk, foreign exchange risk and equity risk - but also to the overall market risk of the Bank’ s trading and available for sale portfolios. In 2006, the Total VaR estimate (with 1-day holding period and 99% confidence interval) of the Bank’s portfolio varied from €1.5 million to €10.6 million, with an average estimate of €5 million.

The Bank conducts a back-testing program on the positions of the trading portfolio on a daily basis, in order to evaluate and assess the accuracy of the VaR model. Back-testing compares the one-day VaR calculated by the internal model, with the change in the value of the portfolio due to the actual movements of the relevant risk factors. During 2006, there were only 3 cases out of 251 days where the actual change in the value of the portfolio exceeded the VaR estimates. Supplementary to the VaR model, the Bank conducts stress testing on a weekly basis, on both the trading and the available for sale portfolios, based on specific scenarios. The aim of stress testing is to evaluate the gains or losses that may occur under extreme market conditions.

4.3 Interest Rate Risk

For 2006, interest rate risk remained the most significant risk to which the Bank was exposed, due to the worldwide fluctuations of interest rates. The principal source of interest rate risk exposure arises from the Bank’s bond portfolio, which mainly consists of Greek government bonds, for which the Bank is the principal market maker, in both the primary and the secondary markets. Its relatively large inventory facilitates its market-making activity and the distribution of Greek government bonds to retail and institutional investors in Greece and abroad. The Bank enters into futures contracts on medium-and long-term German government bonds in order to provide an economic hedge of fixed interest rate exposure arising from its position in fixed-rate Greek government bonds.

As a result of this economic hedging activity, fixed rate exposure is converted into a credit-spread exposure over the yield of medium-and long-term German government bonds, which is characterised by moderate moves resulting in lower volatility. As a secondary means of hedging the trading portfolio of Greek government bonds, the Bank also uses the swap market to convert part of the fixed rate exposure to a floating rate exposure in order to reduce earnings volatility in periods of volatile interest rates. The Bank is also active in the interbank deposit market.

Finansbank. The major funding sources of Finansbank are customer deposits and funds borrowed from abroad. The customer deposits are with fixed rates and have an average maturity of 1 month. Funds borrowed from abroad are generally with floating rates and are repriced at an average period of three and six months. The Bank diverts its placements to assets with high return, low risk and sufficient collaterals.

Besides customer deposits, the Bank funds its long term fixed interest rate YTL loan portfolio with long term (up to 10 years) floating interest rate foreign currency funds obtained from international markets. The Bank changes the foreign currency liquidity obtained from the international markets to YTL liquidity with long term swap transactions (fixed YTL interest rate and floating FC interest rate). Therefore, the Bank not only funds its long term fixed interest rate loans with YTL but also hedges economically itself against fair value risk.

Both swaps contracts and fixed rate long-term loans, mainly mortgages, are fair valued in order to reduce measurement inconsistency.

Interest sensitivity of Group’s assets and liabilities is summarised as follows:

At 31 December 2006

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
ASSETS
Cash and balances with central banks	2.129.305	13.594	11.389	—	—	1.719.922	3.874.210
Treasury bills and other eligible bills	170.865	11.992	136.678	38.172	8.819	1.232	367.758
Due from banks	3.394.650	692.386	513.841	26.790	—	153.548	4.781.215
Financial assets at fair value through P&L	398.468	218.683	7.025.260	2.919.999	2.017.004	104.996	12.684.410
Loans and advances to customers (net)	23.708.661	5.892.620	6.817.968	4.331.638	1.745.619	128.030	42.624.536
Investment securities - available for sale	560.649	678.278	653.334	800.044	680.568	818.319	4.191.192
Other assets	479.345	5.077	9.289	6.971	7	7.545.642	8.046.331
Total assets	30.841.943	7.512.630	15.167.759	8.123.614	4.452.017	10.471.689	76.569.652

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
LIABILITIES
Due to banks	5.289.207	457.914	354.548	99.477	8.133	23.159	6.232.438
Due to customers	44.448.280	3.721.697	3.336.083	198.165	82.534	1.446.965	53.233.724
Debt securities in issue & other borrowed funds	245.950	1.737.872	356.216	510.156	158.316	11.573	3.020.083
Other liabilities	182.260	31.960	2.138	1.559	—	5.032.586	5.250.503
Total liabilities	50.165.697	5.949.443	4.048.985	809.357	248.983	6.514.283	67.736.748

Total interest sensitivity gap	(19.323.754)	1.563.187	11.118.774	7.314.257	4.203.034	3.957.406	8.832.904

At 31 December 2005

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
ASSETS
Cash and balances with central banks	1.544.004	5.405	10.816	—	5.474	865.588	2.431.287
Treasury bills and other eligible bills	46.344	7.232	79.858	40.072	3.517	—	177.023
Due from banks	1.473.378	994.755	1.332.919	35.374	46	248.732	4.085.204
Financial assets at fair value through P&L	385.217	409.216	6.854.226	3.910.960	1.872.960	234.892	13.667.471
Loans and advances to customers (net)	18.433.563	2.230.189	6.182.311	1.516.189	977.298	188.628	29.528.178
Investment securities - available for sale	132.006	244.122	473.509	493.715	890.505	578.937	2.812.794
- held to maturity	8.659	—	12.208	—	—	—	20.867
Other assets	1.148.267	4.749	12.831	12.491	394	3.792.801	4.971.533
Total assets (excl. assets held for sale)	23.171.438	3.895.668	14.958.678	6.008.801	3.750.194	5.909.578	57.694.357

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
LIABILITIES
Due to banks	3.929.433	874.376	215.526	16.386	9.243	15.886	5.060.850
Due to customers	38.005.072	2.133.071	2.714.023	196.387	1.668	299.899	43.350.120
Debt securities in issue & other borrowed funds	2.726	511.005	154.551	166.606	293.915	3.482	1.132.285
Other liabilities	713.088	24.751	3.594	264	4.956	3.561.079	4.307.732
Total liabilities (excl. liabilities held for sale)	42.650.319	3.543.203	3.087.694	379.643	309.782	3.880.346	53.850.987

Total interest sensitivity gap	(19.478.881)	352.465	11.870.984	5.629.158	3.440.412	2.029.232	3.843.370

4.4 Liquidity risk

Liquidity risk is defined as the risk of a financial institution not to be able to meet its obligations as they become due, because of lack of the required liquidity.

The Group’s principal sources of liquidity are its deposit base and, to a lesser extent, interbank borrowings. The Bank operates a network of 567 branches in Greece, and its domestic customer deposit base accounts for 29% of the Greek deposit market (savings and sight accounts) as of 31 December 2006. This provides the Bank with sufficient euro and foreign currency liquidity to fund its operations as well as its portfolio holdings. The Group also derives liquidity from the results of its operations and disposals of securities and other assets. In recent years, the Group has generally been in a position of excess liquidity due to its large domestic deposit base. Deposits have funded the securities portfolio, loans to customers and reserve balances held at the central bank. Although the Bank was required to deposit a high proportion of foreign currency with the central bank pursuant to reserve requirements, the Group was able to fund foreign currency assets, including foreign currency loans to domestic customers, through its foreign currency deposit base. The Group participates in the interbank deposit market (denominated in euro and all major currencies) and enters into foreign exchange forward transactions with maturities up to a year. The net open positions carried are small and largely offset against the deposit base in the respective currency.

Liquidity risk management seeks to ensure that, even under adverse conditions, the Group has access to the funds necessary to cover customer needs, maturing liabilities and the capital requirements of the Group’s operations. Liquidity risk arises in the general funding of the Group’s financing, trading and investment activities and in the management of positions. This risk involves both the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner on reasonable terms.

The table below analyses the Group’s assets and liabilities into relevant maturity groupings according to the remaining period at balance sheet date to the contractual maturity date.

At 31 December 2006

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total
ASSETS
Cash and balances with central banks	3.850.398	6.149	11.563	—	6.100	3.874.210
Treasury bills and other eligible bills	170.996	11.992	136.985	38.923	8.862	367.758
Due from banks	3.502.824	718.112	525.562	34.631	86	4.781.215
Financial assets at fair value through P&L	156.164	27.583	65.100	3.518.572	8.916.991	12.684.410
Derivative financial instruments	27.580	43.572	17.557	114.094	168.271	371.074
Loans and advances to customers (net)	3.902.839	3.911.910	8.519.007	13.044.537	13.246.243	42.624.536
Investment securities - available for sale	110.007	95.099	208.730	1.754.486	2.022.870	4.191.192
Other assets	856.651	1.028.785	252.350	442.287	5.095.184	7.675.257
Total assets	12.577.459	5.843.202	9.736.854	18.947.530	29.464.607	76.569.652
LIABILITIES
Due to banks	4.838.572	752.509	392.918	236.545	11.894	6.232.438
Derivative financial instruments	98.097	23.868	35.274	44.966	202.367	404.572
Due to customers	45.612.410	3.762.364	3.581.976	241.456	35.518	53.233.724
Debt securities in issue & Other borrowed funds	32.151	90.205	1.026.284	1.463.714	407.729	3.020.083
Other liabilities	970.336	1.002.780	1.311.848	571.837	989.130	4.845.931
Total liabilities	51.551.566	5.631.726	6.348.300	2.558.518	1.646.638	67.736.748

Net liquidity gap	(38.974.107)	211.476	3.388.554	16.389.012	27.817.969	8.832.904

At 31 December 2005

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total
ASSETS
Cash and balances with central banks	2.369.737	5.405	10.818	—	45.327	2.431.287
Treasury bills and other eligible bills	46.344	7.231	79.859	40.072	3.517	177.023
Due from banks	1.743.051	992.379	1.307.597	42.044	133	4.085.204
Financial assets at fair value through P&L	209.508	74.881	623.703	4.449.347	8.310.032	13.667.471
Derivative financial instruments	50.547	7.002	31.596	39.971	179.914	309.030
Loans and advances to customers (net)	3.034.077	1.987.594	5.292.226	9.338.265	9.876.016	29.528.178
Investment securities - available for sale	91.216	63.268	94.228	490.832	2.073.250	2.812.794
- held to maturity	—	—	20.867	—	—	20.867
Other assets	1.454.724	467.905	34.349	67.773	2.637.752	4.662.503
Total assets (excl. assets held for sale)	8.999.204	3.605.665	7.495.243	14.468.304	23.125.941	57.694.357
LIABILITIES
Due to banks	3.801.693	878.918	212.762	151.242	16.235	5.060.850
Derivative financial instruments	29.749	9.940	31.082	51.660	180.267	302.698
Due to customers	37.887.643	2.123.956	2.696.792	639.733	1.996	43.350.120
Debt securities in issue & Other borrowed funds	—	—	1.000	912.685	218.600	1.132.285
Other liabilities	640.572	1.367.014	599.563	2.671	1.395.214	4.005.034
Total liabilities (excl. liabilities held for sale)	42.359.657	4.379.828	3.541.199	1.757.991	1.812.312	53.850.987

Net liquidity gap	(33.360.453)	(774.163)	3.954.044	12.710.313	21.313.629	3.843.370

4.5 Foreign exchange risk

The Bank trades in all major currencies holding mainly short-term positions, which arise from and are used for servicing its institutional, corporate, domestic and international clientele.

The Bank operates within relatively conservative VAR limits for foreign exchange risk. In this context, the non-euro denominated Eurobond positions are funded by customer and interbank deposits in the respective currencies. The Bank’s structural open foreign exchange position is mainly comprised by the capital contributed to the overseas operations (branches and subsidiaries) with the associated foreign exchange risk. In addition, because non-euro denominated expenses are largely offset by non-euro denominated revenues, the foreign exchange risk associated with overseas operations is relatively low.

The Bank files standard foreign exchange position reports on a regular basis, which enables the Central Bank to monitor its foreign exchange risk. VAR limits are set according to the guidelines of the Group’s Risk Management Council and monitored by the Internal Audit Division. The Group’s exposure to foreign exchange risk is as follows:

At 31 December 2006

	EURO	USD	GBP	JPY	CHF	TRY	Other	Total
ASSETS
Cash and balances with central banks	2.705.630	486.271	12.995	199	2.780	358.139	308.196	3.874.210
Treasury bills and other eligible bills	168.652	—	—	—	—	—	199.106	367.758
Due from banks (net)	2.941.931	1.033.799	243.545	18.011	9.434	324.696	209.799	4.781.215
Financial assets at FV through P&L	12.354.458	133.755	—	138.110	—	11.882	46.205	12.684.410
Derivative financial instruments	208.668	24.272	1.828	52	287	119.851	16.116	371.074
Loans and advances to customers (net)	33.452.919	2.809.351	178.416	17.201	156.454	4.161.666	1.848.529	42.624.536
Investment securities - available for sale	2.948.515	207.384	127.041	98.156	—	754.352	55.744	4.191.192
Investment property	11.881	—	—	—	—	—	111.492	123.373
Investments in associates	264.346	—	2.459	—	—	134	5.841	272.780
Goodwill & other intangible assets	2.010.281	1.784	134.466	—	—	346.995	21.731	2.515.257
Property & equipment	1.515.742	915	64.074	—	—	137.905	323.302	2.041.938
Other assets, including insurance	2.055.069	104.702	259.453	34.306	2.868	211.351	54.160	2.721.909
Total assets	60.638.092	4.802.233	1.024.277	306.035	171.823	6.426.971	3.200.221	76.569.652

LIABILITIES
Due to banks	5.177.545	720.407	125.974	17	2.624	24.145	181.726	6.232.438
Derivative financial instruments	269.004	36.211	4.482	35.697	1.202	57.321	655	404.572
Due to customers	40.544.877	6.087.835	523.364	430.890	41.910	2.389.892	3.214.956	53.233.724
Debt securities in issue & Other borrowed funds	1.038.251	1.513.798	795	191.169	134	209.417	66.519	3.020.083
Other liabilities including insurance	2.769.485	136.027	191.786	58.931	11.567	395.318	1.070.249	4.633.363
Retirement benefit obligations	182.715	—	—	—	—	7.334	22.519	212.568
Total liabilities	49.981.877	8.494.278	846.401	716.704	57.437	3.083.427	4.556.624	67.736.748

Net on balance sheet position	10.656.215	(3.692.045)	177.876	(410.669)	114.386	3.343.544	(1.356.403)	8.832.904

At 31 December 2005

	EURO	USD	GBP	JPY	CHF	Other	Total
ASSETS
Cash and balances with central banks	2.159.550	37.500	11.970	192	1.138	220.937	2.431.287
Treasury bills and other eligible bills	68.052	—	—	—	—	108.971	177.023
Due from banks (net)	3.171.050	561.194	147.909	5.987	43.728	155.336	4.085.204
Financial assets at FV through P&L	13.500.084	124.921	—	—	—	42.466	13.667.471
Derivative financial instruments	244.965	51.417	487	4.325	2.332	5.504	309.030
Loans and advances to customers (net)	26.828.367	1.018.796	127.003	16.957	126.871	1.410.184	29.528.178
Investment securities - available for sale	2.324.655	90.025	100.877	268.580	—	28.657	2.812.794
- held to maturity	20.867	—	—	—	—	—	20.867
Investment property	121.590	165	—	—	—	4.751	126.506
Investments in associates	248.900	—	—	—	—	252	249.152
Goodwill & other intangible assets	47.171	2.246	246	—	—	16.248	65.911
Property & equipment	1.717.674	10	82.429	—	—	85.600	1.885.713
Other assets, including insurance	1.798.303	111.601	334.950	34.515	608	55.244	2.335.221
Total assets (excl. assets held for sale)	52.251.228	1.997.875	805.871	330.556	174.677	2.134.150	57.694.357

LIABILITIES
Due to banks	4.574.888	281.503	49.503	8	7.124	147.824	5.060.850
Derivative financial instruments	177.266	68.702	1.777	53.299	258	1.396	302.698
Due to customers	35.848.273	3.915.153	444.368	370.113	45.762	2.726.451	43.350.120
Debt securities in issue & Other borrowed funds	844.692	5.831	—	215.983	30	65.749	1.132.285
Other liabilities including insurance	3.293.965	96.584	221.467	51.807	2.469	131.017	3.797.309
Retirement benefit obligations	188.691	—	—	—	—	19.034	207.725
Total liabilities (excl. liabilities held for sale)	44.927.775	4.367.773	717.115	691.210	55.643	3.091.471	53.850.987

Net on balance sheet position	7.323.453	(2.369.898)	88.756	(360.654)	119.034	(957.321)	3.843.370

4.6 Fair values of financial assets and liabilities

Management uses its best judgment in estimating the fair value of the Group’s unlisted financial instruments (OTC), however, there are inherent weaknesses in any estimation technique. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Group’s disclosures and those of other companies may not be meaningful.

	31 December 2006		31 December 2005
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and balances with central banks	3.874.210	3.874.210	2.431.287	2.431.287
Due from banks	4.781.215	4.779.713	4.085.204	4.063.244
Loans and advances to customers (net)	42.624.536	43.710.521	29.528.178	30.188.757
Investment securities - held to maturity	—	—	20.867	20.867

	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities
Due to banks	6.232.438	6.224.646	5.060.850	5.063.434
Due to customers	53.233.724	53.176.176	43.350.120	43.348.501
Debt securities in issue	822.696	837.180	175.297	177.363
Other borrowed funds	2.197.387	2.188.644	956.988	972.898

4.7 Capital adequacy and Credit ratings

The Bank is subject to various regulatory capital requirements administered by the central bank. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios determined on a risk-weighted basis, capital (as defined) to assets, certain off-balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk, of at least 8%. At least half of the required capital must consist of “Tier I” capital (as defined), and the rest of “Tier II” capital (as defined). The framework applicable to Greek banks conforms to European Union requirements, in particular the Own Funds, the Solvency Ratio and the Capital Adequacy Directives. However, under the relevant European legislation, supervisory authorities of the member-states have some discretion in determining whether to include particular instruments as capital guidelines and to assign different weights, within a prescribed range, to various categories of assets.

Capital adequacy (amounts in € million)

	31.12.2006	31.12.2005
Capital:
Upper Tier I capital	6.634	2.844
Lower Tier I capital	1.254	1.083
Deductions	(2.510)	(72)
Tier I capital	5.378	3.855
Upper Tier II capital	328	(49)
Lower Tier II capital	1.085	965
Deductions	(13)	(14)
Total capital	6.778	4.757

Risk weighted assets:
On Balance sheet (investment book)	37.316	27.864
Off Balance sheet (investment book)	4.220	2.083
Trading portfolio	1.976	1.360
Total risk weighted assets	43.512	31.307

Ratios:
Tier I	12,4%	12,3%
Total BIS	15,6%	15,2%

As at 31 December 2006, based on IFRS balances and in accordance the rules of Bank of Greece (BoG), the capital base of the NBG Group was €6.778 million. Therefore the capital base surplus, over the 8% of risk-weighted assets required by the BoG rules was €3.297 million.

Credit Ratings

The table below sets forth the credit ratings that have been assigned to the Bank by Moody’s Investors Service Limited (referred to below as “Moody’s”), Standard and Poor’s Rating Services (referred to below as ‘Standard and Poor’s”), Fitch Ratings Ltd. (referred to below as “Fitch”) and Capital Intelligence Ltd. (referred below as (Capital Intelligence). All credit ratings have been recently affirmed and/or upgraded.

Rating Agency

	Long term	Short term	Financial strength/ individual	Outlook
Moody’s	A2	P-1	C	Stable
Standard & Poor’s	BBB+	A-2	—	Stable
Fitch	A-	F2	B/C	Stable
Capital Intelligence	A	A1	A	Positive

NOTE 5: Segment reporting

NBG Group manages its business through the following business segments:

•                  Retail banking

Retail banking includes all individuals (retail banking) customers of the Bank, professionals, small-medium and small sized companies (companies with annual turnover of up to 2,5 million euros). The Group, through its extended network of branches, offers to its retail customers a number of types of deposit and investment products as well as a wide range of traditional services and products.

•                  Corporate & Investment banking

Corporate & Investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities. The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

•                  Global Markets and Asset management

Global Markets and Asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services and brokerage.

•                  Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company and its subsidiaries in Greece and SE Europe.

•                  International

The Group’s international banking activities include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries. In 2005 comparatives, the assets and liabilities classified as held for sale of Atlantic Bank and NBG Canada are included in this segment.

•                  Turkish Operations

Following Finansbank acquisition, the Group’s banking activities in Turkey include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits.

•                  Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinate debt, loans to NBG personnel etc)

NBG Group is also diversified and organised on a worldwide basis into the following geographical regions:
Greece, SE Europe (includes, Bulgaria, FYROM, Romania, Serbia and Albania), Turkey, and rest of world (includes UK, Luxembourg, Cyprus, Egypt and South Africa), as well as North America (includes United States and Canada as discontinued operations). Segment income and expenses include transfers between business segments and transfers between geographical regions. Such transfers are conducted at arm’s length.

Breakdown by business segment

	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	Inter- national	Turkish Operations	Other	Group

Year ended 31 December 2006
Continuing Operations
Net interest income	1.348.145	225.231	193.171	31.704	210.816	257.144	(135.107)	2.131.104
Net fee & commission income	199.208	78.793	124.294	2.685	71.889	76.416	(5.036)	548.249
Other	77.307	(22.693)	119.588	132.883	30.113	22.565	90.676	450.439
Total operating income	1.624.660	281.331	437.053	167.272	312.818	356.125	(49.467)	3.129.792
Direct costs	(599.437)	(49.698)	(58.692)	(160.284)	(182.516)	(148.692)	(119.020)	(1.318.339)
Allocated costs & provisions	(458.249)	(63.123)	(17.241)	(760)	(30.181)	(9.556)	(4.502)	(583.612)
Share of profit of associates							40.462	40.462
Profit before tax	566.974	168.510	361.120	6.228	100.121	197.877	(132.527)	1.268.303
Taxes	(166.686)	(48.855)	(91.473)	(5.740)	(8.070)	(34.373)	33.489	(321.708)
Profit for the period from continuing operations	400.288	119.655	269.647	488	92.051	163.504	(99.038)	946.595

Discontinued operations
Profit for the period from discontinued operations	—	—	—	—	118.074	—	—	118.074
Profit for the period	400.288	119.655	269.647	488	210.125	163.504	(99.038)	1.064.669
Minority interest			(11.486)	432	(2.451)	(64.033)	2.921	(74.617)
Profit attributable to NBG shareholders	400.288	119.655	258.161	920	207.674	99.471	(96.117)	990.052

Segment assets	22.147.994	11.527.271	19.297.884	2.241.084	8.044.423	10.806.127	2.017.455	76.082.238

Segment liabilities	41.104.354	546.755	6.925.188	2.074.286	6.565.961	8.423.099	1.772.486	67.412.129

Other Segment items
Depreciation, amortisation & impairment charges	24.419	927	2.614	9.911	20.651	20.832	46.805	126.159
Provision for loans impairment& advances	209.487	29.455	—	—	23.454	9.556	(4.755)	267.197

Following Finansbank acquisition, Turkish operations became a significant business segment of the NBG Group.

	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Other	Group

Year ended 31 December 2005
Continuing Operations
Net interest income	1.138.543	211.057	169.991	25.471	176.790	(126.092)	1.595.760
Net fee & commission income	190.790	64.483	96.058	4.330	65.499	3.891	425.051
Other	54.614	(23.693)	161.108	150.505	33.834	94.667	471.035
Total operating income	1.383.947	251.847	427.157	180.306	276.123	(27.534)	2.491.846
Direct costs	(566.052)	(45.812)	(57.155)	(138.153)	(186.341)	(59.960)	(1.053.473)
Allocated costs & provisions	(402.711)	(56.839)	(19.885)	—	(44.401)	(15.148)	(538.984)
Share of profit of associates	—	—	—	—	—	43.700	43.700
Profit before tax	415.184	149.196	350.117	42.153	45.381	(58.942)	943.089
Taxes	(134.613)	(49.415)	(74.326)	(16.329)	(998)	54.524	(221.157)
Profit for the period from continuing operations	280.571	99.781	275.791	25.824	44.383	(4.418)	721.932

Discontinued operations
Profit for the period from discontinued operations	—	—	—	—	29.020	—	29.020
Profit for the period	280.571	99.781	275.791	25.824	73.403	(4.418)	750.952
Minority interest	—	—	(14.273)	(5.598)	(4.578)	859	(23.590)
Profit attributable to NBG shareholders	280.571	99.781	261.518	20.226	68.825	(3.559)	727.362

Segment assets	19.046.755	9.904.970	19.114.543	2.048.829	4.261.255	2.920.660	57.297.012

Segment liabilities	37.779.524	630.873	6.923.410	1.603.432	4.089.460	2.537.432	53.564.131

Other Segment items
Depreciation, amortisation & impairment charges	29.843	1.162	4.158	9.368	35.287	34.733	114.551
Provision for loans impairment& advances	164.262	22.095	—	—	34.674	5.228	226.259

Breakdown by location

	Greece	SE Europe	Turkey	Rest of World	Total Continuing operations	N. America Discontinued operations
Year ended 31 December 2006
Continuing Operations
Net interest income	1.662.337	194.308	257.144	17.315	2.131.104	17.061
Net fee & commission income	379.011	62.911	76.416	29.911	548.249	1.726
Other	396.997	16.792	22.565	14.085	450.439	122.155
Total income	2.438.345	274.011	356.125	61.311	3.129.792	140.942
Direct costs	(975.587)	(140.814)	(148.692)	(53.246)	(1.318.339)	(12.304)
Allocated provisions for loans impairment and advances	(543.876)	(17.530)	(9.556)	(12.650)	(583.612)	575
Share of profits of associates	40.462	—			40.462	—
Profit Before Tax	959.344	115.667	197.877	(4.585)	1.268.303	129.213
Taxes	(275.826)	(13.672)	(34.373)	2.163	(321.708)	(11.139)
Profit for the period from continuing operations	683.518	101.995	163.504	(2.422)	946.595

Profit for the period from discontinued operations	—	—	—	—	—	118.074
Profit for the period	683.518	101.995	163.504	(2.422)	946.595
Minority interest	(8.133)	(2.431)	(64.033)	(20)	(74.617)
Profit attributable to NBG shareholders	675.385	99.564	99.471	(2.442)	871.978	118.074

Assets by location	57.188.481	5.076.968	10.806.127	3.010.662	76.082.238	—
Total assets						76.082.238

Other items
Capital expenditure	125.380	28.385	20.620	5.220	179.605
Depreciation, amortisation & impairment charges	84.612	18.937	20.832	1.778	126.159	1.351
Provision for loans impairment & advances	234.187	13.472	9.556	9.982	267.197	575

Following Finansbank acquisition, operations in Turkey became a significant geographical segment of the NBG Group.

	Greece	SE Europe	Rest of World	Total Continuing operations	N. America Discontinued operations
Year ended 31 December 2005
Continuing Operations
Net interest income	1.418.398	150.403	26.959	1.595.760	91.275
Net fee & commission income	347.925	54.767	22.359	425.051	11.206
Other	436.492	22.540	12.003	471.035	10.905
Total income	2.202.815	227.710	61.321	2.491.846	113.386
Direct costs	(859.170)	(128.019)	(66.283)	(1.053.472)	(70.112)
Allocated provisions for loans impairment and advances	(494.584)	(26.601)	(17.800)	(538.985)	4.506
Share of profits of associates	43.700	0	0	43.700	—
Profit Before Tax	892.761	73.090	(22.762)	943.089	47.780
Taxes	(218.480)	(4.992)	2.315	(221.157)	(18.760)
Profit for the period from continuing operations	674.281	68.098	(20.447)	721.932	—

Profit for the period from discontinued operations	—	—	—	—	29.020
Profit for the period	674.281	68.098	(20.447)	721.932
Minority interest	(19.012)	(4.577)	(1)	(23.590)
Profit attributable to NBG shareholders	655.269	63.521	(20.448)	698.342	29.020

Assets by location	52.987.962	3.072.981	1.236.069	57.297.012	2.732.203
Total assets					60.029.215

Other items
Capital expenditure	105.453	16.976	871	123.300	2.106
Depreciation, amortisation & impairment charges	75.215	17.879	21.457	114.551	7.576
Provision for loans impairment & advances	191.584	20.640	14.035	226.259	—

NOTE 6: Net interest income

	31.12.2006	31.12.2005

Interest earned on:
Amounts due from banks	435.505	309.920
Securities	665.153	380.915
Loans and advances to customers	2.389.435	1.726.288
Other interest earning assets	13.089	9.143
Interest and similar income	3.503.182	2.426.266

Interest payable on:
Amounts due to banks	(344.408)	(257.546)
Amounts due to customers	(895.939)	(532.566)
Debt securities in issue	(22.008)	(3.113)
Other borrowed funds	(81.467)	(27.311)
Other interest paying liabilities	(28.256)	(9.970)
Interest expense and similar charges	(1.372.078)	(830.506)
Net interest income	2.131.104	1.595.760

NOTE 7: Net fee and commission income

	31.12.2006	31.12.2005

Custody, brokerage & investment banking	84.537	66.535
Retail lending fees	140.779	105.885
Corporate lending fees	108.595	76.147
Banking fees & similar charges	151.943	137.248
Fund management fees	62.395	39.236
Total	548.249	425.051

NOTE 8: Net premia from insurance contracts

	31.12.2006	31.12.2005

Gross Written Premia	733.324	616.525
Less: Premia ceded to reinsurers	(77.974)	(74.347)
Net written premia	655.350	542.178
Change in unearned premium reserve	(15.793)	(4.602)
Reinsurers’ share of change in unearned premium reserve	11.097	(5.366)
Change in unearned premium reserve – Group share	(4.696)	(9.968)
Net earned premia	650.654	532.210
Other (incl. net gains on unit-linked assets)	21.303	19.780
Income from insurance operations	671.957	551.990

Claims and benefits paid	(347.020)	(324.809)
Less: Claim recoveries from reinsurers	38.990	38.779
Claims and benefits paid – Group share	(308.030)	(286.030)
Change in outstanding claims reserve and other P&C reserves	(38.589)	(38.194)
Less: Change in reinsurance asset of outstanding claims and other P&C reserves	3.673	82
Change in outstanding claims reserve – Group share	(34.916)	(38.112)
Change in actuarial and other life reserves	(145.480)	(57.020)
Less: Change in reinsurance asset of actuarial and other life reserves	2.500	(791)
Change in actuarial and other life reserves – Group share	(142.980)	(57.811)
Commission expense	(78.872)	(73.496)
Commission income from reinsurers	13.053	9.258
Net commission expense	(65.819)	(64.238)
Other (incl. net return to DAF contract holders)	(13.792)	(5.418)
Expenses relating to insurance operations	(565.537)	(451.609)
Earned premia net of claims and commissions	106.420	100.381

NOTE 9: Dividend income

	31.12.2006	31.12.2005

Trading securities	2.464	7.624
Available for sale securities	7.182	6.136
Total	9.646	13.760

NOTE 10: Net trading income

	31.12.2006	31.12.2005

Foreign exchange	24.891	42.811
Interest rate instruments	(35.579)	(42.404)
Equity securities	29.479	67.115
Total	18.791	67.522

NOTE 11: Other operating income

	31.12.2006	31.12.2005

Non-banking income:
Real estate rentals	14.774	9.287
Real estate gains	64.837	26.871
Hotel income	26.846	24.303
Warehouse fees	10.989	13.210
Total non-banking income	117.446	73.671
Private equity: Group share in investee entities and results from disposals	49.613	64.258
Other income	26.058	23.764
Total	193.117	161.693

NOTE 12: Personnel expenses

	31.12.2006	31.12.2005

Wages and Salaries	623.590	547.685
Performance related compensation	46.446	40.720
Social security costs & defined contribution plans	245.168	225.208
Pension costs: defined benefit plans (Note 13)	54.918	29.267
Share based payment transactions	6.383	—
Other staff related benefits	72.030	34.427
Total	1.048.535	877.307

The average number of employees employed by the Group during the year ended 31 December 2006 was 24.187 (2005: 21.033 continuing operations). Bonuses to employees are accrued for in the period the related service is provided.

Share based payments

On 22 June 2005, at a General Meeting of Shareholders, a stock options program (the Program) was approved for the executive members of the Board of Directors (BoD), management and staff of the Group. The Program shall last for five years and expires in 2010. The Bank’s BoD may decide to grant the options one-off or in parts at any time at its discretion. The maximum number of shares to issue under the Program shall be 3,5 million. The strike price shall be within the range of € 5 to 70% of the average price thereof within the time period from 1 January of the year the options are granted until the date they can be exercised.

At the repeat General Meeting of Shareholders on June 1, 2006, a new Group-wide stock option program was approved for the Bank’s executive members of the Board of Directors, managers and employees of the Bank and its affiliates. The program provided that a maximum number of 3,5 million new ordinary shares should be issued at a price floating within a range of a minimum price which is the nominal value of € 5 per share to a maximum price which is 70% of the average market price thereof within the time period from the date following the date of the General Meeting (i.e. June 1, 2006) until the date the options can be exercised for the first time.  The stock option program expires in 2011.  No options have yet been issued under this program.

On 29 November 2006, the Board of Directors approved the issue of 2.992.620 share options under the first program. The exercise price was set at €23,8 per share.  The vesting conditions are as follows:

•                  15% of the options:  None, vest immediately

•                  35% of the options:  after 1 year

•                  50% of the options:  after 2 years

The vested options are exercisable between 6 and 15 December for 2006 and between 1 and 10 December for each subsequent year until 2010.  After that date the unexercised options are cancelled.  The options are forfeited if the employee leaves the Group before the options vest.

Between 6 and 15 December 2006, 310.043 out of a maximum 448.893 vested share options were exercised.  The balance of 138.850 vested share options has not been exercised by 31 December 2006.

Details of the share options outstanding during the year are as follows:

Stock options	2006

Outstanding at 1 January	—
Granted during the year	2.992.620
Exercised during the year	(310.043)
Outstanding at 31 December	2.682.577
Vested but not exercised at 31 December	138.850

The exercised price per option was € 23,8 and the remaining contractual life is 4 years.

The estimated fair value of the options granted is €10,91 for each option.  This fair value was calculated using the Black-Scholes option-pricing model. The inputs into the model were as follows:

Option-pricing model –Inputs	2006

Share price (average December 2006)	€34,62
Exercise price	€23,80
Exercise period (years)	1,96
Expected volatility	20%
Risk free rate	3,9%
Expected dividend yield	2,7%

The weighted average expected volatility was determined by calculating the historical volatility of the Bank’s share price over the last 24 months. Also, expected future volatility has been taken into account.

According to the terms of the program the vested options are recognised in the income statement whereas the outstanding options that will vest in future periods will affect income statement on a pro-rata basis.  The total expense recognised during the period amounted to € 6.383.

NOTE 13: Retirement benefit obligations

I. Defined Contribution Plans

National Bank of Greece Pension Plan

The Bank’s employees’ Pension Plan provides for defined contributions to be made by the Bank at a rate of 26,5% of the employee’s salary, for employees who joined any social security fund prior to 1.1.1993. The corresponding rate for employees insured by any social security fund after that date is 13,33%. Employee contributions are 11% of the employee’s salary, for employees insured by any social security fund prior to 1/1/1993. The corresponding rate for employees insured by any social security fund after that date is 6,67%.

National Bank of Greece Auxiliary Pension Plan

The Bank’s employees’ Auxiliary Pension Plan provides for defined contributions to be made by the Bank at a rate of 9% of the employee’s salary. Employees contribute at a rate of 3,5% of their salary. Benefits paid are determined by years of service with the Bank and the employee’s final pensionable pay.

Ethniki Hellenic General Insurance Company Benefit Plan

The Group’s insurance company contributes to a benefit plan (“T.A.P.E.”), which provides for a monthly pension. The benefit structure, as relates to the pension, is similar to that provided under the Bank’s pension plan.  Accrued benefits are also paid on an earlier date in the event of death or disability.

Other Defined Contribution Pension Plans

The London branch of the Bank and Group companies among which UBB, SABA, Diethniki, NBGI and NBGI PE also make contributions to other defined contribution pension plans and funds for their employees.

Defined contribution health plans

Contributions by the Bank to the National Bank of Greece Health Plan (T.Y.P.E.T.) amount to 6,25% of employees’ salaries. Employees’ contributions amount to 2,5% of their salaries. Additional contributions are paid for insured members of the employees’ families and amount up to 2% for three or more protected members (spouse that does not work and children), and are increased further in the event that the insured spouse is employed or that members of the paternal family are also insured. Contributions of retired employees amount to 4% of their pensions and additional contributions equal to those paid by employees in service, are paid for other insured members of their families. T.Y.P.E.T. offers health benefits to employees before and after their retirement, and to insured members of their families.

Ethniki Hellenic General Insurance Company Benefit Plan, in addition to pension benefits also offers health benefits to employees and to insured members of their families.

The total contributions paid to defined contribution plans for 2006 and 2005 were €171,7 million and €161,4 million respectively.

II. Plans that the Bank does not contribute to

National Bank of Greece Lump Sum Benefit Plan

The Group does not pay contributions to the aforementioned plan.  National Bank of Greece has granted a loan to the plan, the outstanding balance of which as at 31 December 2006 was €63,4 million (2005: €68 million) maturing in 2020 and bearing interest at three-month Euribor and was fully collateralised

III. Defined Benefit Plans

The Bank and certain of its subsidiaries sponsor defined benefit post-retirement plans for their employees. The plans vary in their specific features, but most are contributory, final pay and accumulated years of service-based defined benefit plans. The funding policies vary slightly but typically include employee and employer monthly contributions. Some companies within the Group also provide termination indemnities.

Net periodic costs for these defined benefit plans and termination indemnities include the following components which are recognised in the income statement for the periods ended:

	31.12.2006	31.12.2005

Current service cost	11.774	11.623
Interest cost on obligation	15.309	17.730
Expected return on plan assets	(8.739)	(7.521)
Amortisation of unrecognised actuarial losses	959	563
Amortisation of unrecognised prior service cost	393	53
Losses on curtailments and settlements	34.665	5.131
Other losses	557	1.688
Pension costs – defined benefit plans	54.918	29.267

Included in losses on curtailments and settlements are costs of voluntary retirement schemes of Group companies: National Management and Organization Company (“Ethnokarta”) €12,5 million, Ethniki Insurance €11,3 million and ASTIR Palace Vouliagmenis €10,6 million, as well as small costs of additional payments to employees by Group banks UBB and Stopanska (2005: Additional costs of voluntary retirement schemes of NBG Cyprus €2,8 million, Ethniki Insurance €2 million and small amounts in UBB and Stopanska banks).

The net liability in the Balance Sheet includes the following components as at the years ended:

	31.12.2006	31.12.2005	31.12.2004	01.01.2004

Present value of funded obligations	327.105	315.889	328.049	296.610
Fair value of plan assets	(146.402)	(141.170)	(156.266)	(135.087)
	180.703	174.719	171.783	161.523
Present value of unfunded obligations	65.001	56.220	72.088	51.464
Unrecognised actuarial losses	(32.667)	(22.467)	(20.624)	—
Unrecognised prior service cost	(469)	(747)	(800)	—
Net liability in balance sheet	212.568	207.725	222.447	212.987

Movement in net liability:

	2006	2005

Net liability at the beginning of the period	207.725	222.447
Acquisition of subsidiaries	8.763	—
Discontinued operations	—	(852)
Disposal of subsidiary	(409)	—
Actual contributions paid by the Group	(24.141)	(11.039)
Benefits paid directly	(34.144)	(32.370)
Total expense recognised in the income statement	54.918	29.267
Foreign exchange rate changes	(144)	272
Net liability in balance sheet	212.568	207.725

The contributions expected to be paid by the Group to funded plans in 2007 are approximately €13 million.

Reconciliation of defined benefit obligation:

	2006	2005

Defined benefit obligation at the beginning of the period	372.109	400.137
Acquisition of subsidiaries	8.763	—
Discontinued operations	—	(26.923)
Disposal of subsidiary	(675)	—
Current service cost	11.774	11.623
Interest cost on obligation	15.309	17.730
Employee contributions	6.128	6.451
Benefits paid from the Fund	(33.773)	(42.016)
Benefits paid directly by the Group	(34.144)	(20.964)
Losses (gains) on curtailments and settlements	26.763	(8.652)
Other adjustments	557	1.722
Past service cost arising over the last period	259	—
Actuarial loss	19.210	32.705
Foreign exchange rate differences	(174)	296
Defined benefit obligation at end of period	392.106	372.109

Reconciliation of plan assets:

	2006	2005

Market value at the beginning of the period	141.170	156.266
Discontinued operations	—	(24.612)
Disposal of subsidiary	(158)	—
Expected return on plan assets	8.739	7.521
Company contributions	24.141	11.039
Employee contributions	6.128	6.451
Fund Benefits	(33.773)	(42.016)
Asset gain	155	26.521
Fair value of plan assets at end of period	146.402	141.170

The actual return on plan assets for the year ended 31 December 2006 was €8.892 (2005: €34.043).

The weighted average assumptions used to determine the net periodic pension costs for the years ended 31 December 2006 and 31 December 2005 are:

	2006	2005

Discount rate	4,7%	4,4%
Expected return on plan assets	7,4%	6,6%
Rate of compensation increase	4,6%	4,1%
Pension increase	2,5%	2,2%

To set the expected long-term rate of return assumptions the Group, in consultation with its advisors, uses forward-looking assumptions in the context of historical returns and volatilities of each asset class as well as correlations among asset classes. The expected long-term rate of return assumption is annually adjusted based on revised expectations of future investment performance of the overall capital markets, as well as changes to local regulations affecting investment strategy.

The allocation of plan assets is as follows:

	2006	2005

Equity securities	75%	66%
Debt securities	15%	13%
Real estate	5%	2%
Cash and cash equivalents	—	14%
Other	5%	5%

Equity securities include common stock of the Bank in the amount of €103,2 million (70,5% of total plan assets) (2005: €90,6 million — 38,9%).

NOTE 14: General & administrative expenses & other provisions

	31.12.2006	31.12.2005

Duties and taxes	45.901	35.961
Utilities and rentals	177.683	146.071
Other administrative expenses & other provisions	204.211	153.480
Total	427.795	335.512

NOTE 15: Depreciation, amortisation and impairment charges

	31.12.2006	31.12.2005

Investment property (Note 27)	3.544	3.158
Goodwill & other intangible assets (Note 29)	29.572	23.102
Property & equipment (Note 30)	93.043	88.291
Total	126.159	114.551

NOTE 16: Other operating expenses

	31.12.2006	31.12.2005

Maintenance and other related expenses	16.822	9.859
Other	15.443	28.969
Total	32.265	38.828

NOTE 17: Impairment losses on loans and advances

	31.12.2006	31.12.2005

Due from banks (Note 22)	126	5
Loans and advances to customers (Note 25)	267.071	226.254
Total	267.197	226.259

NOTE 18: Tax expense

	31.12.2006	31.12.2005

Current tax	304.188	188.355
Deferred tax (Note 31)	17.520	32.802
Total	321.708	221.157

Profit before tax	1.268.303	943.089

Tax calculated based on the current tax rate of 29% (2005: 32%)	367.808	301.788
Tax on untaxed reserves Law 3513/06	100.609	—
Effect of tax rate reduction (5%) due to merger activity	(42.004)	(31.143)
Effect of different tax rates in other countries	(39.275)	(12.637)
Income not subject to taxation	(103.630)	(111.884)
Expenses not deductible for tax purposes	65.777	35.823
Utilisation of previously unrecognised tax losses	(4.925)	(1.868)
Tax differences	(22.652)	41.078
Income tax expense	321.708	221.157
Effective tax rate for the period	25,4%	23,5%

The domestic corporate tax rate for 2006 is 29% and for 2005 was 32%. However, the Bank’s statutory tax rate is reduced by 5% for 2006 and 2005 as a result of the merger with the National Investment Company. Furthermore, the 24% tax rate is reduced, due to the ratio of the untaxed and special tax revenues to the total Bank revenues. On 22 November 2006, a new tax law (Law 3513/2006) was enacted whereby the non-taxed and the specially taxed banking reserves that have been accounted for and presented in the Financial Statements for the year-ended before 1 January 2006 and have not been distributed or capitalized up until the law was published, were subject to one-off taxation at a rate of 15% or 10% based on the tax status of the respective reserves.  The bank paid € 100,6 million tax on €672 million non-taxed and specially taxed reserves.  These reserves can be distributed or capitalized without any further tax.

NOTE 19: Earnings per share

	31.12.2006	31.12.2005

Net profit attributable to equity holders of the parent	990.052	727.362
Less: dividends paid to preferred securities	(70.905)	(45.999)
Net profit attributable to NBG ordinary shareholders	919.147	681.363
Weighted average number of ordinary shares outstanding	417.874.690	348.339.859
Potential dilutive ordinary shares under stock options	77.942	—
Weighted average number of ordinary shares for dilutive EPS	417.952.632	348.339.859
Earnings per share - Basic and diluted from continuing and discontinued operations	€2,20	€1,96

The weighted average number of 327.292.080 ordinary shares outstanding as at 31 December 2005 has been adjusted with a number of 21.047.779 ordinary shares based on a factor of 1,07 to incorporate to the earnings per share the discount price of the recent rights issue in June 2006 (see note 42 Share capital). Basic and diluted earnings per share from continuing and discontinued operations are €2,20 per share (2005: €1,96 whereas previously reported at €2,08).

Basic and diluted earnings per share from continuing operations are €1,92 per share (2005: €1,87 whereas previously reported at €1,99).  Basic and diluted earnings per share from continuing operations excluding tax on reserves i.e. € 100.607 is € 2,16.

The potential dilutive ordinary shares result from the Bank’s share option plan. On 29 November 2006, the BoD granted 2.992.620 stock options of which 310.043 were exercised (see note 12 Personnel expenses).  The weighted average number of ordinary shares in calculating the basic earnings per share has been increased by the amount of 77.942 potential dilutive ordinary shares to arrive at the weighted average number of ordinary shares for calculating the diluted earnings per share.

NOTE 20: Cash and balances with central banks

	31.12.2006	31.12.2005

Cash in hand	796.305	612.713
Balances with central banks	3.077.905	1.818.574
Total	3.874.210	2.431.287

The Bank is required to maintain a current account with the Bank of Greece to facilitate interbank transactions with the central bank, its member banks, and other financial institutions through the Trans-European Automated Real-Time Gross Settlement Express Transfer system (TARGET).

The central bank is the primary regulator of depository institutions in Greece. The central bank requires all banks established in Greece to maintain deposits with the central bank equal to 2% of total customer deposits as these are defined by the European Central Bank (“ECB”). From 1 January 2001 these deposits bear interest at the refinancing rate as set by the ECB (3,5% at 31 December 2006).

NOTE 21: Treasury bills and other eligible bills

	31.12.2006	31.12.2005

Treasury bills	229.097	129.841
Other eligible bills	138.661	47.182
Total	367.758	177.023

NOTE 22: Due from banks (net)

	31.12.2006	31.12.2005

Sight deposits with banks	189.631	284.906
Time deposits with banks	1.963.839	1.133.082
Securities purchased under agreements to resell	2.398.118	2.495.733
Other	239.081	171.962
	4.790.669	4.085.683
Less: Allowance for losses on amounts due from banks	(9.454)	(479)
Total	4.781.215	4.085.204

Movement in allowance for losses on amounts due from banks:

Balance at 1 January	479	473
Acquisitions of subsidiaries	8.852	—
Provision for impairment	126	5
Foreign exchange differences	(3)	1
Balance at 31 December	9.454	479

NOTE 23: Financial assets at fair value through P&L

	31.12.2006	31.12.2005

Assets at fair value through profit and loss	5.307.946	5.104.757
Trading Securities:
Government Bonds	6.690.711	7.965.644
Other public sector bonds	3	12.555
Other debt securities	572.330	349.723
Equity securities	91.910	233.613
Mutual funds units	21.510	1.179
Total	12.684.410	13.667.471

NOTE 24: Derivative financial instruments

	Contract/notional	Fair values
At 31 December 2006	amount	Assets	Liabilities

Derivatives held for trading:
Interest rate derivatives - OTC	24.321.989	290.888	287.419
Foreign exchange derivatives- OTC	9.162.858	45.070	108.780
Other types of derivatives - OTC	167.640	4.083	890
Interest rate derivatives - Exchange traded	7.035.202	31.033	7.483
Foreign exchange derivatives - Exchange traded	29.467	—	—
Total	40.717.156	371.074	404.572

	Contract/notional	Fair values
At 31 December 2005	amount	Assets	Liabilities

Derivatives held for trading:
Interest rate derivatives - OTC	25.229.010	216.515	260.730
Foreign exchange derivatives- OTC	6.187.045	57.484	25.496
Other types of derivatives OTC	233.613	2.817	4.657
Interest rate derivatives - Exchange traded	12.695.204	32.214	11.815
Total	44.344.872	309.030	302.698

NOTE 25: Loans & advances to customers (net)

	31.12.2006	31.12.2005

Mortgages	15.360.225	11.820.277
Consumer loans	4.694.107	3.238.495
Credit cards	2.533.064	1.535.989
Small Business lending	2.951.892	2.040.700
Retail lending	25.539.288	18.635.461
Corporate lending	18.577.555	11.978.675
Total	44.116.843	30.614.136
Less: Allowance for impairment on loans & advances to customers	(1.492.307)	(1.085.958)
Total	42.624.536	29.528.178

Movement in allowance for impairment on loans and advances:

	2006	2005

Balance at 1 January	1.085.958	1.076.140
IAS 39 adjustments	—	32.688
Balance at 1 January as restated	1.085.958	1.108.828
Less: allowance from discontinued operations	—	(15.654)
Increase / (decrease) from subsidiaries acquired / disposed	411.928	147
Provision for loans impairment – continuing operations	267.072	226.254
Loans written off	(287.552)	(247.119)
Amounts recovered	20.241	7.059
Foreign exchange differences	(5.340)	6.443
Balance at 31 December	1.492.307	1.085.958

Loans and advances to customers include finance lease receivables:

	31.12.2006	31.12.2005

Not later than 1 year	417.283	216.750
Later than 1 year but not later than 5 years	764.253	362.925
Later than 5 years	344.459	181.191
	1.525.995	760.866

Unearned future finance income on finance leases	(298.027)	(121.658)
Net investment in finance leases	1.227.968	639.208

The net investment in finance leases may be analysed as follows:

Not later than 1 year	329.715	186.015
Later than 1 year but not later than 5 years	612.242	304.134
Later than 5 years	286.011	149.059
	1.227.968	639.208

NOTE 26: Investment securities

	31.12.2006	31.12.2005

Available-for-sale investment securities:
Greek Government bonds	1.185.906	973.438
Debt securities issued by other governments and public entities	1.619.126	531.053
Corporate bonds incorporated in Greece	118.951	206.914
Corporate bonds incorporated outside Greece	71.535	239.830
Debt securities issued by Greek financial institutions	11.985	43.546
Debt securities issued by foreign financial institutions	318.904	239.076
Other debt instruments issues	12.012	—
Debt securities	3.338.419	2.233.857
Equity securities	371.561	198.464
Mutual funds units	493.406	385.938
Provision for impairment	(12.194)	(5.465)
Total available-for-sale investment securities	4.191.192	2.812.794

Held-to-maturity investment securities (at amortised cost):
Corporate bonds incorporated in Greece	—	20.867
Total held-to-maturity investment securities	—	20.867

Total Investment securities	4.191.192	2.833.661

Net result from investment securities consists of:

	31.12.2006	31.12.2005

Net gain / (loss) from debt instruments	83.855	80.221
Net gain / (loss) from equity instruments	34.090	29.233
Net gain / (loss) from mutual fund units	1.982	18.889
(Impairment charges) / reversal of impairment on available-for-sale investments	2.538	(664)
Total	122.465	127.679

The movement of investment securities may be summarised as follows:

	2006	2005

Investment securities - available for sale
Balance at 1 January	2.812.794	2.382.941
- IAS 39 first time adoption adjustments & reclassifications(*)	—	2.050.732
- Discontinued operations	—	(1.192.543)
- Acquisitions – newly consolidated subsidiaries	1.244.196	—
- Additions within the period	8.216.444	3.982.553
- Disposals (sale and redemption) within the period	(8.137.698)	(4.485.384)
- Gains / (losses) from changes in fair value	66.110	84.604
- Amortisation of premiums / discounts	(10.654)	(10.109)
Balance at 31 December	4.191.192	2.812.794

Investment securities - held to maturity
Balance at 1 January	20.867	—
-Additions within the period	—	41.734
-Disposals (sale and redemption) within the period	(20.867)	(20.753)
-Amortisation of premiums and discounts	—	(114)
Balance at 31 December	—	20.867

(*) Prior to adopting IAS 39, investment securities were accounted for and reported under local GAAP provisions.

NOTE 27: Investment property

	Land	Buildings	Total

Cost
At 1 January 2005	55.632	86.234	141.866
Foreign exchange differences	6	67	73
Acquisition of subsidiary	3.408	151	3.559
Transfers	212	1.477	1.689
Additions	—	1.480	1.480
Disposals and write offs	(402)	(454)	(856)
At 31 December 2005	58.856	88.955	147.811

Accumulated depreciation & impairment
At 1 January 2005	—	(18.124)	(18.124)
Foreign exchange differences	—	(12)	(12)
Transfers	—	(94)	(94)
Disposals and write offs	—	83	83
Depreciation charge for the period	—	(2.744)	(2.744)
Impairment charge		(414)	(414)
At 31 December 2005	—	(21.305)	(21.305)

Net book amount at 31 December 2005	58.856	67.650	126.506

	Land	Buildings	Total

Cost
At 1 January 2006	58.856	88.955	147.811
Foreign exchange differences	(2)	(8)	(10)
Transfers	1	(1)	0
Additions	27	2.167	2.194
Disposals and write offs	(483)	(1.933)	(2.416)
At 31 December 2006	58.399	89.180	147.579

Accumulated depreciation & impairment
At 1 January 2006	—	(21.305)	(21.305)
Disposals and write offs	—	643	643
Depreciation charge for the period	—	(2.948)	(2.948)
Impairment charge	(105)	(491)	(596)
At 31 December 2006	(105)	(24.101)	(24.206)

Net book amount at 31 December 2006	58.294	65.079	123.373

The impairment charge refers to land (€ 105) and building (€ 295) of Ethniki Kefalaiou the operations of which are reported under Other segment whereas the remaining impairment charge of buildings (€ 196) refers to Stopanska Bank the operations of which are reported under Retail banking segment.

NOTE 28: Investments in associates

	2006	2005

At 1 January:	249.152	219.671
Additions	5.071	2.079
Disposals/transfers	(1.329)	(6.284)
Share of results (after tax)	40.462	43.700
Dividends	(20.576)	(10.014)
At 31 December	272.780	249.152

The Group’s associates are as follows:

		% of participation
Name of associate		31.12.2006	31.12.2005
Social Securities Funds Management	Greece	40,00%	40,00%
Phosphate Fertilizers Industry S.A	Greece	24,23%	24,23%
Larco S.A.	Greece	36,43%	36,43%
Siemens Entreprise Communications S.A	Greece	30,00%	30,00%
Eviop Tempo S.A.	Greece	21,21%	21,21%
Teiresias S.A.	Greece	39,34%	39,34%
Hellenic Countryside S.A.	Greece	20,23%	20,23%
AGET Heracles Cement Co. S.A.	Greece	26,00%	26,00%
Pella S.A.	Greece	20,89%	20,89%
Planet S.A.	Greece	31,18%	31,72%
AGRIS S.A. (disposed off on 17 October 2006)	Greece	—	29,34%
Kariera S.A.	Greece	35,00%	35,00%
Zymi S.A.	Greece	32,00%	32,00%
Europa Insurance Co. SA.	Greece	23,02%	23,02%
UBB AIG Insurance and Reinsurance Company	Bulgaria	52,99%	—
UBB AIG Life Insurance Company	Bulgaria	52,99%	—

The Group’s investment in associates for the year ended 31 December 2006 was €272.780 (2005: €249.152) while its share of associates’ profits, net of tax in 2006, was €40.462 (2005: €43.700).

The fair value of investment in AGET Heracles Cement Co S.A. based on 31 December 2006 stock price was €300,1 million (2005: €184,8 million).

On 22 February 2006, Group companies Ethniki Insurance and United Bulgarian Bank (“UBB”), agreed with American International Group Inc (“AIG”) to jointly establish a Life Insurance Company and a Property and Casualty insurance company in Bulgaria. Ethniki Insurance and UBB each hold 30% of the share capital of the two new companies, while the remaining 40% to be held by American Life Insurance Company (“ALICO”) and AIG Central Europe & CIS Insurance Holdings Corporation, which exercise the management of the new companies. Although the Group holds the majority of the voting rights on these two companies, shareholders’ agreement exists under which all significant decisions require the consent of all venturers. Thus, the Group has applied equity method of accounting in accordance with par. 38 of IAS 31.

NOTE 29: Goodwill & other intangible assets

	Goodwill	Software	Other	Total
Cost
At 1 January 2005	15.658	200.140	21.807	237.605
Effect of IAS 29	—	(267)	(16.003)	(16.270)
Acquisition of subsidiaries	8.790	11	—	8.801
Foreign exchange differences	1	357	207	565
Transfers	(38)	1.029	(2.530)	(1.539)
Additions	—	13.720	6.869	20.589
Disposals	(26)	(1.330)	(29)	(1.385)
At 31 December 2005	24.385	213.660	10.321	248.366

Accumulated amortisation and impairment
At 1 January 2005	—	(160.007)	(4.835)	(164.842)
Discontinued operations	—	134	2.918	3.052
Foreign exchange differences	—	(214)	9	(205)
Transfers	—	1.199	163	1.362
Disposals	—	1.251	29	1.280
Amortisation charge for the period	—	(22.294)	(808)	(23.102)
At 31 December 2005	—	(179.931)	(2.524)	(182.455)

Net book amount at 31 December 2005	24.385	33.729	7.797	65.911

	Goodwill	Software	Other	Total
Cost
At 1 January 2006	24.385	213.660	10.321	248.366
Acquisition of subsidiaries	2.098.723	4.485	348.935	2.452.143
Foreign exchange differences	(23)	345	(1.764)	(1.442)
Transfers	—	3.439	(1.056)	2.383
Additions	—	14.863	13.857	28.720
Disposals	—	(5.060)	(25)	(5.085)
At 31 December 2006	2.123.085	231.732	370.268	2.725.085

Accumulated amortisation and impairment
At 1 January 2006	—	(179.931)	(2.524)	(182.455)
Foreign exchange differences	—	865	(91)	774
Transfers	—	(2.449)	(385)	(2.834)
Disposals	—	4.234	25	4.259
Amortisation charge for the period	—	(18.361)	(11.211)	(29.572)
At 31 December 2006	—	(195.642)	(14.186)	(209.828)

Net book amount at 31 December 2006	2.123.085	36.090	356.082	2.515.257

Other intangibles acquired through business combinations include indefinite useful life brand names of Finansbank Group companies of € 162 million and other finite useful life assets like core deposits and customer relationships of €188 million (including foreign exchange differences) as reflected in note 49. Useful lives span from 6 to 8 years.

The goodwill arisen from prior years acquisitions was tested for impairment and no adjustment to its carrying amount is required.  There was no indication of impairment for the remaining intangibles assets.

The useful life of certain software has been extended of up to 10 years.  The effect of change in accounting estimate on the Group’s income statement was determined to € 2,2 million.

NOTE 30: Property & equipment

	Land	Buildings	Vehicles & equipment	Leasehold improvements	Assets under construction	Total
Cost
At 1 January 2005	1.028.315	917.818	639.412	63.979	66.943	2.716.467
Discontinued operations	(2.955)	(39.113)	(24.979)	(6.112)	(51)	(73.210)
Foreign exchange differences	289	1.558	788	368	53	3.056
Acquisition of subsidiaries	—	67	20.404	—	—	20.471
Transfers	(10.898)	16.036	6.651	3.083	(29.215)	(14.343)
Additions	3.619	25.843	34.287	5.019	33.943	102.711
Disposals and write offs	(6.656)	(15.852)	(41.910)	(559)	—	(64.977)
At 31 December 2005	1.011.714	906.357	634.653	65.778	71.673	2.690.175

Accumulated depreciation and impairment
At 1 January 2005	—	(289.390)	(421.254)	(46.171)	—	(756.815)
Discontinued operations	—	7.551	17.929	5.315	—	30.795
Foreign exchange differences	—	(108)	(539)	(151)	—	(798)
Acquisition of subsidiaries	—	(8)	—	—	—	(8)
Transfers	—	151	(128)	(1.371)	—	(1.348)
Disposals and write offs	—	5.673	6.316	14	—	12.003
Depreciation charge for the period	—	(26.956)	(56.250)	(5.085)	—	(88.291)
At 31 December 2005	—	(303.087)	(453.926)	(47.449)	—	(804.462)

Net book amount at 31.12.2005	1.011.714	603.270	180.727	18.329	71.673	1.885.713

Cost
At 1 January 2006	1.011.714	906.357	634.653	65.778	71.673	2.690.175
Foreign exchange differences	(81)	116	66	283	228	612
Acquisition of subsidiaries	5	106.845	50.358	27.192	2.155	186.555
Transfers	(1.005)	1.351	4.782	1.799	(13.625)	(6.698)
Additions	2.057	26.285	66.698	10.878	44.967	150.885
Disposals and write offs	(31.233)	(53.214)	(17.006)	(1.343)	(20.167)	(122.963)
At 31 December 2006	981.457	987.740	739.551	104.587	85.231	2.898.566

Accumulated depreciation and impairment
At 1 January 2006	—	(303.087)	(453.926)	(47.449)	—	(804.462)
Foreign exchange differences	—	(68)	926	(216)	—	642
Transfers	—	426	3.936	(106)	—	4.256
Disposals and write-offs	—	19.569	15.066	1.344	—	35.979
Depreciation and impairment charge for the period	—	(29.093)	(57.315)	(6.635)	—	(93.043)
At 31 December 2006	—	(312.253)	(491.313)	(53.062)	—	(856.628)

Net book amount at 31.12.2006	981.457	675.487	248.238	51.525	85.231	2.041.938

There is no indication of impairment of fixed assets at the balance sheet date.

NOTE 31: Deferred tax assets & liabilities

	31.12.2006	31.12.2005

Deferred tax assets:
Securities and derivatives	104.640	108.092
Tangible and intangible assets	11.047	12.404
Pension and other post retirement benefits	15.894	20.758
Insurance reserves	42.316	49.039
Other temporary differences	88.312	27.124
Deferred tax assets	262.209	217.417

	31.12.2006	31.12.2005
Deferred tax liabilities:
Securities and derivatives	65.265	76.720
Tangible and intangible assets	22.569	15.533
Other temporary differences	13.084	10.106
Deferred tax liabilities	100.918	102.359

	31.12.2006	31.12.2005
Deferred tax charge in the income statement:
Securities and derivatives	2.790	1.851
Tangible and intangible assets	(6.664)	(6.543)
Pension and other post retirement benefits	(4.287)	(3.604)
Other temporary differences	(9.359)	(24.506)
Deferred tax charge in the income statement-continuing operations	(17.520)	(32.802)
Deferred tax charge in the income statement-discontinued operations	—	(327)
Deferred tax through equity	63.753	84.082
Net deferred tax movement	46.233	50.953

NOTE 32: Insurance related assets & receivables

	31.12.2006	31.12.2005

Investments on behalf of policyholders who bear the investment risk (Unit linked)	388.768	320.396
Insurance business receivables	198.276	182.272
Amounts receivable from reinsurers	95.083	78.821
Reinsurance business receivables	2.407	1.314
Deferred Acquisition Costs (DAC)	56.914	55.113
Total	741.448	637.916

NOTE 33: Other assets

	31.12.2006	31.12.2005

Accrued interest and commissions	504.355	591.806
Tax prepayments and other recoverable taxes	225.238	163.491
Private equity: investees assets	126.835	112.661
Trade receivables	45.617	88.923
Assets acquired through foreclosure proceedings	173.459	153.520
Prepaid expenses	53.795	40.693
Other	588.953	328.794
Total	1.718.252	1.479.888

Other assets as at 31.12.2006 include an amount of € 83.687 relating to unsettled balances from securities transactions.

NOTE 34: Assets and liabilities held for sale and discontinued operations

The Group’s North America segment was sold following the signing of respective agreements for the sale of the two subsidiaries comprising this segment, namely Atlantic Bank of New York (ABNY) and NBG Canada to Community Bank of New York and Scotia Bank respectively.  NBG Canada was sold in February 2006 while the sale of ABNY was concluded in April 2006 (see note 49 “Acquisitions, disposals and other capital transactions”).

The results of the operations for the years ended 31 December 2006 and 31 December 2005 have been reclassified under profit from discontinued operations and are summarised as follows:

Disposal of North America segment	2006

Consideration received	371.006
Less: cost of investment / net consolidated assets disposed	(250.172)
Profit on disposal	120.834
Tax thereon	(7.660)
Net Profit on disposal	113.174

The results of the operations for NBG Canada and ABNY for the period up to their disposal and the gain on sale of the North America segment have been reclassified under profit from discontinued operations and are summarised as follows:

Discontinued operations	31.12.2006	31.12.2005

Net interest income	17.061	91.275
Net fee and commission income	1.726	11.206
Net trading income	(393)	2.402
Net result from investment securities	249	(502)
Other operating income	1.465	9.006
Personnel expenses	(7.037)	(40.065)
General & administrative expenses	(3.916)	(22.396)
Depreciation, amortisation and impairment charges	(1.351)	(7.576)
Other operating expenses	—	(76)
Impairment losses / recoveries on loans and advances	575	4.506
Gain on sale of discontinued operations	120.834	—
Profit before tax	129.213	47.780
Tax expense (including capital gain tax on disposal, see above)	(11.139)	(18.760)
Profit for the reporting period from discontinued operations	118.074	29.020

The classes of assets and liabilities comprising the disposal group classified as held for sale are as follows (31 December 2006: nil, 31 December 2005: ABNY and NBG Canada):

	31.12.2006	31.12.2005
Assets classified as held for sale
Cash and balances with central banks	—	40.990
Due from banks (net)	—	35.663
Loans and advances to customers (net)	—	1.444.732
Investment securities	—	1.064.138
Goodwill & other intangible assets	—	11.920
Property & equipment	—	42.733
Deferred tax assets	—	16.230
Other assets	—	75.797
Total assets	—	2.732.203

Liabilities classified as held for sale
Due to banks	—	580.357
Due to customers	—	1.651.595
Deferred tax liabilities	—	7.192
Other liabilities	—	20.021
Total liabilities	—	2.259.165
Assets less liabilities of disposal group	—	473.038

NOTE 35: Due to banks

	31.12.2006	31.12.2005

Demand deposits due to credit institutions	237.499	121.574
Time deposits due to credit institutions	424.357	170.220
Interbank deposits and amounts due to ECB	2.422.371	2.142.931
Amounts due to Central Bank	5.382	21.154
Securities sold under agreements to repurchase	2.957.239	2.479.469
Other	185.590	125.502
Total	6.232.438	5.060.850

NOTE 36: Due to customers

	31.12.2006	31.12.2005
Deposits:
Individuals	41.539.928	35.470.034
Corporates	8.614.527	5.142.454
Government and agencies	2.443.183	2.116.340
Total deposits	52.597.638	42.728.828
Securities sold to customers under agreements to repurchase	81.762	247.348
Other	554.324	373.944
Total	53.233.724	43.350.120

Included in due to customers are deposits, which contain one or more embedded derivatives. The Group has designated these deposits as financial liabilities at fair value through profit and loss.  The net accumulated loss on these deposits as of 31 December 2006, was approximately 4.143 thousand.

NOTE 37: Debt securities in issue

	% Interest rate	31.12.2006	31.12.2005

Mortgage bonds	6,7%	21.088	20.295
Corporate bonds – fixed rate	4,8%	311.490	140.223
Corporate bonds- floating rate	5,3%	2.035	2.999
Securitisation notes-Fixed rate	6,0%	95.613	—
Securitisation notes Floating rate	7,2%	392.470	—
Other		—	11.780
Total		822.696	175.297

On 23 November 2004, Finansbank obtained a loan via a special purpose entity, which issued Series 2004-A Notes USD 225 million at three-month LIBOR plus 235 bps. and USD 125 million Series 2004-B at 6,1014% Notes secured on Finansbank’s Diversified Payment Rights. The notes have a five-year maturity and interest is paid quarterly, with no principal repayment for two years.  Series 2004-A Notes were repaid in November 2006.

On 15 March 2005, Finansbank obtained a loan via a special purpose entity, which issued USD 500 million Series 2005-A Floating Rate Notes secured on Finansbank’s Diversified Payment Rights. The notes have a seven-year maturity and interest is paid quarterly, with no principal repayment for three years. Interest on the Series 2005-A Notes is determined as the three-month LIBOR plus 180 bps.

On 24 March 2006, Finansbank obtained a loan via a special purpose entity, which issued USD 110 million bonds with five-year maturity and USD 110 million bonds with a maturity of 7 years.  Interest is paid semi-annually and it is 6,25% and 6,5% respectively.

NOTE 38: Other borrowed funds

	31.12.2006	31.12.2005
Subordinated notes - fixed rate	335.965	215.983
Subordinated notes – floating rate	749.619	741.005
Syndication loans	548.411	—
Secured loans	161.860	—
Other	401.532	—
Total	2.197.387	956.988

In June 2002, NBG Finance plc, a wholly owned subsidiary of the Bank, issued € 750 million Subordinated Callable Floating Rate Notes guaranteed on a subordinated basis by the Bank due in June 2012. The notes are redeemable at the option of the Bank in or after June 2007. The notes carry interest at EURIBOR plus 80 bps to June 2007 and EURIBOR plus 210 bps thereafter, which is paid quarterly. The subordinated loan is carried at amortised cost. The commissions and other costs related to the issuance of those notes are amortised as interest expense on a constant yield basis over the period from the placement to the first redemption option.

In June 2005, NBG Finance plc, a wholly owned subsidiary of the Bank, issued JPY30 billion Subordinated Callable Fixed Rate Notes guaranteed on a subordinated basis by the Bank due in June 2035. The notes may be redeemed at the option of the Bank in or after June 2015. The notes carry fixed rate interest of 2,755% which is payable semi-annually in arrears. The subordinated loan is carried at fair value since it has been designated as a financial liability at fair value through profit and loss and the net accumulated gain on this loan is approximately € 8.161 thousand in 2006.

On 7 October 2004, Finansbank obtained a subordinated loan via a special purpose entity, which issued USD 200 million Subordinated Callable Notes, with a 10-year maturity, the proceeds of which were lent to Finansbank. Interest, paid annually, is 9% for the first 5 years and steps up to 11,79% thereafter and there is a repayment option at the end of the fifth year.

On 31 March 2006, Finansbank raised TRY 300 million through a credit card secured non-amortising loan, with a five-year maturity. Interest is fixed at 11,94% and paid quarterly.

On 1 December 2006, Finansbank raised USD 700 million through a term loan facility in two tranches and specifically USD 479 million with a two year maturity and interest paid quarterly at LIBOR + 42,5 bps and
USD 221 million with a three year maturity and interest paid quarterly at LIBOR + 60 bps.

Other mainly include bilateral borrowings of Finansbank amounting to € 28,8 million,
USD 145,9 million and TRY 48,2 million and borrowings of Finans Leasing amounting to € 146 million and USD 105,8 million

In October 2006 Finansbank repaid a syndicated loan of USD 580 million raised in November 2005 and updated in June 2006.

NOTE 39: Insurance related reserves & liabilities

	31.12.2006	31.12.2005

Insurance reserves
Life
Mathematical reserve	775.539	688.668
Outstanding claims reserve	35.644	33.943
Other	7.932	7.063
Property and Casualty
Unearned premia reserve	161.260	146.800
Outstanding claims reserve	364.039	339.574
Other	384	684
Insurance provisions for policies where the holders bear the investment risk (Unit linked)	388.768	320.396
Total Insurance reserves	1.733.566	1.537.128

Other Insurance liabilities
Liabilities relating to deposit administration funds (DAF)	152.557	141.393
Amounts payable to brokers, agents and sales partners	29.775	37.980
Amounts payable to reinsures	37.678	16.772
Liabilities arising from reinsurance operations	42	976
Total insurance related reserves & liabilities	1.953.618	1.734.249

	2006	2005
Movement in Life Insurance Reserves
Balance at beginning of the year	1.050.070	927.804
Effect IFRS 4	—	25.140
Adjusted balance	1.050.070	952.944
Increase in reserves	301.293	229.595
Paid claims	(143.480)	(132.469)
Balance at the end of the year	1.207.883	1.050.070

Reinsurers’ share of life insurance reserves if less than 0.5% of total reserve as at 31.12.2006 and 31.12.2005.

	Total	Reinsures’ share	Group share
Movement of P&C Insurance Reserves (2006)
As at the beginning of the year	487.058	89.728	397.330
Incurred claims	228.321	39.695	188.626
Paid claims and other movements	(204.156)	(37.500)	(166.656)
Movement in Unearned premium reserve	14.460	12.914	1.546
Balance at end of year	525.683	104.837	420.846

	Total	Reinsures’ share	Group share
Movement of P&C Insurance Reserves (2005)
As at the beginning of the year	413.343	91.873	321.470
Effect of IFRS 4	63.000	10.000	53.000
Adjusted balance	476.343	101.873	374.470
Incurred claims	189.626	24.645	164.981
Paid claims	(187.993)	(32.184)	(155.809)
Movement in Unearned premium reserve	9.082	(4.606)	13.688
Balance at end of year	487.058	89.728	397.330

	Total	Reinsures’ share	Group share
Outstanding claims reserve (2006)
Reported claims	353.954	68.424	285.530
IBNR	10.469	812	9.657
Total	364.423	69.236	295.187

	Total	Reinsures’ share	Group share
Outstanding claims reserve (2005)
Reported claims	329.143	66.084	263.059
IBNR	10.431	957	9.474
Total	339.574	67.041	272.533

The Group performs a liability adequacy test at the end of each reporting period to assess the adequacy of its insurance liabilities, which are estimated according to the provisions of local insurance law.

The process followed for the liability adequacy test performed as at 31 December 2006 and the results of this test are set out below:

a. Life business

Life business comprises of the following four main categories:

i. Individual traditional policies (whole life, endowment, pure endowment, term, pension plans):

The test was based on an analysis of the sensitivity of liabilities to changes in mortality, lapses, interest rate and expenses for the expected remaining term of insurance contracts. No additional liabilities resulted from the above process.

ii. Unit-linked contracts

Analysis considered both risks associated to parameters (mortality, lapses, interest rate, expenses) and risks associated to guaranteed return at the end of the contract terms. No additional liabilities resulted from the above process.

iii. Pension beneficiaries that stem from Deposit Administration Funds (“DAF”)

The process followed was similar to that of individual traditional policies (the only difference being that expenses were not a factor). The test produced a liability that exceeded reserves.

iv. Hospitalisation riders

The test was based on assumptions for future lapses, premiums increase, average incurred claim, and medical inflation. The premium increase rate was increased by 0,5% as compared to 2005.

b. Property and Casualty business

As regards the motor branch, historical data was examined on a per claim basis for each accident year over the most recent five years. Claims are split into three main categories: motor TPL – property damage, motor TPL – bodily injury and motor own vehicle damage. Individual bodily injury claims exceeding €300 thousand were examined separately. Projections of paid claims, incurred claims and average incurred claims were performed for each group.

The process took into account the increase in reserves for specific claim files, which resulted from revising outstanding claims on a case per case basis, in accordance with local insurance law, during 2005 and 2006. The outcome was that a larger part of the total liability estimated with the liability adequacy test was covered by the reserves estimated in accordance to local law, hence rendering the additional liability lower than the additional liability as at 1 January 2006.

NOTE 40: Other liabilities

	31.12.2006	31.12.2005

Accrued interest and commissions	258.090	285.790
Creditors and suppliers	278.512	247.074
Amounts due to government agencies	331.609	357.166
Private equity: liabilities of investee entities	199.425	192.874
Other provisions	187.827	43.103
Taxes payable - other than income taxes	81.372	53.171
Current tax liabilities	226.825	177.302
Accrued expenses and deferred income	105.912	45.581
Payroll related accruals	64.967	47.948
Dividends payable	12.892	13.108
Other	831.396	497.584
Total other liabilities	2.578.827	1.960.701

The movement of provisions may be summarised as follows:

	2006	2005
Balance at 1 January	43.103	53.789
Acquisition of subsidiaries	166.480	100
Foreign exchange differences	(2.230)	12
Provisions charged/ (released) to income statement during the year	(17.720)	980
Provisions utilised during the year	(1.806)	(11.778)
Balance 31 December	187.827	43.103

Other liabilities as at 31.12.2006 include an amount of €95 million relating to unsettled balances from securities transactions and liabilities from puttable instruments of € 361 million.

NOTE 41: Contingent liabilities and commitments

a. Legal proceedings

 The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Group.

b. Pending Tax audits

The tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amount cannot be determined at present, it is not expected to have a material effect on Group’s net assets. The Bank has been audited by the tax authorities up to 2004 inclusive.

c. Capital Commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by a bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Group. The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	31.12.2006	31.12.2005
Commitments to extend credits	23.407.253	11.101.650
Commercial letters of credit	733.752	152.911
Standby letters of credit and financial guarantees written	6.149.347	2.731.634
Total	30.290.352	13.986.195

d. Assets pledged

	31.12.2006	31.12.2005

Assets pledged as collaterals	2.909.822	1.585.916

e. Operating lease commitments

	31.12.2006	31.12.2005
No later than 1 year	50.705	23.398
Later than 1 year and no later than 5 years	177.787	65.215
Later than 5 years	116.683	69.826
	345.175	158.439

NOTE 42: Share capital, share premium and treasury shares

Share capital

	No of shares	€’000s

At 1 January 2005	331.575.511	1.492.090
Merger through absorption of subsidiaries:
Share capital authorised, issued and fully paid on merger with National Investment Company	5.023.534	123.585
Share capital authorised, issued and fully paid on merger with National Real Estate	2.670.367	80.672
At 31 December 2005	339.269.412	1.696.347

Increase of share capital	135.707.764	678.539
Share options exercised	310.043	1.550
At 31 December 2006	475.287.219	2.376.436

The total number of ordinary shares as at 31 December 2005 was 339.269.412 with a nominal value of €5 per share .The total number of ordinary shares as at 31 December 2006 was 475.287.219 with a nominal value of €5 per share.

The movement is as follows:

On 1 June 2006 the 2nd Repeat General Meeting of the Bank’s shareholders approved the share capital increase of € 3 billion through a rights issue to existing shareholders at a ratio of 4 new shares to 10 existing at a price of €22,11 for each new share.  The share capital increase was completed and fully subscribed on 5 July 2006 and was authorized by Approval K2-10274/7.7.2006 of the Ministry of Development.  Consequently, the Bank’s share capital was increased by €678.539 with the issue of 135.707.764 new shares. The difference from the issue of shares above par value of a total amount of €2.321.960 less the share capital issue costs net of tax of € 64.064 was credited to the “share premium account”.

 On 21 December 2006, following the Bank’s stock option program the share capital was increased by €1.550 with the issue of 310.043 shares.

Share Premium

	31.12.2006	31.12.2005

At 1 January	—	32.393
Merger through absorption of National Investment	—	13.100
Merger through absorption of National Real Estate	—	(45.493)
Increase of share capital above par value	2.321.960	—
Share options exercised	5.829	—
Share capital issue costs net of tax	(64.064)	—
At 31 December	2.263.725	—

Treasury Shares

	No of shares	€’000s

At 1 January 2005	9.401.898	210.128
Purchases of treasury shares	1.543.523	32.933
Sales of treasury shares	(10.251.461)	(220.381)
At 31 December 2005	693.960	22.680

Purchases of treasury shares	2.265.820	75.767
Sales of treasury shares	(2.077.220)	(71.621)
At 31 December 2006	882.560	26.826

The Bank’s Annual Ordinary General Meeting of its Shareholders held on 27 April 2006, approved an own shares buy-back programme pursuant to Article 16 par. 5 et seq. of Codified Law 2190/1920, providing for the purchase, by the Bank, of own shares up to 10% of its total shares at a minimum price of €5 and a maximum of €60 per share from 2 May 2006 through 27 April 2007.

At 31 December 2006 the Bank and certain subsidiaries held 882.560 NBG shares as part of their investment activity representing 0,19% of the issued share capital (2005: 0,20% of the issued share capital).

NOTE 43: Reserves & Retained Earnings

	31.12.2006	31.12.2005

Statutory reserve	306.475	252.594
Available for sale securities reserve	21.809	42.215
Currency translation differences reserve	6.247	13.737
Other reserves and retained earnings	1.649.359	1.141.617
Total reserves and retained earnings	1.983.890	1.450.163

Before paying dividends, the Bank, in accordance with its Articles of Association and Greek corporate law (codified law 2190/20) must allocate between 5% & 20% of its net profits to the statutory reserve until this reserve equals at least one-half of the Bank’s share capital.  Tax exempt reserves until their capitalisation or distribution (untaxed reserves) are included in other reserves and retained earnings and represent profits made on the sale of shares, property, bonds and other similar assets taxed at special rates such as interest earned on treasury bills and bonds.

The movement in the available for sale securities reserve may be summarised as follows:

Available for sale securities reserve

	Continuing operations	Discontinued operations	Total

At 1 January 2005
IAS 39 adjustments	132.770	(8.140)	124.630
Net gains / (losses) from changes in fair value of AFS investments	51.942	(9.549)	42.393
Net (gains) / losses transferred to income statement	(125.472)	—	(125.472)
Impairment losses on AFS investments	664	—	664
At 31 December 2005	59.904	(17.689)	42.215

At 1 January 2006	59.904	(17.689)	42.215
Net gains / (losses) from changes in fair value of AFS investments	70.307	(3.498)	66.809
Net (gains) / losses transferred to income statement	(108.629)	(143)	(108.772)
Net additions / disposals from disposed subsidiaries	—	21.330	21.330
Impairment losses on AFS investments	227	—	227
At 31 December 2006	21.809	—	21.809

The movement in the currency translation differences reserve may be summarised as follows:

Currency translation differences reserve

	31.12.2006	31.12.2005

At 1 January	13.737	(3.968)
Currency translation differences arising during the year	(7.490)	17.705
At 31 December	6.247	13.737

Other reserves and retained earnings include an amount of € (8.140) representing the effective portion of cash flow hedging instruments used to hedge the currency risk associated with forecast transactions denominated in TRY.

NOTE 44: Minority Interest

	31.12.2006	31.12.2005

Balance at 1 January	109.997	270.582
Acquisitions /disposals	421.498	28.695
Merger through absorption of subsidiaries	—	(209.292)
Share of net profit of subsidiaries	74.617	23.590
Movement in the available for sale securities reserve	5.874	(3.722)
Exchange differences	(1.432)	144
Balance at the end of the reporting period	610.554	109.997

NOTE 45: Preferred securities

	31.12.2006	31.12.2005
Innovative preferred securities	350.000	350.000
Non-innovative preferred securities.	1.275.125	732.581
Total	1.625.125	1.082.581

Innovative preferred securities:

In July 2003, NBG Funding Ltd, a wholly owned subsidiary of the Bank, issued € 350 million Series A Floating Rate Non – Cumulative Non Voting Preferred Securities guaranteed on a subordinated basis by the Bank. The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part in July 2013 or on any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate is the three-month EURIBOR plus 175 bps until 11 July 2013 and EURIBOR plus 275 bps thereafter, which is paid quarterly.

Non- innovative preferred securities:

In November 2004, NBG Funding Ltd issued € 350 million Series B and USD 180 million Series C Constant Maturity Swap (“CMS”) Linked Subordinate Callable Notes. The notes are perpetual and may be redeemed by NBG Funding, in whole but not in part in November 2014 or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate for series B is 6,25% the first year and then is determined as the 10 year EUR CMS mid swap rate plus 12,5bps reset every six months and capped at 8% paid semi-annually and for series C is 6,75% the first year and then is determined as the 10 year USD CMS mid swap rate plus 12,5bps reset every six months and capped at 8,5% paid semi-annually.

In February 2005, NBG Funding Ltd issued € 230 million Series D Constant Maturity Swap (“CMS”) Linked Subordinate Callable Notes. The notes are perpetual and may be redeemed by NBG Funding, in whole but not in part on 16 February 2015 or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate for series D is 6% until 16 February 2010 and thereafter is determined as the difference of 10-year EUR CMS mid swap rate minus the 2-year mid swap rate multiplied by four subject to a minimum rate of 3,25% and capped at 10% paid annually.

The proceeds of the instruments issued by NBG Funding were lent to NBG Finance through Eurobond issues and ultimately lent to the Bank under loan agreements with the same terms as each one of the instruments referred to above but with a 30 year maturity.

On 8 November 2006, NBG Funding Limited issued £375 million Series E Fixed/Floating Rate Non-cumulative Guaranteed Non-voting Preferred Securities.  The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part on November 2016 or on any dividend date falling thereafter subject to the consent of the Bank.  The preferred dividend rate for series E is fixed at a rate of 6,2889% per annum until 8 November 2016 and thereafter three month LIBOR plus 2,08%.  The dividends are payable annually in arrear on

8 November in each year, until 8 November 2016, following which quarterly in arrear on 8 February, 8 May, 8 August and 8 November in each year.

NOTE 46: Dividend per share

Dividends are not accounted for until they have been ratified by the Bank’s Annual Ordinary General Meeting.

The Bank’s Annual Ordinary General Meeting of its Shareholders held on 27 April 2006 approved the payment of a €1 dividend per share for the financial year 2005. Entitled to the dividend were the holders of Bank’s shares as at the closing of the Athens Exchange session of 2 May 2006. As of 3 May 2006 the Bank’s shares are traded ex-2005 dividend. The dividend was paid on 11 May 2006.

The dividend proposed by the Board of Directors for 2006 is subject to the approval of the upcoming Annual Ordinary General Meeting and amounts to €1 per share.

NOTE 47: Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalent consist of the following balances with less than three months maturity from the acquisition date.

	31.12.2006	31.12.2005

Cash and balances with central banks	1.752.376	1.323.340
Treasury bills	58.248	28.066
Due from banks	3.127.039	1.705.231
Trading securities	2.416	—
Investment securities	3.402	8.109
Total	4.943.481	3.064.746

NOTE 48: Related – party transactions

The nature of the related party relationships for those related parties with whom the Group entered into significant transactions or had significant balances outstanding at 31 December 2006 and 31 December 2005 are presented below. Transactions were entered into with related parties during the course of business at market rates.

a. Transactions with management

The Group entered into banking transactions with members of the Board of Directors and key management of the Bank and other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons, in the normal course of business. The list of the members of the Board of Directors of the Bank is shown under Note 1 General Information. As at 31 December 2006, loans, other receivables, deposits and letters of guarantee amounted to €34 million, €4 million, €315 million and €26 million respectively. Total compensation including salaries, bonuses and other short-term benefits, post employment and other long-term benefits, and termination benefits amounted to €24,4 million including amounts from newly acquired subsidiaries (2005: €14,5 million). Related parties of the Group were also granted 1.453.020 options under the stock option program approved by the General Meeting of the Shareholders on 22 June 2005 (see note 12).

b. Other related party transactions

Transactions between the Bank and its subsidiaries, which are related parties of the Bank have been eliminated on consolidation and are not disclosed in this note. Details of transaction between the Group and associated companies are disclosed below.

Transactions with associated companies

	31.12.2006	31.12.2005
Assets
Loans and advances to customers	54.325	41.520

Liabilities
Due to customers	45.561	35.839

Letters of guarantee	46.798	58.448

Income Statement
Interest and commission income	3.758	4.477
Interest and commission expense	5.646	5.120

NOTE 49: Acquisitions, disposals and other capital transactions

1.             Acquisitions and disposals

I.

In January 2006, following its Board of Directors decision on 20 December 2005, the Bank participated in the share capital increase of its subsidiary Banca Romaneasca. The share capital increase was concluded in February 2006. Ultimately, 122,5 million new shares were issued and the Bank currently controls 194,4 million shares (98,88%).

II.	In January 2006, the Bank concluded the sale of its subsidiary ASTIR Alexandroupolis. The total consideration received was €6,5 million.

III.	On 3 February 2006, the Bank concluded the agreement for the sale of its subsidiary National Bank of Greece (Canada) to Scotiabank. The total consideration received was CAD 71,3 million.

IV.

On 15 February 2006, National Insurance completed the acquisition of 100% of the share capital of Alpha Insurance Romania for a consideration of €2,7 million. The fair value of net assets acquired amounted to €2 million resulting in goodwill of €0,7 million. The company has been renamed to “NBG Asigurari S.A.” and has a cooperation agreement with Alpha Bank Romania to offer its products for the following five years.

V.

On 22 February 2006, Group companies Ethniki Insurance and United Bulgarian Bank, agreed with American International Group Inc (“AIG”) to jointly establish a Life Insurance Company and a Property and Casualty insurance company in Bulgaria. Ethniki Insurance and United Bulgarian Bank will each hold 30% of the share capital of the two new companies, with the remaining 40% to be held by American Life Insurance Company (“ALICO”) and AIG Central Europe & CIS Insurance Holdings Corporation, which will also exercise the management of the new companies. The authorized share capital was set for the Life insurance company to BGN 6 million (equivalent €3,1 million) and for the Property and Casualty insurance company to BGN 5,4 million (equivalent €2,8 million).

VI.	On 28 April 2006, NBG International Holdings BV sold for USD 400 million in cash, before incurred expenses, its subsidiary Atlantic Bank of New York.

VII.

On 18 August 2006, NBG acquired from FIBA Group, 46% of Finansbank ordinary shares and 100% of the Founder Shares for a consideration of USD 2.323 million and USD 451 million respectively. The sellers, FIBA Group retain a residual stake of 9,68% in the ordinary share capital of Finansbank, which is subject to put and call agreements, as provided for in the shareholders’ agreement between the Bank and the Sellers, exercisable for a two year period commencing two years after closing of the Acquisition at a multiple of between two and a half and three and a half times the book value of the Finansbank’s share, subject to certain performance criteria. From the Mandatory Offer which lasted from 8 January to 29 January 2007, the Bank acquired a further 43,44% holding of the share capital. Therefore, the total participation in ordinary share capital of Finansbank amounts to 89,44%.

The fair values of the identified assets and liabilities assumed are as follows:

Balances as at (in €’000 translated from TRY using the EURO/TRY 1,8546 rate)

18.08.2006
Cash and balances with central banks and other banks	3.178.637
Trading securities, derivative instruments and investment securities	1.383.522
Loans and advances to customers	5.844.047
Fixed and Intangible Assets excluding ppa intangibles	139.360
Purchase price allocation- Intangibles:
-Trade names	161.910
-Customer relationships	133.104
-Core deposits	38.739
-Software	14.900
Other assets	168.761
Total Assets	11.062.980

Due to other banks	438.599
Derivative Financial Instruments	37.029
Due to customers	6.006.994
Debt securities in issue and other borrowed funds	2.803.601
Founder shares	356.043
Other liabilities	461.162
Total liabilities	10.103.428

Net assets as at 18.08.2006	959.552
Minority interest in subsidiaries of Finansbank	(46.146)
913.406
% acquired (including put option agreements)	55,7%
Net assets acquired	508.576
Consideration given (including expenses and put option agreements)	2.176.607
Goodwill recognized	1.668.031

Cash and cash equivalents acquired were €116 million and include cash and balances from banks and trading securities.  Consideration given comprises USD 2.323 million for 46% share capital, estimated fair value for put option on 9,68% sellers interest and transaction expenses. The accounting treatment followed for put option agreements reflects the Group accounting policy as outlined in note 2.3.

VIII.                         On 12 September 2006, the National Bank of Greece (“NBG”) and the Republic of Serbia entered into a definitive agreement for the acquisition of 99,4% of the share capital of Vojvodanska Banka a.d. NoviSad (Vojvodanska) by NBG.  NBG paid to the Republic of Serbia on the closing of the transaction €360 million in cash for the acquisition of 99,4% of Vojvodanska’s share capital. A further €25 million has also been deposited by NBG in a escrow account until December 2007.  The escrow is set against certain expected recoveries from Vojvodanska’s fully provided non-performing loan portfolio and would be released to NBG on a € to € basis against any shortfall in the recoveries.

The Balance Sheet as at the acquisition date of 31 December 2006 based on the provisionally determined fair values, is as follows:

Balances as at (in €’000 translated from RSD using the EURO/RSD 78,99 rate)

31.12.2006
Cash and balances with central banks and other banks	147.377
Trading securities and investment securities	117.773
Loans and advances to customers	223.441
Fixed and Intangible Assets	55.662
Other assets	5.301
Total Assets	549.554

Due to other banks	34.166
Due to customers	428.449
Debt securities in issue and other borrowed funds	3
Other liabilities	28.146
Total liabilities	490.764

Net assets as at 31.12.2006.	58.790
% acquired	99,43%
Net assets acquired	58.454
Consideration given (including transaction expenses)	362.369
Goodwill recognized	303.915

Cash and cash equivalents acquired were €48 million and include cash and balances from banks and trading and investment securities.

It is noted that the determination of the fair values of the assets acquired and the liabilities and contingent liabilities assumed is in process, therefore upon completion of the purchase price allocation, any changes in fair values will adjust the goodwill recognised appropriately.  The provisional amount of goodwill will be finalised within 12 months from the acquisition date.

IX.                                On 6 October 2006, the share capital of Finansbank Malta Ltd was increased by 2.250.000 ordinary shares which were fully subscribed, allotted and taken up by Finansbank A.S

X.                                    On 17 October 2006, NBG Greek Fund Ltd sold its investment in AGRIS AE for €2,5 million.

XI.                                On 19 October 2006 NBG and the shareholders of P&K Investment Services SA signed the SPA, whereby NBG will acquire 100% of P&K Investment Services SA.  The consideration agreed upon amounted to €48,7 million.  The main part of the consideration will be paid to the sellers upon closing. The remaining part will be released to the sellers three years after the acquisition, conditional on the attainment of key targets set out in the pre-agreed business plan. The transaction is expected to close within the 1st quarter of 2007, subject to obtaining all regulatory approvals.

XII.                            From 11 through to 25 December 2006, the Bank via a Mandatory Tender Offer acquired 191,2 million shares of Finans Leasing, corresponding to 2,55% of its share capital and 72,3 million shares of Finans Investment Trust, corresponding to 5,3% of its share capital.  The total consideration paid amounted to €4,2 million and €0,6 million respectively.  This acquisition was accounted for as an “acquisition after control is obtained”, as described in Note 2.3.

2.             Mergers through absorption

National Bank of Greece and National Real Estate

The Boards of Directors of the Bank and National Real Estate, further to their decisions (dated 29/7/2005) regarding the merger of the two companies through absorption of the latter by the Bank, proposed to the General Meetings of their Shareholders the following share exchange ratio: 2 shares of the absorbing National Bank for 15 shares of the absorbed National Real Estate. Approval by regulatory authorities to initiate the merger procedures was obtained in October 2005 (Greek Government Gazette issue 11146/21.10.2005). PricewaterhouseCoopers and KPMG were engaged as auditors to certify the book value of National Bank of

Greece’s and National Real Estate’s assets respectively, as at the merger balance sheet date (31/7/2005) and give opinion on the fairness of the share swap ratio. Pricewaterhousecoopers and KPMG issued their fairness opinion on the share swap ratio. On 3 February 2006, the second repeat General Meeting of the Bank’s Shareholders approved the above merger under the terms proposed by the Board of Directors.

On 31 March 2006, the Ministry of Development approved the aforementioned merger and as of the same date the National Real Estate was permanently deregistered from the Registrar Of Companies (Ref. Of Merger Approval: K2-4813. Ref. Of Deregistration: K2-744).

On completion of the merger and cancellation of National Real Estate shares owned by National Bank, the Bank’s total number of shares increased by 2.670.367 shares which, added to existing shares (i.e. 336.599.045), raised the total number of the Bank’s shares to 339.269.412.

NOTE 50: Group consolidated companies

	Country of	% Participation
Name	incorporation	31.12.2006	31.12.2005
National Securities S.A.	Greece	100,00%	100,00%
Ethniki Kefalaiou S.A.	Greece	100,00%	100,00%
Diethniki Mutual Fund Management	Greece	100,00%	100,00%
National Management & Organization Co SA-ETHNOKARTA	Greece	100,00%	100,00%
Ethniki Leasing S.A	Greece	100,00%	100,00%
National Mutual Fund Management	Greece	100,00%	100,00%
NBG Venture Capital S.A	Greece	100,00%	100,00%
NBG Balkan Fund Ltd.	Cyprus	—	100,00%
NBG Greek Fund Ltd.	Cyprus	100,00%	100,00%
ETEBA Emerging Markets Fund Ltd.	Cyprus	100,00%	100,00%
ETEBA Estate Fund Ltd	Cyprus	100,00%	100,00%
ETEBA Venture Capital Management Co Ltd	Cyprus	100,00%	100,00%
NBG Bancassurance S.A.	Greece	100,00%	100,00%
Atlantic Bank of N.Y.	U.S.A.	—	100,00%
NBG Canada	Canada	—	100,00%
S.A.B.A.	S. Africa	99,50%	99,50%
NBG Cyprus Ltd	Cyprus	100,00%	100,00%
National Securities Co (Cyprus) Ltd	Cyprus	100,00%	100,00%
NBG Management Services Ltd.	Cyprus	100,00%	100,00%
Stopanska Banka A.D-Skopje(*)	FYROM	92,25%	71,20%
United Bulgarian Bank AD-Sofia (UBB)	Bulgaria	99,91%	99,91%
NBG International Ltd	United Kingdom	100,00%	100,00%
NBG International Inc. (NY)	U.S.A.	100,00%	100,00%
NBGI Private Equity Ltd.	United Kingdom	100,00%	100,00%
NBG Finance plc	United Kingdom	100,00%	100,00%
Interlease E.A.D.	Bulgaria	100,00%	87,50%
ETEBA Bulgaria A.D.	Bulgaria	100,00%	100,00%
ETEBA Romania S.A	Romania	100,00%	100,00%
ETEBA Advisory SRL	Romania	—	100,00%
NBG Luxembourg Holding S.A.	Luxembourg	100,00%	100,00%
NBG Luxfinance Holding S.A.	Luxembourg	100,00%	100,00%
Innovative Ventures S.A (I-Ven)	Greece	100,00%	100,00%
NBG Funding Ltd	United Kingdom	100,00%	100,00%
Banca Romaneasca S.A(*)	Romania	98,88%	97,14%
Ethniki Hellenic General Insurance	Greece	76,74%	76,65%
ASTIR Palace Vouliagmenis S.A	Greece	78,06%	78,06%
ASTIR Alexandroupolis S.A	Greece	—	100,00%
Grand Hotel Summer Palace S.A	Greece	100,00%	100,00%
NBG Training Center S.A	Greece	100,00%	100,00%
Ethnodata S.A.	Greece	100,00%	100,00%
KADMOS S.A.	Greece	100,00%	100,00%
DIONYSOS S.A	Greece	99,91%	99,91%
EKTENEPOL Construction Company S.A.	Greece	100,00%	100,00%
Mortgage, Touristic PROTYPOS S.A	Greece	100,00%	100,00%
Hellenic Touristic Constructions	Greece	77,76%	77,76%

NOTE 50: Group consolidated companies (continued...)

	Country of	% Participation
Name	incorporation	31.12.2006	31.12.2005
Ethnoplan S.A	Greece	100,00%	100,00%
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	100,00%	100,00%
NBGI Private Equity Funds	United Kingdom	100,00%	100,00%
NBG International Holdings BV	Netherlands	100,00%	100,00%
Eurial Leasing SRL	Romania	70,00%	70,00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	79,27%	79,19%
Ethniki General Insurance (Cyprus) Ltd	Cyprus	79,27%	79,19%
S.C. Garanta Asigurari S.A.	Romania	71,57%	71,49%
Audatex Hellas SA	Greece	53,72%	53,65%
National Insurance Brokerage SA	Greece	72,90%	72,82%
NBG Asigurari S.A.	Romania	76,73%	—
Finansbank SA(*)	Turkey	55,68%	—
Finans Malta(*)	Malta	55,68%	—
Finans Leasing(*)	Turkey	35,55%	—
Finans Invest(*)	Turkey	55,72%	—
Finans Portfolio Management(*)	Turkey	55,73%	—
Finans Investment Trust(*)	Turkey	47,61%	—
IB Tech(*)	Turkey	55,12%	—
Vojvodjanska Banka A.D Novisad	Serbia	99,43%	—

(*)         % of participation includes the effect of put and call option agreements

NOTE 51: Post balance sheet events

Acquisitions & Disposals

From 8 January through to 29 January 2007, the Bank acquired via the Mandatory Tender Offer 5.430 million shares of Finansbank, corresponding to 43,44% of its share capital.  The total consideration paid amounted to €1.733 million.  Therefore, the total participation in share capital of Finansbank amounts to 89,44%.

On 24 January 2007, the Bank and International Finance Corporation (IFC) signed an agreement by which IFC will acquire shares of Finansbank of up to 5% of its share capital after the completion of the Mandatory Tender Offer.  The price per share to IFC was determined to be the price per share paid by the Bank to the Finansbank shareholders during the Mandatory Tender Offer.

From 1 February up to 14 March 2007, the Bank acquired 858.429 shares of Finansbank for the consideration of €2,6million (TRY 4,8 million).

NOTE 52: Reclassifications

Certain amounts in prior periods have been reclassified to conform to the current presentation.

Consolidated Income Statement

	31.12.2005
	Continuing Operations		Reclassifications
		As previously
	As restated	reported
Personnel expenses	(877.307)	(877.307)	—
General & administrative expenses & other provisions	(335.512)	(334.532)	980
Depreciation & amortisation charges	(114.551)	(114.551)	—
Other operating expenses	(38.828)	(39.808)	(980)
Total operating expenses	(1.366.198)	(1.366.198)	—

NOTE 53: Foreign exchange rates

From	To	Fixing at 31.12.2006	Average 1.1 - 31.12.2006
ALL	EUR	0,00807	0,00854
BGN	EUR	0,51130	0,51387
CAD	EUR	0,65441	0,70284
CYP	EUR	1,72951	1,74133
EGP	EUR	0,13157	0,14085
GBP	EUR	1,48920	1,46725
MKD	EUR	0,01635	0,01669
RON	EUR	0,29555	0,28480
TRY	EUR	0,53648	0,53491	(*)
USD	EUR	0,75930	0,79703
RSD	EUR	0,01266	0,01223
ZAR	EUR	0,10855	0,11893

(*)         TRY average rates refer to the period from 18/8/2006 to 31/12/2006

NATIONAL BANK OF GREECE S.A.

Financial Statements

31 December 2006

In accordance with
International Financial Reporting Standards

March 2007

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of the NATIONAL BANK OF GREECE S.A.

Report on the Financial Statements

We have audited the accompanying financial statements of National Bank of Greece S.A. (“the Bank”), which comprise the balance sheet as of 31 December 2006, and the income statement, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the Greek Auditing Standards which are harmonised with the International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Bank as of 31 December 2006, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as these were adopted by the European Union.

Report on Other Legal and Regulatory Requirements

The content of the Director’s Report is consistent with the above financial statements.

Athens, 20 March 2007
The Certified Public Accountant Auditor

Nikolaos C. Sofianos
RN SOEL 12231

Hadjipavlou Sofianos &
Cambanis S.A.
Assurance & Advisory Services
RN SOEL E120
250-254 Kifisias Ave.
GR – 152 31 Halandri
Athens

4

Income Statement

		Year ended
€ 000’s	Note	31.12.2006	31.12.2005

Interest and similar income		2.653.228	2.153.971
Interest expense and similar charges		(1.091.338)	(818.197)
Net interest income	6	1.561.890	1.335.774

Fee and commission income		325.048	298.729
Fee and commission expense		(65.207)	(57.756)
Net fee and commission income	7	259.841	240.973

Dividend income	8	44.884	47.455
Net trading income	9	59.552	11.035
Net result from investment securities	23	101.038	102.689
Other operating income	10	83.228	31.060
Total operating income		2.110.433	1.768.986

Personnel expenses	11,12	(729.831)	(657.640)
General & administrative expenses & other provisions	13	(220.869)	(212.665)
Depreciation & amortisation expenses	14	(65.036)	(72.146)
Other operating expenses	15	(18.642)	(12.247)
Total operating expenses		(1.034.378)	(954.698)

Impairment losses on loans and advances	22	(235.987)	(191.421)
Profit before tax		840.068	622.867

Tax expenses	16	(155.803)	(148.553)
Tax on untaxed reserves	16	(100.607)	—
Profit for the period		583.658	474.314

Earnings per share- Basic & Diluted	17	€1.39	€1.33
Earnings per share - Basic & Diluted excluding one-off tax on reserves	17	€1.63	€1.33

Athens, 15 March 2007

THE CHAIRMAN	THE VICE CHAIRMAN AND DEPUTY CHIEF	THE CHIEF FINANCIAL	THE CHIEF ACCOUNTANT
AND CHIEF EXECUTIVE OFFICER	EXECUTIVE OFFICER	AND CHIEF OPERATING OFFICER

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 9 to 57 form an integral part of these financial statements

5

Balance Sheet

€ 000’s	Note	31.12.2006	31.12.2005
ASSETS
Cash and balances with central banks	18	2.034.464	1.848.223
Treasury bills and other eligible bills		185.332	86.078
Due from banks (net)	19	4.539.923	4.142.623
Financial assets at fair value through P&L	20	12.283.625	13.409.663
Derivative financial instruments	21	204.690	283.500
Loans and advances to customers (net)	22	32.755.298	27.178.715
Investment securities-available for sale	23	2.436.665	2.153.682
Investment securities-held to maturity	23	105.680	43.781
Investment property	—	186	416
Investments in subsidiaries	24	4.016.713	1.398.070
Investments in associates	24	237.836	278.025
Intangible assets	25	49.262	33.878
Property & equipment	26	1.091.931	1.142.738
Deferred tax assets	27	129.159	148.759
Other assets	28	1.235.398	1.111.303
Assets classified as held for sale	24	—	19.476
Total assets		61.306.162	53.278.930

LIABILITIES
Due to banks	29	5.871.463	4.986.420
Derivative financial instruments	21	344.687	303.422
Due to customers	30	44.564.664	41.060.200
Other borrowed funds	31	2.512.074	2.024.051
Current tax liabilities	32	167.501	139.375
Deferred tax liabilities	27	79.108	85.575
Retirement benefit obligations	12	59.544	62.856
Other liabilities	32	1.588.573	1.644.542
Total liabilities		55.187.614	50.306.441

SHAREHOLDERS’ EQUITY
Share capital	34	2.376.436	1.696.347
Share premium	34	2.263.725	—
Less: treasury shares	34	(4.490)	(1.085)
Reserves and retained earnings	35	1.482.877	1.277.227
Total Equity		6.118.548	2.972.489

Total equity and liabilities		61.306.162	53.278.930

Athens, 15 March 2007

THE CHAIRMAN	THE VICE CHAIRMAN AND DEPUTY CHIEF	THE CHIEF FINANCIAL	THE CHIEF ACCOUNTANT
AND CHIEF EXECUTIVE OFFICER	EXECUTIVE OFFICER	AND CHIEF OPERATING OFFICER

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 9 to 57 form an integral part of these financial statements

6

Statement of Changes in Equity

€ 000’s	Share capital	Share premium	Treasury shares	Reserves & Retained earnings	Total
At 1 January 2005	1.492.090	32.393	(29.518)	1.131.004	2.625.969
Movement in the available for sale securities reserve, net of tax	—	—	—	(64.014)	(64.014)
Net Profit/(loss) for the period	—	—	—	474.314	474.314
Purchases of treasury shares	—	—	(10.179)	—	(10.179)
Disposals of treasury shares	—	—	50.054	23.153	73.207
Dividends	—	—	—	(197.958)	(197.958)
Merger through absorption of subsidiaries	204.257	(32.393)	(11.442)	(89.142)	71.280
Currency translation differences	—	—	—	(130)	(130)
Balance at 31 December 2005/at 1 January 2006	1.696.347	—	(1.085)	1.277.227	2.972.489
Movement in the available for sale securities reserve, net of tax	—	—	—	(47.944)	(47.944)
Cash flow hedges	—	—	—	3.383	3.383
Net Profit/(loss) for the period	—	—	—	583.658	583.658
Purchases of treasury shares	—	—	(3.405)	—	(3.405)
Share Capital Increase	678.539	2.321.960	—	—	3.000.499
Share Capital issue costs (net of tax).	—	(64.064)	—	—	(64.064)
Stock options exercised	1.550	5.829	—	—	7.379
Share based payments	—	—	—	6.383	6.383
Board of Directors emoluments	—	—	—	(50)	(50)
Dividends	—	—	—	(339.234)	(339.234)
Currency translation differences	—	—	—	(546)	(546)
Balance at 31 December 2006	2.376.436	2.263.725	(4.490)	1.482.877	6.118.548

Detailed analysis of the changes in equity is presented in notes 34 & 35 of these financial statements.

The notes on pages 9 to 57 form an integral part of these financial statements

7

Cash Flow Statement

		12-month period ended
€ 000’s	Note	31.12.2006	31.12.2005
Cash flows from operating activities
Net Profit		583.658	474.314

Non-cash items included in profit and other adjustments:		125.890	124.974
Depreciation, amortisation & impairment on fixed assets & invest. property		65.036	72.146
Share based		6.383	—
Impairment losses on investments		37.378	—
Amortization of premiums / discounts of investment securities		9.483	10.109
Provisions for credit and other risks		237.050	191.655
Deferred tax expense / (benefit)		12.990	10.145
Dividend income from investment securities		(43.289)	(42.126)
Net (profit) / loss on sale of fixed assets & investment property		(60.725)	(14.266)
Net (income) / expense on investment securities		(138.416)	(102.689)

Net (increase) / decrease in operating assets:		9.337	(4.045.307)
Net due from / to banks		1.251.645	855.021
Financial assets at fair value through P&L		1.126.038	(4.573.758)
Net proceeds / (purchase) of treasury bills and other eligible bills		(79.902)	32.560
Net derivative financial instruments		120.075	(42.136)
Net loans and advances to customers / due to customers		(2.308.106)	(404.504)
Other assets		(100.413)	87.510

Net increase / (decrease) in operating liabilities:		(362.498)	689.330
Income taxes paid		(244.161)	(108.115)
Other liabilities		(118.337)	797.445
Net cash flow from / (used in) operating activities		356.387	(2.756.689)

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired		(2.224.984)	(12.548)
Disposals of subsidiaries, net of cash disposed		54.942	—
Acquisitions of associates net of cash		(62.502)	(259.010)
Dividends received from investment securities & associates		43.289	42.126
Purchases of fixed assets and intangible assets		(92.265)	(63.674)
Purchases of investment property		—	(54)
Proceeds from sales of fixed assets		120.797	20.664
Proceeds from sale of investment property		216	—
Purchases of investment securities - available for sale		(2.003.786)	(1.002.690)
Proceeds from redemption & sale of investment securities - available for sale		1.792.930	2.021.367
Purchases of investment securities - held to maturity		(85.000)	(66.266)
Proceeds from redemption of investment securities - held to maturity		23.101	22.485

Net cash from / (used in) investing activities		(2.433.262)	702.400
Cash flows from financing activities
Proceeds from borrowed funds and debt securities (net)		488.023	441.903
Share Capital Increase		3.007.878	—
Net sales /(purchases) of treasury shares /rights		(3.405)	63.028
Dividends to shareholders		(339.234)	(197.958)
Share Capital issue costs		(83.035)	—
Net cash from / (used in) financing activities		3.070.227	306.973
Effect of foreign exchange rate changes on cash and cash equivalents		(27.240)	114.078
Net increase/(decrease) in cash and cash equivalents		966.112	(1.633.238)
Cash and cash equivalents at beginning of period of merged companies		—	9.293
Cash and cash equivalents at beginning of period		2.646.494	4.270.439
Cash and cash equivalents at end of period	37	3.612.606	2.646.494

The notes on pages 9 to 57 form an integral part of these financial statements

8

NOTE 1: General Information

National Bank of Greece S.A. (hereinafter the “Bank”) was founded in 1841 and has been listed on the Athens Stock Exchange since 1880. The Bank has further listing in the New York Stock Exchange (since 1999), and in other major European stock exchanges. The Bank’s headquarters are located at 86 Eolou street, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 165 years of operations the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece provides a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, & bank assurance services. The Bank operates primarily in Greece, but also has operations in UK, SE Europe, Cyprus, and Egypt.

The Board of Directors consists of the following members:

Executive Members

Efstratios-Georgios (Takis) A. Arapoglou	Chairman - Chief Executive Officer
Ioannis G. Pechlivanidis	Vice Chairman- Deputy Chief Executive Officer

Non-Executive Members

Achilleas D. Mylonopoulos	Employees’ representative
John P. Panagopoulos	Employees’ representative
Ioannis C. Yiannidis	Professor, University of Athens Law School

Independent Non-Executive Members

H.E. the Metropolitan of Ioannina Theoklitos
Stefanos C. Vavalidis	Member of the Board of Directors, European Bank for Reconstruction & Development
Dimitrios A. Daskalopoulos	Chairman and Managing Director, Delta S.A., Chairman, Federation of Greek Industrialists
Nikolaos D. Efthymiou	Chairman, Association of Greek Shipowners
George Z. Lanaras	Shipowner
Stefanos G. Pantzopoulos	Business Consultant, former Certified Auditor
Constantinos D. Pilarinos	Economist, General Manager of Finances and Technical Services, Church of Greece
Drakoulis K. Fountoukakos-Kyriakakos	Entrepreneur
Ploutarchos K. Sakellaris	Professor, University of Athens, and Chairman, Council of Economic Advisors.
George I. Mergos	Professor, University of Athens, Governor of IKA (Social Security Fund)

Directors are elected by the shareholders at their general meeting for a term of three years and may be re-elected. The term of the above members expires in 2007.  On 30 August 2006, the employees’ representative, Mr. A. Mylonopoulos was elected as a non-executive BoD member in the position vacated by the resignation of Mr. G. Athanasopoulos.  On 21 February 2006, Mr A. Stavrou was elected as a non-executive BoD member in the position of the deceased I. Vartholomeos.  Furthermore, on 15 March 2007, Mr. G. Mergos was elected as un independent non executive BoD member in the position of Mr A. Stavrou.

These financial statements have been approved for issue by the Bank’s Board of Directors on
15 March 2007 and are subject to the approval of the Annual General Meeting of the Bank’s shareholders.

9

NOTE 2: Summary of significant accounting policies

2.1 Basis of presentation

The financial statements of the Bank (the “financial statements”) are prepared in accordance with International Financial Reporting Standards and International Accounting Standards (collectively, IFRS), and are stated in Euro, rounded to the nearest thousand (unless otherwise stated). The financial statements have been prepared under the historical cost convention as modified by the revaluation of available for sale investment securities, financial assets and liabilities at fair value through profit and loss and all derivative contracts measured at fair value.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Use of available information and application of judgment are inherent in the formation of estimates in the following areas: valuation of OTC derivatives, unlisted securities, retirement benefits obligation, impairment of loans and receivables, open tax years and litigation. Actual results in the future could differ from such estimates and the differences may be material to the financial statements.

2.2 Adoption of International Financial Reporting Standards (IFRS)

The Bank adopted the requirements of IFRS for the first time for the purpose of preparing financial statements for the year ending 31 December 2005.

New standards, amendments and interpretations to existing standards effective in 2006

The following standards and interpretations are mandatory for the accounting periods beginning on or after 1 2006:

•      IAS 19 (Amendment), “Employee Benefits” (effective from 1 January 2006). This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. The Bank has not changed its accounting policy for the recognition of actuarial gains and losses and has not participated in any multi-employer plans.

•      IAS 39 (Amendment), “Cash Flow Hedge Accounting of Forecast Intragroup Transactions”(Effective from 1 January 2006). The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b)the foreign currency risk will affect profit & loss. The Bank did not have any intragroup transactions that would qualify as a hedged item in the financial statements as of 31 December 2006.

•      IAS 39 (Amendment), “The Fair Value Option” (effective from 1 January 2006).  This amendment changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. The Bank has decided to apply this amendment for the annual period beginning 1 January 2005 (early adoption).

•      IFRIC 4, “Determining whether an Arrangement contains a Lease” (Effective from 1 January 2006). IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. This amendment did not have a significant impact on the Bank’s financial position.

New standards, amendments and interpretations to existing standards that are not yet effective

The new standards, amendments and interpretations to existing standards that are mandatory for the Bank’s accounting periods beginning on or after 1 January 2007 are as follows:

•      IFRS 7, “Financial Instruments: Disclosures”, and a complementary amendment to IAS 1, “Presentation of Financial Statements — Capital Disclosures” (effective from 1 January 2007).  IFRS 7 introduces new disclosures

10

to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, “Disclosures in the Financial Statements of Banks and Similar Financial Institutions”, and disclosure requirements in IAS 32, “Financial Instruments: Disclosure and Presentation”. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. The Bank assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The Bank intends to apply IFRS 7 and the amendment to IAS 1 from annual periods beginning 1 January 2007.

•      IFRS 8 “Operating Segments” (effective from 1 January 2009).  This standard changes the way the segment information is measured and disclosed and requires identification of operating segments on the basis of internal reports that are regularly reviewed by the entity’s chief operating decision maker in order to allocate resources to the segments and to assess performance. The Bank has decided to apply this standard for the annual period beginning on 1 January 2009, however there will be no significant impact on the Bank’s financial reporting.

•      IFRIC 8, “Scope of IFRS 2” (effective for annual periods beginning on or after 1 May 2006).  IFRIC 8 clarifies that IFRS 2 “Share based payment” will apply to any arrangement when equity instruments are granted or liabilities are incurred by the entity, when the identifiable consideration appears to be less than the fair value of the instruments given.  It presumes that such cases are an indication that other consideration has been or will be received.  The Bank will apply this IFRIC from 2007, and its adoption will have no or insignificant impact on its financial statements.

•      IFRIC 9, “Reassessment of Embedded Derivatives (effective for annual periods beginning on or after 1 June 2006).  IFRIC 9 requires an entity to assess whether a contract contains an embedded derivative at the date the entity first becomes a party to the contract and prohibits reassessment unless there is as change to the contract that significantly modifies the cash flows. The Bank will apply this IFRIC from 2007 and its adoption will have no significant impact on its financial statements.

•      IFRIC 10, “Interim Financial Reporting and Impairment” (effective for annual periods beginning on or after 1 November 2006).  IFRIC 10 addresses an inconsistency between IAS 34 “Interim Financial Reporting” and the impairment relating to goodwill in IAS 36 “Impairment of Assets” and equity instruments classified as available for sale in IAS 39 “Financial Instruments: Recognition and Measurement”.  This interpretation states that the specific requirements of IAS 36 and IAS 39 take precedence over the general requirements of IAS 34 and therefore, any impairment loss recognised for these assets in an interim period may not be reversed in subsequent periods.  The Bank will apply this IFRIC from 2007.

•      IFRIC 11, IFRS 2 “ Group and Treasury Share Transactions” (effective for annual periods beginning on or after 1 March 2007).  This IFRIC requires arrangements whereby an employee is granted rights to an entity’s equity instruments to be accounted for as an equity-settled scheme by the entity even if:

•      The entity chooses or is required to buy those equity instruments (e.g. treasury shares) from another party, or

•      The shareholder(s) of the entity provide the equity instruments required

The Interpretation also extends to the way in which subsidiaries, in their separate financial statements, account for schemes when their employees receive rights to equity instruments of the parent.  In particular, it prescribes that:

•                  When the parent grants rights to equity instruments to the employees, they will be accounted for as equity settled scheme (as an equity contribution to the parent) when the parent accounts for it this way in the consolidated financial statements. When employees transfer between subsidiaries, each entity recognises compensation expense based on the proportion of the total vesting period for which the employee has worked for that subsidiary, measured at the fair value at the original grant date by the parent.

•                  When the subsidiary grants rights to equity instruments of its parent to its employees, it will be accounted for as a cash-settled scheme.

The Bank will apply this IFRIC from 2008, however its adoption will have no significant impact on Bank’s financial statements.

•      IFRIC 12, “Service Concession Arrangements” (effective for annual periods beginning on or after 1 January 2008).  The Bank will apply this IFRIC from 2008 and is currently evaluating its impact on the Bank’s financial reporting.

11

2.3 Foreign currency translation

Items included in the financial statements of the Bank are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (“the functional currency”). The financial statements are presented in thousands of Euro (€), which is the functional currency of the Bank.

Foreign currency transactions are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement. Translation differences on debt securities and other monetary financial assets re-measured at fair value are included in foreign exchange gains and losses. Translation differences on non-monetary financial assets are a component of the change in their fair value. Depending on the classification of a non-monetary financial asset, translation differences are either recognised in the income statement (applicable for example for equity securities held for trading), or within shareholders’ equity, if non-monetary financial assets are classified as available for sale investment securities.

When preparing the financial statements, assets and liabilities of foreign entities are translated at the exchange rates prevailing at the balance sheet date, while income and expense items are translated at average rates for the period. Differences resulting from the use of closing and average exchange rates and from revaluing a foreign entity’s opening net asset balance at closing rate are recognised directly in foreign currency translation reserve within shareholders’ equity.

2.4 Regular way purchases and sales

In case of “regular way” purchases and sales of financial assets the Bank uses “settlement date” accounting apart from trading and investment securities and derivative financial instruments, which are recognised at “trade date”.

2.5 Derivative financial instruments and hedging

Derivative financial instruments including foreign exchange contracts, forward rate agreements, currency and interest rate swaps, interest rate futures, currency and interest rate options (both written and purchased) and other derivative financial instruments are initially recognised in the balance sheet at cost and subsequently are re-measured at their fair value. All derivatives are carried in assets when favourable to the Bank and in liabilities when unfavourable to the Bank. Fair values are obtained from quoted market prices, dealer price quotations, discounted cash flow models and options pricing models, as appropriate. Where the Bank enters into derivative instruments used for trading purposes, realised and unrealised gains and losses are recognised in trading income.

A derivative may be embedded in another financial instrument, known as “host contract”. In such combinations, the derivative instrument is separated from the host contract and treated as a separate derivative, provided that its risks and economic characteristics are not closely related to those of the host contract, the embedded derivative actually meets the definition of a derivative and the host contract is not carried at fair value with unrealised gains and losses reported in the income statement.

The Bank also uses derivative instruments as part of its asset and liability management activities to manage exposures to interest rate, foreign currency and credit risks, including exposures arising from forecast transactions.  The Bank applies either fair value or cash flow hedge accounting when transactions meet the specified criteria to obtain hedge accounting treatment. The Bank’s criteria for a derivative instrument to be accounted for as a hedge include:

•                  at inception of the hedge, there is formal designation and documentation of the hedging instrument, hedged item, hedging objective, strategy and relationship;

•                  the hedge is documented showing that it is expected to be highly effective in offsetting the risk in the hedged item throughout the hedging period. A hedge is considered to be highly effective when the Bank achieves offsetting changes in fair value between 80 percent and 125 percent for the risk being hedged; and

•                  the hedge is highly effective on an ongoing basis.

12

2.5.1 Fair value hedges

For qualifying fair value hedges, the change in fair value of the hedging derivative is recognised in the income statement along with the corresponding change in the fair value of the hedged asset or liability that is attributable to that specific hedged risk. If the hedge relationship is terminated for reasons other than the de-recognition of the hedged item, the difference between the carrying amount of the hedged item at that point and the value at which it would have been carried had the hedge never existed (the “unamortised fair value adjustment”), is, in the case of interest bearing financial instruments, amortised to the income statement over the remaining term of the original hedge, while for non-interest bearing instruments that amount is immediately recognised in the income statement. If the hedged instrument is derecognised, e.g. sold or repaid, the unamortised fair value adjustment is recognised immediately in the income statement.

2.5.2 Cash flow hedges

Fair value gains or losses associated with the effective portion of a derivative designated as a cash flow hedge are recognised initially in shareholders’ equity. When the cash flows that the derivative is hedging (including cash flows from transactions that were only forecast when the derivative hedge was effected) materialize, resulting in income or expense, then the associated gain or loss on the hedging derivative is simultaneously transferred from shareholders’ equity to corresponding income or expense line item.

If a cash flow hedge for a forecast transaction is deemed to be no longer effective, or the hedge relationship is terminated, the cumulative gain or loss on the hedging derivative previously reported in shareholders’ equity remains in shareholders’ equity until the committed or forecast transaction occurs, at which point it is transferred from shareholders’ equity to trading income.

Certain derivative instruments transacted as effective economic hedges under the Bank’s risk management positions, do not qualify for hedge accounting under the specific rules of IAS 39 and are therefore treated in the same way as derivative instruments held for trading purposes, i.e. fair value gains and losses are recognised in trading income.

The foreign currency risk of a highly probable forecast intragroup transaction is qualified as a hedged item in the financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect profit or loss.

Notwithstanding the above, transactions entered into before the date of transition to IFRS, shall not be retrospectively designated as hedges.

2.6 Offsetting

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to realize the asset and settle the liability simultaneously or on a net basis.

2.7 Interest income and expense

Interest income and expense are recognised in the income statement for all interest bearing instruments on a time proportion basis, taking account of the principal outstanding and using the effective interest rate method based on the actual purchase price. Interest income includes coupons earned on fixed income investment and trading securities and accrued discount and premium on treasury bills and other discounted instruments.

The recognition of income on commercial and mortgage loans ceases when the recovery of principal and/or interest becomes doubtful of collection, such as when overdue by a maximum of 180 days, or when the borrower or securities’ issuer defaults, if earlier than 180 days. Credit card loans, other non-secured personal credit lines and certain consumer finance loans are placed on non-accrual basis no later than the date upon which they become 90 days delinquent. In all cases, loans must be placed on non-accrual at an earlier date, if collection of principal and/or interest is considered doubtful. All interest accrued but not collected for loans that are placed on non-accrual or written off is excluded from interest income until received.

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2.8 Fee and commission income

Fees and commissions are generally recognised on an accrual basis over the period the service is provided. Commissions and fees arising from negotiating, or participating in the negotiation of a transaction for a third party, such as acquisition of loans, equity shares or other securities or the purchase or sale of businesses, are recognised upon completion of the underlying transaction.

2.9 Financial assets& Liabilities at fair value through profit and loss

All financial assets, acquired principally for the purpose of selling in the short term or if so designated by the management, are classified under this category which has the following two sub-categories:

a. Trading securities

Trading securities are securities, which are either acquired for generating a profit from short-term fluctuations in price or dealer’s margin, or are securities included in a portfolio in which a pattern of short-term profit making exists.

Trading securities are initially recognised at cost and subsequently re-measured at fair value. The determination of fair values of trading securities is based on quoted market prices, dealer price quotation and pricing models, as appropriate. Gains and losses realised on disposal or redemption and unrealised gains and losses from changes in the fair value of trading securities are included in net trading income. Interest earned whilst holding trading securities is reported as interest income. Dividends received are separately reported and included in dividend income. Trading securities may also include securities sold under sale and repurchase agreements.

All purchases and sales of trading securities that require delivery within the time frame established by regulation or market convention (“regular way” purchases and sales) are recognised at trade date, which is the date that the Bank commits to purchase or sell the asset. Otherwise such transactions are treated as derivatives until settlement occurs.

Trading securities held are not reclassified out of the respective category. Respectively, investment securities are not reclassified into the trading securities category while they are held.

b. At fair value through profit or loss

Upon initial recognition the Bank may designate any financial asset as at fair value through profit or loss except for investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, when either:

(i) It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognising the gains and losses on them on different bases; or

(ii) A group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to key management personnel, for example the board of directors and chief executive officer.

Interest income on financials assets at fair value through profit and loss is reported as interest income.

c. Financial liabilities at fair value through profit or loss

Financial liabilities designated at fair value through profit and loss are initially recognised on the trade date at which the Bank becomes a party to the contractual provisions of the instrument. Subsequent to initial recognition, financial liabilities at fair value through profit and loss are re-measured at fair value with unrealised gains and losses reported in net trading income. Interest expense on financials liabilities at fair value through profit and loss is reported as interest expense.

2.10 Sale and repurchase agreements

Securities sold subject to a linked repurchase agreement (‘Repos’) are retained in the financial statements as trading or investment securities and the counterparty liability is included in amounts due to banks, due to customers or other deposits, as appropriate. Securities purchased under agreement to resell (‘Reversed Repos’) are recorded as due from other banks or loans and advances to customers, as appropriate. The difference between sale and repurchase price is treated as interest and accrued over the life of Repos (or Reverse Repos) agreement using the effective interest rate method.

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2.11 Securities borrowing and lending

Securities borrowed and securities lent are recorded at the amount of cash collateral advanced or received, plus accrued interest. Securities borrowed and securities received as collateral under securities lending transactions are not recognised in the financial statements unless control of the contractual rights that comprise these securities transferred is gained or sold to third parties, in which case the purchase and sale are recorded with the gain or loss included in trading income. The obligation to return them is recorded at fair value as a trading liability.

Respectively, securities lent and securities provided as collateral under securities borrowing transactions are not derecognised from the financial statements unless control of the contractual rights that comprise these securities transferred is relinquished.

The Bank monitors the market value of the securities borrowed and lent on a regular basis and provides or requests additional collateral in accordance with the underlying agreements. Fees and interest received or paid are recorded as interest income or interest expense, on an accrual basis.

2.12 Investment Securities

Investment securities are classified as either available for sale or held to maturity investment securities based on management intention on purchase date. Investment securities are recognised at trade date, which is the date that the Bank commits to purchase or sell the asset. All other purchases and sales, which do not fall within market convention are recognised as derivative forward transactions until settlement.

Available for sale investment securities are initially recorded at cost (including transaction costs) and subsequently re-measured at fair value based on quoted bid prices in active markets, dealer price quotations or discounted expected cash flows. Fair values for unquoted equity investments are determined by applying recognised valuation techniques such as price/earnings or price/cash flow ratios, refined to reflect the specific circumstances of the issuer. Unrealised gains and losses arising from changes in the fair value of available for sale investment securities are reported in shareholders’ equity, net of taxes (where applicable), until such investment is sold, collected or otherwise disposed of, or until such investment is determined to be impaired.

Available for sale investment securities may be sold in response to needs for liquidity or changes in interest rates, foreign exchange rates or equity prices. When an available for sale investment security is disposed of or impaired, the accumulated unrealised gain or loss included in shareholders’ equity is transferred to the income statement for the period and reported as gains / losses from investment securities. Gains and losses on disposal are determined using the moving average cost method.

Held to maturity investment securities consist of securities with fixed or determinable payments, which the management has the positive intend and ability to hold to maturity. Held to maturity investment securities are carried at amortised cost using the effective interest rate method, less any provision for impairment. Amortised cost is calculated by taking into account any fees, points paid or received, transaction costs and any discount or premium on acquisition.

An investment security is considered impaired if its carrying amount exceeds its recoverable amount and there is objective evidence that the decline in price has reached a level that recovery of the cost value cannot be reasonably expected within the foreseeable future. The amount of the impairment loss for financial assets carried at amortised cost is calculated as the difference between the asset’s carrying amount and the present value of expected future cash flows discounted at the financial instrument’s original effective interest rate. For quoted financial assets re-measured to fair value the recoverable amount is the present value of expected future cash flows discounted at the current market rate of interest for a similar financial asset whereas for unquoted financial assets the recoverable amount is determined by applying recognised valuation techniques.

Interest earned whilst holding investment securities is reported as interest income. Dividends receivable are included separately in dividend income, when a dividend is declared.

2.13 Loans and receivables

Loans originated by the Bank include loans where money is provided directly to the borrower, other than those that are originated with the intent to be sold (if any), in which case they are recorded as assets at fair value through profit and loss, available for sale investment securities or as held to maturity, as appropriate.

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Loans originated by the Bank are recognised when cash is advanced to borrowers. They are initially recorded at cost including any transaction costs, and are subsequently valued at amortised cost using the effective interest rate method.

Interest on loans originated by the Bank is included in interest income and is recognised on an accrual basis. Fees and direct costs relating to a loan origination, financing or restructuring and to loan commitments are treated as part of the cost of the transaction and are deferred and amortised to interest income over the life of the loan using the effective interest rate method.

2.14 Impairment losses on loans and advances

A credit risk provision for loan impairment is established if there is objective evidence that the Bank will be unable to collect all amounts due on a claim according to the original contractual terms. A “claim” means a loan, a commitment such as a letter of credit, guarantee or commitment to extent credit.

A provision for loan impairment is reported as a reduction of the carrying amount of a claim on the balance sheet, whereas for an off-balance sheet item such as a commitment, a provision for impairment loss is reported in other liabilities. Additions to provisions for loans impairment are made through charges to impairment losses on loans & advances.

The Bank assesses whether objective evidence of impairment exists for loans that are considered individually significant, i.e. all loans above €1 million, and collectively for loans that are not considered individually significant. A loan is subject to impairment test when interest and/or capital is in arrears for a period over 90 days and/or such qualitative indications exist, at the assessment date, which demonstrate that the borrower will not be able to meet his obligations. Usually such indications include but are not restricted to significant financial difficulty, deterioration of credit rating, probability of bankruptcy or other financial reorganization procedures.

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the loans’ carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at a) the loan’s original effective interest rate, if the loan bears a fixed interest rate, or b) current effective interest rate, if the loan bears a variable interest rate.

The calculation of the present value of the estimated future cash flows of a collateralised loan reflects the cash flows that may result from obtaining and selling the collateral, whether or not foreclosure is probable.

For the purposes of a collective evaluation of impairment, loans are grouped on the basis of similar credit risk characteristics. Loans to corporates are grouped based on days in arrears, product type, economic sector, size of business, collateral type and other relevant credit risk characteristics. Mortgages and retail loans are also grouped based on days in arrears or product type. Those characteristics are relevant to the estimation of future cash flows for pools of loans by being indicative of the debtors’ ability to pay all amounts due and together with historical loss experience for loans with credit risk characteristics similar to those in the pool form the foundation of the loan loss allowance computation. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects and conditions in the historical period that do not exist currently.

All impaired loans are reviewed and analysed at least annually and any subsequent changes to the amounts and timing of the expected future cash flows compared with the prior estimates result in a change in the provision for loans impairment and are charged or credited to impairment losses on loans and advances. The methodology and assumptions used in estimating future cash flows are reviewed regularly by the Bank to reduce any differences between loss estimates and actual loss experience.

Subject to compliance with tax laws in each jurisdiction, a loan, which is deemed to be uncollectible or forgiven, is written off against the related provision for loans impairment. Subsequent recoveries are credited to impairment losses on loans and advances in the income statement. In the case of loans to borrowers in countries where there is an increased risk of difficulties in servicing external debt, an assessment of the political and economic situation is made, and additional country risk provisions are established if necessary.

2.15 Property and equipment

Property and equipment include land and buildings, leasehold improvements and transportation and other equipment, held by the Bank for use in the supply of services or for administrative purposes. Property and equipment are initially recorded at cost, which includes all costs that are required to bring an asset into working condition.

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Subsequent to initial recognition, property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Costs incurred subsequent to the acquisition of an asset, which is classified as property and equipment are capitalised, only when it is probable that they will result in future economic benefits to the Bank beyond those originally anticipated for the asset, otherwise they are expensed as incurred.

Depreciation of an item of property and equipment begins when it is available for use and ceases only when the asset is derecognised. Therefore, the depreciation of an item of property and equipment that is retired from active use does not cease unless it is fully depreciated. Property and equipment are depreciated on a straight-line basis over their estimated useful lives as follows:

Land	No depreciation
Buildings used in operation	Not exceeding 50 years
Buildings (other than those used in operation)	Not exceeding 50 years
Leasehold improvements	Residual lease term, not exceeding 10 years
Furniture and related equipment	Not exceeding 12 years
Motor vehicles	Not exceeding 10 years
Hardware and other equipment	Not exceeding 5 years

The Bank periodically reviews land and buildings for impairment. Where the carrying amount on an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. Gains and losses on disposal of property and equipment are determined by reference to their carrying amount and are taken into account in determining operating profit.

Foreclosed assets, which consist of properties acquired through foreclosure in full or partial satisfaction of a related loan, are initially measured at cost, which includes transaction costs, and reported under other assets. After initial recognition foreclosed assets are re-measured at the lower of their carrying amount and fair value less estimated costs to sell. Any gains or losses on liquidation of foreclosed assets are included in other operating income.

2.16 Investment property

Investment property includes land and buildings, owned by the Bank (or held through a leasing agreement, either finance or operating) with the intention of earning rentals or for capital appreciation or both, and is initially recorded at cost, which includes transaction costs. A property interest that is held by the Bank under an operating lease is classified and accounted for as investment property when a) the property would otherwise meet the definition of an investment property or b) the operating lease is accounted for as if it were a finance lease.

Subsequent to initial recognition, investment property is stated at cost less accumulated depreciation and any accumulated impairment losses.

Investment property is depreciated on a straight-line basis over its estimated useful life, which approximates the useful life of similar assets included in property and equipment. Investment property is periodically reviewed for impairment.

2.17 Intangible assets

Intangible assets include goodwill, computer software and other intangible assets that comprise of separately identifiable intangible items arising from acquisitions.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Bank’s share of the net assets of the acquired entity at the date of acquisition. Subsequent to initial recognition, goodwill is stated at cost less accumulated impairment losses. Management tests goodwill for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired.

Any excess, as at the date of the exchange transaction, of the acquirer’s interest in the fair values of the identifiable assets and liabilities acquired over the cost of the acquisition, should be recognised as negative goodwill. Once it has been established that negative goodwill exists, the Bank a) reassess the identification and measurement of the acquiree’s identifiable assets, liabilities and contingent liabilities and the measurement of the cost of the combination and b) recognizes immediately in the income statement any profit or loss remaining after the reassessment.

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Computer software includes costs that are directly associated with identifiable and unique software products controlled by the Bank that are anticipated to generate future economic benefits exceeding costs beyond one year. Expenditure, which enhances or extends the performance of computer software programs beyond their original specifications is recognised as a capital improvement and added to the original cost of the software. Computer software development costs recognised as assets, are amortised using the straight-line method over their useful lives, not exceeding a period of 10 years.

Expenditure on starting up an operation or branch, training personnel, advertising and promotion and relocating or reorganizing part or the entire Bank is recognised as an expense when it is incurred.

At each balance sheet date, management reviews intangible assets and assesses whether there is any indication of impairment. If such indications exist an analysis is performed to assess whether the carrying amount of intangible assets is fully recoverable. A write-down is made if the carrying amount exceeds the recoverable amount.

2.18 Leases

a. The Bank is the lessee

Leases where the Bank has substantially all the risks and rewards of ownership of the asset are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The outstanding rental obligations, net of finance charges, are included in other liabilities. The interest element of the finance cost is charged to the income statement over the lease period. All assets acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

Leases where a significant portion of the risks and rewards of ownership of the asset are retained by the lessor, are classified as operating leases. The total payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement. It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset.

b. The Bank is the lessor

Finance leases: When assets are leased out under a finance lease, the present value of the minimum lease payments is recognised as a receivable. Lease income is recognised over the term of the lease using the net investment method (before tax), which reflects a constant periodic rate of return. Finance lease receivables are included in loans and advances to customers.

Operating leases: Assets leased out under operating leases are included in the balance sheet based on the nature of the asset. They are depreciated over their useful lives on a basis consistent with similar owned property. Rental income (net of any incentives given to lessees) is recognised on a straight-line basis over the lease term.

2.19 Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents include cash on hand, unrestricted balances held with central banks, amounts due from other banks and highly liquid financial assets with original maturities of less than three months from the date of acquisition such as treasury bills and other eligible bills, investment and trading securities which are subject to insignificant risk of changes to fair value and are used by the Bank in the management of its short-term commitments.

2.20 Provisions

Provisions are recognised when the Bank has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

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2.21 Employee benefits

Bank operates various retirement benefit plans in accordance with conditions and practices in Greece. Such plans are classified as pension plan or other post-retirement benefit plans and are charged or credited to the income statement over the service lives of the related employees.

2.21.1 Pension plans

a. Defined benefit plans

A defined benefit plan is a pension plan that defines an amount of pension benefit to be provided, usually as a function of one or more factors such as age, years of service or compensation. For defined benefit plans, the pension liability is the present value of the defined benefit obligation at the balance sheet date minus the fair value of the plan assets, including any adjustments for unrecognised actuarial gains/losses and past service costs. The Bank follows the “corridor” approach of IAS 19 “Employee Benefits” according to which a certain amount of actuarial gains and losses remains unrecognised and is amortised over the average remaining service lives of the employees participating in the plan.

The defined benefit obligation is calculated by independent actuaries on an annual basis using the projected unit credit method. The present value of the defined obligation is determined by the estimated future cash outflows using interest rates of government securities, which have terms to maturity approximating the terms of the related liability. Pension costs are charged or credited to the income statement over the service lives of the related employees.

b. Defined contribution plans

A defined contribution plan is a pension plan under which the Bank pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees’ benefits relating to employee service in the current and prior periods. Bank contributions to defined contribution plans are charged to the income statement in the year to which they relate and are included in staff costs.

2.21.2 Other post-retirement benefit plans

Bank employees participate in plans, which provide for various health benefits including post-retirement healthcare benefits. Such plans are all defined contribution and Group contributions are charged to the income statement in the year to which they relate and are included in staff costs.

2.21.3 Share based payment transactions

The Bank has a Group-wide stock option plan for the executive members of the Board of Directors, management and staff of the Group.  The fair value of the employee services received in exchange for the grant of the options is recognised as an expense.   The total amount to be expensed over the vesting period is determined by reference to the fair value of the share options granted.  Fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the expected volatility of the underlying stock and the expected dividends on it, and the risk-free interest rate over the expected life of the option.

When the options are exercised and new shares are issued, the proceeds received net of any transaction costs are credited to share capital (par value) and the surplus to share premium.

2.22 Income taxes

Income tax payable on profits, based on the applicable tax laws in each jurisdiction, is recognised as an expense in the period in which profits arise.

Deferred income tax is fully provided, using the liability method, on all temporary differences arising between the carrying amounts of assets and liabilities in the balance sheet and their amounts as measured for tax purposes.

The principal temporary differences arise from provisions for pensions and revaluation of certain assets. Deferred tax assets relating to the unused tax losses carried forward are recognised to the extent that it is probable that sufficient taxable profits will be available against which these losses can be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on laws that have been enacted at the balance sheet date.

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Deferred tax, related to fair value changes of available for sale investment securities and cash flow hedges, which are charged or credited directly to shareholders’ equity, is also credited or charged directly to shareholders’ equity where applicable and is subsequently recognised in the income statement together with the deferred gain or loss.

2.23 Borrowings

Borrowings are initially recognised at cost, which is the fair value of the consideration received (issue proceeds), net of transaction costs incurred. Subsequent measurement is at amortised cost and any difference between net proceeds and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest rate method.

2.24 Share capital and treasury shares

Share issue costs: Incremental external costs directly attributable to the issue of new shares, other than on a business combination, are deducted from equity net of any related income tax benefit.

Dividends on ordinary shares: Dividends on ordinary shares are recognised as a liability in the period in which they are approved by the Annual General Meeting of the Shareholders of the Bank and its subsidiaries.

Treasury shares: NBG shares held by the Bank are classified as treasury shares and the consideration paid including any attributable incremental external costs, net of income taxes, is deducted from total shareholders’ equity until they are cancelled, reissued or resold. Treasury shares do not reduce the number of shares issued but affect the number of outstanding shares used in the calculation of earnings per share. Treasury shares held by the Bank are not eligible to receive cash dividends. Any difference between acquisition cost and ultimate proceeds from subsequent resale (or reissue) of treasury shares is included in shareholders’ equity and is therefore not to be considered a gain or loss to be included in the income statement.

2.25 Segment reporting

The Bank is organised on a worldwide basis into five business segments and provides products or services that are subject to risks and returns that are different from those of other business segments. This organizational structure is the basis upon which the Bank reports its primary segment information.

2.26 Assets and liabilities held for sale

Assets (or disposal groups) are classified as held for sale if their carrying amount is recovered principally through a sale transaction rather than through continuing use. Immediately before classification as held for sale, the measurement of the assets (and all assets and liabilities in a disposal group) is effected in accordance with the applicable IFRS’s. Upon initial classification as assets held for sale, they are measured at their lower of carrying amount and fair value less costs to sell and are classified separately from other assets in the balance sheet. Offsetting of assets and liabilities is not permitted.

Impairment losses on initial classification as held for sale are included in profit or loss, even when there is a revaluation.  The same applies to gains and losses on subsequent remeasurement.

2.27 Related party transactions

Related parties include entities, which the Bank has the ability to exercise significant influence in making financial and operating decisions. Related parties include, directors, their close relatives, companies owned or controlled by them and companies over which they can influence the financial and operating policies.  All banking transactions entered into with related parties are made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with unrelated parties and do not involve more than a normal amount of risk.

2.28 Fiduciary and trust activities

The Bank provides fiduciary and trust services to individuals and other institutions, whereby it holds and manages assets or invests funds received in various financial instruments at the direction of the customer. The Bank receives fee income for providing these services. Trust assets are not assets of the Bank and are not recognised in the financial statements. The Bank is not exposed to any credit risk relating to such placements, as it does not guarantee these investments.

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2.29 Earnings per share

A basic earnings per share (EPS) ratio is calculated by dividing the net profit or loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

A diluted earnings per share ratio is computed using the same method as for basic EPS, but the determinants are adjusted to reflect the potential dilution that could occur if convertible debt securities, options, warrants or other contracts to issue ordinary shares were converted or exercised into ordinary shares.

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NOTE 3: Critical accounting policies, estimates & judgments

3.1 Critical accounting policies and estimates

The preparation of financial statements in accordance with International Financial Reporting Standards (IFRS) requires management to make a number of judgments, estimates and assumptions that affect the reported amount of assets, liabilities, income and expense in the Bank’s Financial Statements and accompanying notes. The Bank believes that the judgments, estimates and assumptions used in the preparation of the Financial Statements are appropriate given the factual circumstances as of 31 December 2006.

Various elements of the Bank’s accounting policies, by their nature, are inherently subject to estimation techniques, valuation assumptions and other subjective assessments. In particular, the Bank has identified seven accounting policies which, due to the judgments, estimates and assumptions inherent in those policies, and the sensitivity of the financial statements to those judgments, estimates and assumptions, are critical to an understanding of the financial statements.

Recognition and measurement of financial instruments at fair value

Assets and liabilities that are trading instruments are recorded at fair value on the balance sheet date, with changes in fair value reflected in net trading income. For exchange traded financial instruments, fair value is based on quoted market prices for the specific instrument. Where no active market exists, or where quoted prices are not otherwise available, The Bank determines fair value using a variety of valuation techniques. These include present value methods, models based on observable input parameters, and models where some of the input parameters are unobservable.

Valuation models are used primarily to value derivatives transacted in the over-the-counter market. All valuation models are validated before they are used as a basis for financial reporting, and periodically reviewed thereafter, by qualified personnel independent of the area that created the model.  Wherever possible, The Bank compares valuations derived from models with quoted prices of similar financial instruments, and with actual values when realised, in order to further validate and calibrate our models.  A variety of factors are incorporated into our models, including actual or estimated market prices and rates, such as time value and volatility, and market depth and liquidity.

The Bank applies its models consistently from one period to the next, ensuring comparability and continuity of valuations over time, but estimating fair value inherently involves a significant degree of judgment. Management therefore establishes valuation adjustments to cover the risks associated with the estimation of unobservable input parameters and the assumptions within the models themselves.

Although a significant degree of judgment is, in some cases, required in establishing fair values, management believes the fair values recorded in the balance sheet and the changes in fair values recorded in the income statement are prudent and reflective of the underlying economics, based on the controls and procedural safeguards that Bank employs.

Fair value option

The Bank adopted revised IAS 32 and revised IAS 39 at 1 January 2005. The Bank has applied the exception provided in IFRS 1 not to restate the comparative prior year.  Revised IAS 39 permits an entity to designate any financial asset or financial liability as held at fair value and to recognize fair value changes in profit and loss. The Bank applies the fair value option primarily to debt instruments in order to present more relevant information by eliminating or significantly reducing measurement inconsistency (an “accounting mismatch”) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on a different basis.

Recognition of deferred Day 1 Profit and Loss

The Bank has entered into transactions, some of which will mature after more than ten years, where determines fair value using valuation models for which not all inputs are market observable prices or rates. The Bank initially recognizes a financial instrument at the transaction price, which is the best indicator of fair value, although the value obtained from the relevant valuation model may differ. Such a difference between the transaction price and the model value is commonly referred to as “Day 1 profit and loss”. In accordance with applicable accounting literature, the Bank does not recognize that initial difference, usually a gain, immediately in profit and loss. While applicable accounting literature prohibits immediate recognition of Day 1 profit and

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loss, it does not address when it is appropriate to recognize Day 1 profit in the income statement. It also does not address subsequent measurement of these instruments.

Bank’s decisions regarding recognizing deferred Day 1 profit and loss are based on the principle of prudence and are made after careful consideration of facts and circumstances to ensure The Bank does not prematurely release a portion of the deferred profit to income. For each transaction, the Bank determines individually the appropriate method of recognizing the Day 1 profit and loss amount in the income statement. Deferred Day 1 profit and loss is amortised over the life of the transaction, deferred until fair value can be determined using market observable inputs, or realised through settlement.  In all instances, any unrecognised Day 1 profit and loss is immediately released to income if fair value of the financial instrument in question can be determined either by using market observable model inputs or by reference to a quoted price for the same product in an active market.

After entering into a transaction, The Bank measure the financial instrument at fair value, adjusted for the deferred Day 1 profit and loss. Subsequent changes in fair value are recognised immediately in the income statement without reversal of deferred Day 1 profits and losses.

Investments in subsidiaries and associates

The Bank regularly reviews its investments in subsidiaries and associates for possible impairment indications. If the impairment indicators are identified, the Bank makes an assessment about whether the carrying amount of such assets remains fully recoverable. When making this assessment the Bank compares the carrying value to market value, if available, or a fair value determined by a qualified evaluator or pricing model. Determination of a fair value by a qualified evaluator or pricing model requires management to make assumptions and use estimates.

The Bank believes that the assumptions and estimates used are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. However, different ones could be used which would lead to different results.

Allowance for loan losses

The amount of the allowance set aside for loan losses is based upon management’s ongoing assessments of the probable estimated losses inherent in the loan portfolio. Assessments are conducted by members of management responsible for various types of loans employing a methodology and guidelines, which are continually monitored and improved. This methodology has two primary components: specific allowances and collective allowances.  The Bank assesses whether objective evidence of impairment exists for loans that are considered individually significant, i.e. all loans above €1 million, and collectively for loans that are not considered individually significant.

A loan is subject to impairment test when interest and/or capital is in arrears for a period over 90 days and/or such qualitative indications exist, at the assessment date, which demonstrate that the borrower will not be able to meet his obligations. Usually such indications include but are not restricted to significant financial difficulty, deterioration of credit rating, probability of bankruptcy or other financial reorganization procedures.

The specific counterparty component applies to claims evaluated individually for impairment and is based upon management’s best estimate of the present value of the cash flows which are expected to be received. In estimating these cash flows, management makes judgments about counterparty’s financial situation and the net realizable value of any underlying collateral or guarantees in our favour. Each impaired asset is assessed on its merits, and the workout strategy and estimate of cash flows considered recoverable are independently reviewed. In assessing the need for collective loan loss allowances, management considers factors such as credit quality, portfolio size, concentrations, and economic factors. In order to estimate the required allowance, we make assumptions both to define the way we model inherent losses and to determine the required input parameters, based on historical experience and current economic conditions.

The accuracy of the allowances and provisions we make depends on how well we estimate future cash flows for specific counterparty allowances and provisions and the model assumptions and parameters used in determining collective allowances. While this necessarily involves judgment, we believe that our allowances and provisions are reasonable and supportable.

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Net periodic benefit cost

The net periodic benefit cost is actuarially determined using assumed discount rates, assumed rates of compensation increase and the expected return on plan assets. These assumptions are ultimately determined by reviewing the Bank’s salary increases each year. The expected long-term return on plan assets represents management’s expectation of the average rate of earnings on the funds invested to provide for the benefits included in the projected benefit obligation. To determine the expected long-term rate of return assumption the Bank and its advisors make forward-looking assumptions in the context of historical returns and volatilities for each asset class as well as correlations among asset classes. The expected long-term rate of return assumption is annually adjusted based on revised expectations of future investment performance of the overall capital markets, as well as changes to local regulations affecting investment strategy.

Useful lives of depreciable assets

The Bank’s management determines the estimated useful lives and related depreciation charges for its property and other equipment.  The Bank’s estimate is based on the projected operating life cycle of its buildings and the other depreciable assets such as furniture and other equipment, motor vehicles, hardware and other equipment. Such estimates are not expected to change significantly, however, management modifies depreciation charge rates wherever useful lives turn out to be different than previously estimated and it writes down or writes off technically obsolete assets.

Stock options granted to employees

The Bank grants options over shares in NBG to its employees under a stock option program. Employee services received, which are charged to the P&L, and the corresponding increase in equity, are measured by reference to the fair value of the equity instruments as at the date of grant, excluding the impact of non-market vesting conditions. Fair value of stock options is estimated by using the Black Scholes model on the date of grant based on the assumptions described in note 11, which include among others the exercise price, the dividend yield, the risk free interest rate and share price volatility

3.2 Critical accounting judgments

Held to maturity investments

The Bank follows the IAS 39 guidance of on classifying non-derivative financial assets with fixed or determinable payments and fixed maturity as held-to-maturity.  This classification is based on the Bank’s evaluation of its intention and ability to hold such investment to maturity.

Impairment of available-for-sale financial assets

The Bank follows the guidance of IAS 39 on determining when an investment is other than temporarily impaired.  This determination requires judgment and the Bank evaluates the duration and extent to which the fair value of an investment is less than its cost; and the financial health of and near-term business outlook for the investee, including factors such as industry and sector performance, changes in technology and operational and financing cash flow.

Income taxes

The Bank is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Bank recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Put options on minority interests

Put options as part of a business combination under IAS 32 “Financial Instruments: Disclosure and Presentation” are accounted for as a liability. The liability is recognised as if the puttable instrument has already been exercised, and subsequently is measured at fair value, using different valuation techniques based on best estimates available to the management. The difference (if any), between the fair value of the liability and the legal minority interest’s share of net assets is recognised as part of the cost of investment. Subsequent changes to the valuation of the put option will be recorded as changes to the liability and to the cost of investment, without any direct impact on the income statement.  Since there is no clear guidance in IFRS 3 on Business combinations and IAS 32 on Financial Instruments on how such options must be accounted for and no specific IFRIC guidance has yet issued, the Bank applies the provisions of IAS 32.23 while waiting for an interpretation from IASB and IFRIC.

24

NOTE 4: Financial risk management

4.1 Credit risk

The credit risk process for the Bank is managed by the Bank’s Risk Management Division, which works closely with centralised underwriting units responsible for particular type of loans. Under the Bank’s facility risk rating system, corporate exposures are grouped into eight risk classes. Low risk borrowers are often offered more favourable terms, while loans to high-risk borrowers generally require third party guarantees and additional collateral. The Bank also uses a number of obligor rating systems, assigning a borrower rating to each counterparty, whether large, medium corporate or small business. This rating is based primarily upon quantitative criteria (mostly liquidity, profitability, capital structure and debt service ratios) as well as qualitative factors such as management quality, reputation with customers and employees and company standing.  In addition, all Bank’s rating systems consider the borrower’s industry risk and its relative position within its peer group.  As the Banks prepares for compliance with Basel II IRB methods, corporate borrower ratings are mapped to probabilities of default and will take precedence over the existing eight-grade facility rating, to be replaced in the near future by specific expected loss estimates per obligor.

The Bank’s credit exposure to each borrower is subject to a detailed risk review at least annually, or semi-annually in case of high-risk borrowers, with all outstanding facilities being reviewed. Interim reviews are also undertaken throughout the year and on an ongoing basis, either following a late payment, or if there are issues which may affect the borrower’s course of business, or changes relevant to the borrower’s creditworthiness. In case of term loans, exposures to borrowers engaged in start-up projects and those posing special risks as a result of company or industry difficulties or otherwise, are generally subject to more frequent reviews. These reviews are undertaken by the loan officers responsible for the customer and are monitored by the Group’s Risk Management Division. Credit reviews include consideration of the customer’s historical and projected business performance, balance sheet strength and cash flow generation capability, as well as relevant industry trends. These matters are considered in relation to the size, structure and maturity of the Bank’s exposure to its client, in conjunction with the nature of any security held. When the Bank determines, as a result of this process, that a borrower poses a risk, it takes appropriate action to limit its exposure as well as to downgrade all outstanding facilities of the borrower. For example, the Bank may increase its collateral level, reset the interest rate at a higher level or decrease its facility line. In addition, credit officers responsible for the customer will intensify the monitoring of its other exposures. When the review process results in the migration of the facility into a higher risk class, either the outstanding facility is restructured or future lending and renewals of existing lines are rejected. With respect to the facility risk rating categorization, a coefficient Expected Loss analysis is applied to all commercial and corporate loans and its results are taken into consideration during the formulation of the Bank’s provisioning policy.

Since the beginning of the year, the Bank has implemented and currently enforces both Obligor limits and Sector limits. These are based on relative risk analyses of the existing commercial portfolio and are reviewed annually. Trends in the loan portfolio, including business development, asset quality and provisions for bad and doubtful debts, are reported regularly to the Board of Directors. The Bank also maintains an internal watch list of commercial loans, whose principal and interest payments are in arrears for up to three months, and have not yet been classified as non-performing loans. Credit officers responsible for customers on this watch list must take action in order to prevent the relevant loans from becoming non-performing and must report monthly on their progress.

With respect to mortgage loans, the underwriting process is centralised under the Mortgage Credit Division. All mortgage applications are rated using a bespoke application scorecard. Centralised underwriting ensures segregation of duties and uniform enforcement of underwriting standards. Loan security is typically in the form of a Mortgage Pre-notation on a property for 120% of the loan amount. Maximum loan amount usually does not exceed the 75% of the market value, but this may infrequently evolve up to 100% according to various factors and specific circumstances, which deal with the applicant’s credit profile, type of ownership, location of the asset, type of the financed property etc.

For Personal Loans and Credit cards, the credit approval process is carried out through the use of bespoke credit scorecards. The Group Risk Management Division carries out among other reports, vintage analyses by period of disbursement, issuing channel, and product type for various delinquency definitions, thus continuously ensuring strict monitoring of the scorecards’ efficiency and separation power. Exposures are pooled by application score and delinquency bucket to produce estimates of default probabilities.

25

The credit granting processes and procedures are centralised. The rational behind this organizational structure is three-fold:

•                  To ensure correct application of credit policy

•                  To effectively channel the applications through the business pipeline, thus speeding up the decision making process, while ensuring accuracy and consistency

•                  To effectively monitor the client information input process

Finally, through the development of portfolio models, Risk Management is able to calculate, evaluate and monitor expected and unexpected losses for all portfolio asset classes and segments.

The recently established Retail Banking Collection Division carries the responsibility of monitoring and collecting past due amounts of the entire retail portfolio. The Division’s objectives are mainly focused on reducing loan portfolio delinquency rates, facilitating early awareness of defaulted loans, ensuring proactive remedial management of defaulted loans and reducing costs, minimizing losses and increasing the retail business portfolio overall profitability.

Geographical concentration of the Bank’s loan portfolio and credit commitments is summarised in the following table.

Geographical concentration of loan portfolio (net) and credit commitments

	Loan portfolio				Credit commitments
	31.12.2006		31.12.2005		31.12.2006		31.12.2005

Greece	30.903.830	94,4%	25.665.317	94,4%	17.096.186	99,6%	12.953.650	98,6%
SE Europe	304.228	0,9%	266.854	1,0%	24.881	0,2%	41.472	0,3%
Rest of the World	1.547.240	4,7%	1.246.544	4,6%	37.482	0,2%	145.874	1,1%
Total	32.755.298		27.178.715		17.158.549		13.140.996

4.2 Market Risk

The Bank takes on exposure to market risk. Market risk is the risk of loss attributed to adverse changes in the market value and the liquidity level of the Bank’s portfolio due to unfavourable movements in interest rates, foreign exchange rates and equity prices / indices.

Since 2003, the Bank applies the “Value at Risk - (VaR)” model, in order to estimate the worst expected loss for 1-day holding period and a confidence interval of 99%. The Bank currently implements the VaR model taking into account the positions of both trading and available for sale (AFS) portfolios, through the most advanced software developed by the company Algorithmics. It should be noted that the Bank of Greece, as well as internal and external advisors, have certified the aforementioned methodology.

The Bank has established a framework of VaR limits in order to control and manage more efficiently the risks to which it is exposed. These limits have been determined upon the worldwide best practices; they refer not only to specific types of market risk - such as interest rate risk, foreign exchange risk and equity risk - but also to the overall market risk of the Bank’ s trading and available for sale portfolios. In 2006, the Total VaR estimate (with 1-day holding period and 99% confidence interval) of the Bank’s portfolio varied from €1.5 million to €10.6 million, with an average estimate of €5 million.

The Bank conducts a back-testing program on the positions of the trading portfolio on a daily basis, in order to evaluate and assess the accuracy of the VaR model. Back-testing compares the one-day VaR calculated by the internal model, with the change in the value of the portfolio due to the actual movements of the relevant risk factors. During 2006, there were only 3 cases out of 251 days where the actual change in the value of the portfolio exceeded the VaR estimates. Supplementary to the VaR model, the Bank conducts stress testing on a weekly basis, on both the trading and the available for sale portfolios, based on specific scenarios. The aim of stress testing is to evaluate the gains or losses that may occur under extreme market conditions.

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4.3 Interest Rate Risk

For 2006, interest rate risk remained the most significant risk to which the Bank was exposed, due to the worldwide fluctuations of interest rates. The principal source of interest rate risk exposure arises from the Bank’s bond portfolio, which mainly consists of Greek government bonds, for which the Bank is the principal market maker, in both the primary and the secondary markets. Its relatively large inventory facilitates its market-making activity and the distribution of Greek government bonds to retail and institutional investors in Greece and abroad. The Bank enters into futures contracts on medium-and long-term German government bonds in order to provide an economic hedge of fixed interest rate exposure arising from its position in fixed-rate Greek government bonds.

As a result of this economic hedging activity, fixed rate exposure is converted into a credit-spread exposure over the yield of medium-and long-term German government bonds, which is characterised by moderate moves resulting in lower volatility. As a secondary means of hedging the trading portfolio of Greek government bonds, the Bank also uses the swap market to convert part of the fixed rate exposure to a floating rate exposure in order to reduce earnings volatility in periods of volatile interest rates.

The Bank is also active in the interbank deposit market.

Interest sensitivity of Bank’s assets and liabilities is summarised as follows:

At 31 December 2006

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
ASSETS
Cash and balances with central banks	1.280.268	9.156	—	—	—	745.040	2.034.464
Treasury bills and other eligible bills	68.502	5.386	111.444	—	—	—	185.332
Due from banks(net)	2.508.136	1.085.913	578.572	296.645	—	70.657	4.539.923
Financial assets at fair value through P&L	329.482	75.041	7.017.501	2.868.295	1.956.524	36.782	12.283.625
Loans and advances to customers (net)	19.592.852	2.617.650	6.167.364	2.683.045	1.436.025	258.362	32.755.298
Investment securities - available for sale*	53.972	95.889	475.101	612.027	423.916	4.792.473	6.453.378
- held to maturity	—	85.000	18.400	2.280	—	—	105.680
Other assets	450.735	5.389	7.768	684	—	2.483.886	2.948.462
Total assets	24.283.947	3.979.424	14.376.150	6.462.976	3.816.465	8.387.200	61.306.162

LIABILITIES
Due to banks	4.698.894	777.086	376.058	1.484	9.565	8.376	5.871.463
Due to customers	38.129.672	2.898.096	2.878.375	184.372	72.975	401.174	44.564.664
Debt securities in issue & other borrowed funds	350.000	1.116.948	486.674	—	558.452	—	2.512.074
Other liabilities	83.418	31.469	2.173	1.752	—	2.120.601	2.239.413
Total liabilities	43.261.984	4.823.599	3.743.280	187.608	640.992	2.530.151	55.187.614

Total interest sensitivity gap	(18.978.037)	(844.175)	10.632.870	6.275.368	3.175.473	5.857.049	6.118.548

*amounts include investments in subsidiaries

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At 31 December 2005

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
ASSETS
Cash and balances with central banks	1.286.430	1.384	—	—	5.474	554.935	1.848.223
Treasury bills and other eligible bills	17.400	5.278	63.400	—	—	—	86.078
Due from banks	1.325.326	987.613	1.313.508	305.142	—	211.034	4.142.623
Financial assets at fair value through P&L	363.294	315.786	6.826.281	3.878.158	1.806.220	219.924	13.409.663
Loans and advances to customers (net)	16.313.454	2.027.002	6.321.864	1.292.484	1.092.775	131.136	27.178.715
Investment securities - available for sale*	49.064	211.253	404.759	370.717	779.975	1.735.984	3.551.752
- held to maturity	8.661	—	35.120	—	—	—	43.781
Other assets	1.063.676	302	4.809	830	—	1.929.002	2.998.619
Assets held for sale	—	—	—	—	—	19.476	19.476
Total assets	20.427.305	3.548.618	14.969.741	5.847.331	3.684.444	4.801.491	53.278.930

LIABILITIES
Due to banks	3.866.717	902.086	186.106	16.386	9.243	5.882	4.986.420
Due to customers	36.423.742	1.959.507	2.177.757	192.203	1.567	305.424	41.060.200
Debt securities in issue & other borrowed funds	350.000	988.444	685.607	—	—	—	2.024.051
Other liabilities	732.787	24.747	3.171	—	30	1.475.035	2.235.770
Total liabilities	41.373.246	3.874.784	3.052.641	208.589	10.840	1.786.341	50.306.441

Total interest sensitivity gap	(20.945.941)	(326.166)	11.917.100	5.638.742	3.673.604	3.015.150	2.972.489

*amounts include investments in subsidiaries

4.4 Liquidity risk

Liquidity risk is defined as the risk of a financial institution not to be able to meet its obligations as they become due, because of lack of the required liquidity.

The Bank’s principal sources of liquidity are its deposit base and, to a lesser extent, interbank borrowings. The Bank operates a network of 567 branches in Greece, and its domestic customer deposit base accounts for 30% of the Greek deposit market (savings and sight accounts) as of 31 December 2006. This provides the Bank with sufficient euro and foreign currency liquidity to fund its operations and treasury positions. The Bank also derives liquidity from the results of its operations and disposals of securities and other assets. In recent years, the Bank has generally been in a position of excess liquidity due to its large domestic deposit base. Deposits have funded the securities portfolio, loans to customers and reserve balances held at the central bank. Although the Bank was required to deposit a high proportion of foreign currency with the central bank pursuant to reserve requirements, the Bank was able to fund foreign currency assets, including foreign currency loans to domestic customers, through its foreign currency deposit base. The Bank participates in the interbank deposit market (denominated in euro and all major currencies) and enters into foreign exchange forward transactions with maturities up to a year. The net open positions carried are small and largely offset against the deposit base in the respective currency.

Liquidity risk management seeks to ensure that, even under adverse conditions, the Bank has access to the funds necessary to cover customer needs, maturing liabilities and the capital requirements of the Bank’s operations. Liquidity risk arises in the general funding of the Bank’s financing, trading and investment activities and in the management of positions. This risk involves both the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner on reasonable terms.

The table below analyses the Bank’s assets and liabilities into relevant maturity groupings according to the remaining period at balance sheet date to the contractual maturity date.

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At 31 December 2006

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total
ASSETS
Cash and balances with central banks	2.026.833	1.531	—	—	6.100	2.034.464
Treasury bills and other eligible bills	68.501	5.386	111.445	—	—	185.332
Due from banks(net)	2.578.208	1.086.275	578.582	296.858	—	4.539.923
Financial assets at fair value through P&L	30.456	27.557	59.853	3.383.592	8.782.167	12.283.625
Derivative financial instruments	21.165	35.069	11.512	42.867	94.077	204.690
Loans and advances to customers (net)	2.439.922	2.078.184	6.447.397	9.489.321	12.300.474	32.755.298
Investment securities - available for sale*	—	82.013	96.266	630.206	5.644.893	6.453.378
- held to maturity	—	—	—	5.680	100.000	105.680
Other assets.	313.715	746.293	228.894	3.694	1.451.176	2.743.772
Total assets	7.478.800	4.062.308	7.533.949	13.852.218	28.378.887	61.306.162

LIABILITIES
Due to banks	4.559.111	776.451	416.121	110.215	9.565	5.871.463
Derivative financial instruments	92.660	10.973	5.640	33.049	202.365	344.687
Due to customers	38.606.396	2.802.623	2.866.007	219.048	70.590	44.564.664
Debt securities in issue & Other borrowed funds	—	—	750.000	—	1.762.074	2.512.074
Other liabilities	154.655	980.432	682.393	2.161	75.085	1.894.726
Total liabilities	43.412.822	4.570.479	4.720.161	364.473	2.119.679	55.187.614

Net liquidity gap	(35.934.022)	(508.171)	2.813.788	13.487.745	26.259.208	6.118.548

*amounts include investments in subsidiaries

At 31 December 2005

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total
ASSETS
Cash and balances with central banks	1.841.231	1.384	—	—	5.608	1.848.223
Treasury bills and other eligible bills	17.400	5.277	63.401	—	—	86.078
Due from banks(net)	1.529.315	986.262	1.315.285	311.761	—	4.142.623
Financial assets at fair value through P&L	202.006	74.881	623.703	4.362.047	8.147.026	13.409.663
Derivative financial instruments	49.541	6.992	31.595	39.971	155.401	283.500
Loans and advances to customers (net)	2.410.687	1.861.336	5.032.615	8.229.047	9.645.030	27.178.715
Investment securities - available for sale*	45.352	50.099	85.177	425.695	2.945.429	3.551.752
- held to maturity	—	—	20.869	10.912	12.000	43.781
Other assets	1.031.278	140.027	19.066	1.777	1.522.971	2.715.119
Assets held for sale	—	—	—	—	19.476	19.476
Total assets	7.126.810	3.126.258	7.191.711	13.381.210	22.452.941	53.278.930

LIABILITIES
Due to banks	3.750.557	881.268	273.925	71.376	9.294	4.986.420
Derivative financial instruments	29.718	9.931	31.081	52.426	180.266	303.422
Due to customers	36.778.946	1.878.649	2.174.391	226.319	1.895	41.060.200
Debt securities in issue & Other borrowed funds.	—	—	—	750.000	1.274.051	2.024.051
Other liabilities	514.282	1.181.310	145.256	2.140	89.360	1.932.348
Total liabilities	41.073.503	3.951.158	2.624.653	1.102.261	1.554.866	50.306.441

Net liquidity gap	(33.946.693)	(824.900)	4.567.058	12.278.949	20.898.075	2.972.489

*amounts include investments in subsidiaries

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4.5 Foreign exchange risk

The Bank trades in all major currencies holding mainly short-term positions, which arise from and are used for servicing its institutional, corporate, domestic and international clientele.

The Bank’s strategy is to hold minimal open foreign exchange risk but at a level sufficient to service its client base. In this context, the non-euro denominated Eurobond positions are funded by customer and interbank deposits in the respective currencies. The Bank’s structural open foreign exchange position is limited to the capital contributed to the overseas operations (branches & subsidiaries) with the associated foreign exchange risk. In addition, because non-euro denominated expenses are largely offset by non-euro denominated revenues, the foreign exchange risk associated with overseas operations is relatively low.

The Bank files standard foreign exchange position reports on a regular basis, which enables the Central Bank to monitor its foreign exchange risk. VAR limits are set according to the guidelines of the Bank’s Risk Management Council and monitored by the Internal Audit Division. The Bank’s exposure to foreign exchange risk is as follows:

At 31 December 2006

	EURO	USD	GBP	JPY	CHF	Other	Total
ASSETS
Cash and balances with central banks	2.002.244	9.909	1.335	154	549	20.273	2.034.464
Treasury bills and other eligible bills	168.652	—	—	—	—	16.680	185.332
Due from banks (net)	3.198.319	138.257	165.784	10.978	35.223	991.362	4.539.923
Financial assets at FV through P&L	12.103.771	36.445	—	138.110	—	5.299	12.283.625
Derivative financial instruments	168.939	17.680	1.828	52	288	15.903	204.690
Loans and advances to customers (net)	31.229.317	1.109.242	236.589	10.704	119.314	50.132	32.755.298
Investmentsecurities-available for sale*	5.935.560	231.197	141.335	98.156	—	47.130	6.453.378
- held to maturity	103.400	—	—	—	—	2.280	105.680
Investment property	—	—	—	—	—	186	186
Investments in associates	237.836	—	—	—	—	—	237.836
Other intangible assets	39.236	1.784	4.804	—	—	3.438	49.262
Property & equipment	1.084.384	906	2	—	—	6.639	1.091.931
Other assets	1.095.526	96.856	131.557	34.307	2.778	3.533	1.364.557
Total assets	57.367.184	1.642.276	683.234	292.461	158.152	1.162.855	61.306.162

LIABILITIES
Due to banks	5.156.055	603.886	46.078	344	7.166	57.934	5.871.463
Derivative financial instruments	268.868	33.936	4.482	35.697	1.202	502	344.687
Due to customers	39.182.100	3.424.482	433.548	428.894	30.002	1.065.638	44.564.664
Debt securities in issue & Other borrowed funds	1.640.461	130.154	558.451	183.008	—	—	2.512.074
Other liabilities	646.055	87.332	35.778	58.363	10.804	996.850	1.835.182
Retirement benefit obligations	59.544	—	—	—	—	—	59.544
Total liabilities	46.953.083	4.279.790	1.078.337	706.306	49.174	2.120.924	55.187.614

Net on balance sheet position	10.414.101	(2.637.514)	(395.103)	(413.845)	108.978	(958.069)	6.118.548

*amounts include investments in subsidiaries

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At 31 December 2005

	EURO	USD	GBP	JPY	CHF	Other	Total
ASSETS
Cash and balances with central banks	1.818.888	15.348	1.688	138	450	11.711	1.848.223
Treasury bills and other eligible bills	68.052	—	—	—	—	18.026	86.078
Due from banks (net)	3.470.728	442.162	92.572	6.158	47.060	83.943	4.142.623
Financial assets at FV through P&L	13.311.039	91.617	—	—	—	7.007	13.409.663
Derivative financial instruments	220.443	51.392	487	4.325	2.332	4.521	283.500
Loans and advances to customers (net)	25.869.232	949.236	179.499	16.532	117.200	47.016	27.178.715
Investment securities - available for sale*	2.749.141	353.370	131.553	268.580	—	49.108	3.551.752
- held to maturity	40.968	—	—	—	—	2.813	43.781
Investment property	—	165	—	—	—	251	416
Investments in associates	278.025	—	—	—	—	—	278.025
Goodwill & other intangible assets	28.907	2.246	237	—	—	2.488	33.878
Property & equipment	1.114.910	2	24.135	—	—	3.691	1.142.738
Other assets	989.124	107.055	125.333	34.511	572	3.467	1.260.062
Assets held for sale	—	—	—	—	—	19.476	19.476
Total assets..	49.959.457	2.012.593	555.504	330.244	167.614	253.518	53.278.930

LIABILITIES
Due to banks	4.546.214	304.074	70.846	130	7.050	58.106	4.986.420
Derivative financial instruments	178.082	68.628	1.777	53.299	258	1.378	303.422
Due to customers	35.487.466	3.632.987	387.927	371.264	39.163	1.141.393	41.060.200
Debt securities in issue & Other borrowed funds	1.663.154	144.914	—	215.983	—	—	2.024.051
Other liabilities	1.647.986	94.479	13.563	51.808	2.465	59.191	1.869.492
Retirement benefit obligations	62.856	—	—	—	—	—	62.856
Total liabilities	43.585.758	4.245.082	474.113	692.484	48.936	1.260.068	50.306.441

Net on balance sheet position	6.373.699	(2.232.489)	81.391	(362.240)	118.678	(1.006.550)	2.972.489

*amounts include investments in subsidiaries

31

4.6 Fair values of financial assets and liabilities

Management uses its best judgment in estimating the fair value of the Bank’s unlisted financial instruments (OTC), however, there are inherent weaknesses in any estimation technique. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Bank’s disclosures and those of other companies may not be meaningful.

	31 December 2006		31 December 2005
Financial assets	Carrying amount	Fair value	Carrying amount	Fair value
Cash and balances with central banks	2.034.464	2.034.464	1.848.223	1.848.223
Due from banks	4.539.923	4.538.031	4.142.623	4.137.762
Loans and advances to customers (net)	32.755.298	33.872.403	27.178.715	27.835.917
Investment securities – held to maturity	105.680	105.680	43.781	43.781

Financial liabilities	Carrying amount	Fair value	Carrying amount	Fair value
Due to banks	5.871.463	5.863.671	4.986.420	4.988.785
Due to customers	44.564.664	44.506.558	41.060.200	41.056.289
Other borrowed funds	2.512.074	2.535.638	2.024.051	2.024.051

32

4.7 Capital adequacy and Credit ratings

The Bank is subject to various regulatory capital requirements administered by the central bank. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios determined on a risk-weighted basis, capital (as defined) to assets, certain off-balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk, of at least 8%. At least half of the required capital must consist of “Tier I” capital (as defined), and the rest of “Tier II” capital (as defined). The framework applicable to Greek banks conforms to European Union requirements, in particular the Own Funds, the Solvency Ratio and the Capital Adequacy Directives. However, under the relevant European legislation, supervisory authorities of the member-states have some discretion in determining whether to include particular instruments as capital guidelines and to assign different weights, within a prescribed range, to various categories of assets.

Capital adequacy (amounts in € million)

	31.12.2006	31.12.2005
Capital:
Upper Tier I capital	5.618	2.560
Deductions	(49)	(34)
Tier I capital	5.569	2.526
Upper Tier II capital	1.575	1.089
Lower Tier II capital	933	966
Deductions	(6)	(6)
Total capital	8.071	4.575

Risk weighted assets:
On Balance sheet (investment book)	31.914	24.339
Off Balance sheet (investment book)	2.049	1.868
Trading portfolio	950	999
Total risk weighted assets	34.913	27.206

Ratios:
Tier I	15,9%	9,3%
Total BIS	23,1%	16,8%

As at 31 December 2006, in accordance with the rules of Bank of Greece (BoG) the capital base of the NBG Bank was €8.071 million. Therefore the capital base surplus, over the 8% of risk-weighted assets required by the BoG rules was €5.278 million.

Credit Ratings

The table below sets forth the credit ratings that have been assigned to the Bank by Moody’s Investors Service Limited (referred to below as “Moody’s”), Standard and Poor’s Rating Services (referred to below as ‘Standard and Poor’s”), Fitch Ratings Ltd. (referred to below as “Fitch”) and Capital Intelligence Ltd. (referred below as (Capital Intelligence). All credit ratings have been recently affirmed and/or upgraded.

Rating Agency

	Long term	Short term	Financial strength/ individual	Outlook
Moody’s	A2	P-1	C	Stable
Standard & Poor’s	BBB+	A-2	—	Stable
Fitch	A-	F2	B/C	Stable
Capital Intelligence	A	A1	A	Positive

33

NOTE 5: Segment reporting

The Bank manages its business through the following business segments:

Retail banking

Retail banking includes all individuals (retail banking customers) of the Bank, professionals, small-medium and small sized companies (companies with annual turnover of up to 2,5 million euros). The Bank, through its extended network of branches, offers to its retail customers a number of types of deposit and investment products as well as a wide range of traditional services and products.

Corporate & Investment banking

Corporate & Investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities. The Bank offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Global Markets and Asset management

Global Markets and Asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services and brokerage.

International

The Bank’s international banking activities include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Bank offers shipping finance, investment banking and brokerage services through certain of its foreign branches.

Other

Includes proprietary real estate management as well as unallocated income and expense of the Bank (interest expense of subordinate debt,  loans to NBG personnel etc).

34

Breakdown by business segment

€ 000s , unless otherwise stated	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	International	Other	Total

From 01.01.2006 to 31.12.2006
Net interest income	1.348.093	209.596	189.666	(42.589)	(142.876)	1.561.890
Net fee & commission income	132.629	57.232	69.653	784	(457)	259.841
Other operating income	76.856	(23.927)	125.173	41.412	69.188	288.702
Total operating income	1.557.578	242.901	384.492	(393)	(74.145)	2.110.433
Direct costs	(525.778)	(34.958)	(35.577)	(34.382)	(87.268)	(717.963)
Allocated costs & provisions	(458.249)	(63.122)	(17.241)	(8.525)	(5.265)	(552.402)
Profit before tax	573.551	144.821	331.674	(43.300)	(166.678)	840.068
Taxes	(166.330)	(41.998)	(73.565)	12.557	12.926	(256.410)
Profit for the period	407.221	102.823	258.109	(30.743)	(153.752)	583.658

Segment assets (in €million)	22.277.006	11.497.906	18.809.7477	3.990.811	4.730.692	61.306.162

Segment liabilities (in €million)	41.262.625	515.002	6.455.718	1.629.830	5.324.439	55.187.614

Other Segment items
Depreciation & amortisation expenses	(16.985)	(830)	(2.295)	(2.626)	(42.300)	(65.036)
Provision for loans impairment & advances	(209.487)	(29.455)	—	(1.798)	4.753	(235.987)

From 01.01.2005 to 31.12.2005
Net interest income	1.138.516	200.848	169.361	(1.480)	(171.471)	1.335.774
Net fee & commission income	132.193	51.844	52.083	2.299	2.554	240.973
Other operating income	53.526	(24.535)	94.208	7.213	61.827	192.239
Total operating income	1.324.235	228.157	315.652	8.032	(107.090)	1.768.986
Direct costs	(508.389)	(34.306)	(36.876)	(31.693)	(30.708)	(641.972)
Allocated costs & provisions	(402.711)	(55.989)	(19.885)	(10.413)	(15.149)	(504.147)
Profit before tax	413.135	137.862	258.891	(34.074)	(152.947)	622.867
Taxes	(132.203)	(44.116)	(54.317)	10.904	71.179	(148.553)
Profit for the period	280.932	93.746	204.574	(23.170)	(81.768)	474.314

Segment assets (in €million)	19.151.373	9.912.008	18.591.372	857.720	4.766.457	53.278.930

Segment liabilities (in €million)	37.981.296	647.737	6.383.182	1.098.433	4.195.793	50.306.441

Other Segment items
Depreciation & amortisation expenses	(20.064)	(1.037)	(3.707)	(2.999)	(44.339)	(72.146)
Provision for loans impairment & advances	(164.262)	(21.245)	—	(686)	(5.228)	(191.421)

35

NOTE 6: Net interest income

	31.12.2006	31.12.2005

Interest earned on:
Amounts due from banks	400.779	302.342
Securities	540.802	345.087
Loans and advances to customers	1.701.422	1.496.921
Other interest earning assets	10.225	9.621
Interest and similar income	2.653.228	2.153.971

Interest payable on:
Amounts due to banks	(316.635)	(240.621)
Amounts due to customers	(665.573)	(491.907)
Other borrowed funds	(94.792)	(83.242)
Other interest paying liabilities	(14.338)	(2.427)
Interest expense and similar charges	(1.091.338)	(818.197)
Net interest income	1.561.890	1.335.774

NOTE 7: Net fee and commission income

	31.12.2006	31.12.2005

Custody, brokerage & investment banking	23.450	24.473
Retail lending fees	23.934	24.430
Corporate lending fees	77.334	69.202
Banking fees & similar charges	97.511	101.504
Fund management fees	37.612	21.364
Net fee & commission income	259.841	240.973

NOTE 8: Dividend income

	31.12.2006	31.12.2005

Trading securities	1.595	5.329
Available for sale securities	3.601	3.626
NBG Group securities	19.244	28.585
Other securities	20.444	9.915
Total	44.884	47.455

NOTE 9: Net trading income

	31.12.2006	31.12.2005

Foreign exchange	22.325	10.373
Interest rate instruments	(40.164)	(49.175)
Equity securities	77.391	49.837
Total	59.552	11.035

NOTE 10: Other operating income

	31.12.2006	31.12.2005

Real estate rentals	6.335	6.443
Real estate gains	62.903	16.968
Other income	13.990	7.649
Other operating income	83.228	31.060

36

NOTE 11: Personnel expenses

	31.12.2006	31.12.2005

Wages and Salaries	437.010	415.431
Bonuses and other compensation expenses	27.564	34.916
Social security costs & defined contribution plans	192.920	186.485
Pension costs: defined benefit plans (Note 12)	1.550	5.106
Share based payment transaction	6.383	—
Other staff related benefits	64.404	15.702
Total	729.831	657.640

The average number of employees employed by the Bank during the period ended 31 December 2006 was 13.557 (2005:13.743).

Bonuses to employees are accrued for in the period the related service is provided.

Share based payments

On 22 June 2005, at a General Meeting of Shareholders, a stock options program (the Program) was approved for the executive members of the Board of Directors (BoD), management and staff of the Group. The Program shall last for five years and expires in 2010. The Bank’s BoD may decide to grant the options one-off or in parts at any time at its discretion. The maximum number of shares to issue under the Program shall be 3,5 million. The strike price shall be within the range of € 5 to 70% of the average price thereof within the time period from 1 January of the year the options are granted until the date they can be exercised.

At the repeat General Meeting of Shareholders on June 1, 2006, a new Group-wide stock option program was approved for the Bank’s executive members of the Board of Directors, managers and employees of the Bank and its affiliates. The program provided that a maximum number of 3,5 million new ordinary shares should be issued at a price floating within a range of a minimum price which is the nominal value of € 5 per share to a maximum price which is 70% of the average market price thereof within the time period from the date following the date of the General Meeting (i.e. June 1, 2006) until the date the options can be exercised for the first time.  The stock option program expires in 2011.  No options have yet been issued under this program.

On 29 November 2006, the Board of Directors approved the issue of 2.992.620 share options under the first program. The exercise price was set at €23,8 per share.  The vesting conditions are as follows:

•          15% of the options:  None, vest immediately

•          35% of the options: after 1 year

•          50% of the options: after 2 years

The vested options are exercisable between 6 and 15 December for 2006 and between 1 and 10 December for each subsequent year until 2010.  After that date the unexercised options are cancelled.  The options are forfeited if the employee leaves the Bank before the options vest.

Between 6 and 15 December 2006, 310.043 out of a maximum 448.893 vested share options were exercised.  The balance of 138.850 vested share options remains exercisable at 31 December 2006.

Details of the share options outstanding during the year are as follows:

Stock Options

2006
Number of share options

Outstanding at 1 January	—
Granted during the year	2.992.620
Exercised during the year	(310.043)
Outstanding at 31 December	2.682.577

Vested but not exercised at 31 December	138.850

37

The exercised price per option was € 23,8 and the remaining contractual life is 4 years.

The estimated fair value of the options granted is € 10,91for each option. This fair value was calculated using the Black-Scholes option-pricing model. The inputs into the model were as follows:

Option-pricing model inputs

2006

Share price(average price December 2006)	€34,62
Exercise price	€23,80
Exercise period(years)	1,96
Expected volatility	20%
Risk free rate	3,9%
Expected dividend yield	2,7%

The weighted average expected volatility was determined by calculating the historical volatility of the Bank’s share price over the last 24 months and the expected future volatility.

According to the terms of the program the vested options are recognised in the income statement whereas the outstanding options that will vest in future periods will affect income statement on a pro-rata basis.  The total expense recognised during the period amounted to € 6.383.

NOTE 12: Retirement benefit obligations

I. Defined Contribution Plans

Pension Plan

The Bank’s employees’ Pension Plan provides for defined contributions to be made by the Bank at a rate of 26,5% of the employee’s salary, for employees who joined any social security fund prior to 01.01.1993. The corresponding rate for employees insured by any social security fund after that date is 13,33%. Employee contributions are 11% of the employee’s salary, for employees insured by any social security fund prior to 01.01.1993. The corresponding rate for employees insured by any social security fund after that date is 6,67%.

Auxiliary Pension Plan

The Bank’s employees’ Auxiliary Pension Plan provides for defined contributions to be made by the Bank at a rate of 9% of the employee’s salary. Employees contribute at a rate of 3,5% of their salary. Benefits paid are determined by years of service with the Bank and the employee’s final pensionable pay.

Defined contribution health plans

Contributions by the Bank to the National Bank of Greece Health Plan (T.Y.P.E.T.) amount to 6,25% of employees’ salaries. Employees’ contributions amount to 2,5% of their salaries. Additional contributions are paid for insured members of the employees’ families and amount up to 2% for three or more protected members (spouse that does not work and children), and are increased further in the event that the insured spouse is employed or that members of the paternal family are also insured. Contributions of retired employees amount to 4% of their pensions and additional contributions equal to those paid by employees in service, are paid for other insured members of their families. T.Y.P.E.T. offers health benefits to employees before and after their retirement, and to insured members of their families.

Total benefits paid for defined contribution plans for 2006 and 2005 amount to €160 and €149,4 million

II. Plans that the Bank does not contribute to

Personnel Self-Insurance Plan

The Bank does not pay contributions to the aforementioned plan.  National Bank of Greece has granted a loan to the plan, the outstanding balance of which as at 31 December 2006 was €63,4 million (2005: €68 million) maturing in 2020, bearing interest at three-month Euribor and fully collateralised.

38

III. Defined Benefit Plans

The Bank sponsors a Youth account benefit plan under which children of current and former employee . The benefit is 25% of 1,65 of the parents’ basic monthly pay for every year of contributory service. Bank defined benefit plans also include a supplementary pension plan and termination indemnity liabilities for employees of former NBG Real Estate, witch merged with NBG during 2005.

Net periodic costs for these defined benefit plans sponsored by the Bank include the following components, which are recognised in the income statement for the periods ended:

	31.12.2006	31.12.2005

Current service cost	3.276	3.565
Interest cost on obligation	5.961	6.267
Expected return on plan assets	(6.662)	(4.726)
Amortisation of unrecognised actuarial gains	(1.025)	—
Pension costs – defined benefit plans	1.550	5.106

The cumulative funding status recognised in the balance sheet is reconciled below:

	31.12.2006	31.12.2005	31.12.2004	01.01.2004

Present value of funded obligations	157.922	141.277	98.994	92.464
Fair value of plan assets	(106.095)	(101.678)	(64.597)	(51.720)
	51.827	39.599	34.397	40.744
Present value of unfunded obligations	3.594	3.142	—	—
Unrecognised actuarial gains	4.123	20.115	6.570	—
Net Liability in balance sheet	59.544	62.856	40.967	40.744

Movement in net liability:

	2006	2005
Net liability at the beginning of the period	62.856	40.967
Merger of subsidiaries	—	21.811
Actual contributions paid by the Bank	(4.767)	(4.615)
Benefits paid directly	(95)	(413)
Total expense recognised in the income statement	1.550	5.106
Net liability in balance sheet	59.544	62.856

The contribution expected to be paid by the Bank to funded plans in 2007 is approximately €4,8 million.

Reconciliation of defined benefit obligation:

	2006	2005
Defined benefit obligation at the beginning of the period	144.419	98.994
Merger of subsidiaries	—	30.871
Current service cost.	3.276	3.565
Interest cost on obligation	5.961	6.267
Employee contributions	4.399	4.664
Benefits paid from the Fund	(12.940)	(12.446)
Benefits paid directly by the Bank/merged subsidiaries	(95)	(413)
Actuarial loss	16.496	12.917
Defined benefit obligation at end of period	161.516	144.419

Reconciliation of plan assets:

	2006	2005
Market value at the beginning of the period	101.678	64.597
Merger of subsidiaries	—	8.345
Expected return on plan assets	6.662	4.726
Company contributions	4.767	4.615
Employee contributions	4.399	4.664
Fund Benefits	(12.940)	(12.446)
Actuarial gain	1.529	27.177
Fair value of plan assets at end of period	106.095	101.678

39

The actual return on plan assets for the year ended 31 December 2006 was €8.190 (2005: €31.904).

The weighted average assumptions used to determine the net periodic pension costs are:

	2006	2005

Discount rate	4,50%	4,25%
Expected return on plan assets	8,00%	6,50%
Rate of compensation increase	4,50%	4,00%
Pension increase	2,50%	2,50%

To set the expected long-term rate of return assumptions the Bank, in consultation with its advisors, uses forward-looking assumptions in the context of historical returns and volatilities of each class as well as correlation among asset classes. The expected long-term rate of return assumption is annually adjusted based on revised expectations of future investment performance of the overall capital markets, as well as changes to local regulations affecting investment strategy.

The allocation of plan assets is as follows:

	2006	2005

Equity securities	97%	89%
Real estate	3%	3%
Cash and cash equivalents	—	8%

Equity securities include common stock of the Bank in the amount of €103,2 million, 97,3% of total plan assets (2005: €90,6 million-89,1%).

NOTE 13: General & administrative expenses & other provisions

	31.12.2006	31.12.2005

Duties and taxes	28.791	26.344
Utilities and rentals	99.933	109.322
Other administrative expenses & other provisions	92.145	76.999
Total	220.869	212.665

NOTE 14: Depreciation & amortisation expenses

	31.12.2006	31.12.2005

Investment property	14	17
Intangible assets (Note 25)	9.699	13.056
Property & equipment (Note 26)	55.323	59.073
Total	65.036	72.146

NOTE 15: Other operating expenses

	31.12.2006	31.12.2005

Loss from disposal of fixed assets	2.178	2.702
Maintenance and other related expenses	11.232	6.235
Other	5.232	3.310
Total	18.642	12.247

40

NOTE 16: Tax expense

	31.12.2006	31.12.2005

Current tax	138.576	122.317
Taxation of non taxed reserves (Law 3513/06)	100.607	—
Deferred tax(Note 27)	12.991	10.145
Other taxes	4.236	16.091
Total	256.410	148.553

Profit before tax	840.068	622.867
Tax calculated based on the current tax rate of 29% (2005: 32%)	(243.620)	(199.317)
Effect of tax rate reduction (5%) due to merger activity	42.004	31.143
Income not subject to taxation	70.225	45.424
Expenses non-deductible for tax purposes	(41.001)	(5.101)
Taxation of non-taxed reserves (Law 3513/06)	(100.607)	—
Other tax differences	16.589	(20.702)
Tax expense	(256.410)	(148.553)
Effective tax rate for the period	30,5%	23,8%

The domestic corporate tax rate for 2006 is 29% (2005: 32%). However, the Bank’s statutory tax rate is reduced by 5% for 2005 and 2006 as a result of the merger with the National Investment Company. Further more the 24% tax rate is reduced due to the ratio of the  non taxed and special taxed revenues to taxable income of the Bank.

On 22 November 2006 a new tax law (Law 3513/2006) was enacted whereby the non-taxed and the specially taxed banking reserves that have been accounted for and presented in the Financial Statements for the year-ended before 1 January 2006 and have not been distributed or capitalized up until the law was published, were subject to one-off taxation at a rate of 15% or 10% based on the tax status of the respective reserves.  The bank paid € 100,6 million tax on €672 million non-taxed and specially taxed reserves.  These reserves can be distributed or capitalized without any further tax.

NOTE 17: Earnings per share

	31.12.2006	31.12.2005

Net profit attributable to equity holders	583.658	474.314
Weighted average number of ordinary shares outstanding	418.620.222	357.066.889
Potential dilutive ordinary shares under stock options	77.942	—
Weighted average number of ordinary shares for dilutive EPS	418.698.164	357.066.889
Earnings per share basic & Diluted	€1,39	€1,33

Earnings per share - Basic & Diluted excluding one-off tax on reserves	€1,63	€1,33

The weighted average number of ordinary shares outstanding has been adjusted by 5.023.534 new shares issued in relation to the National Investment Company merger and by 2.670.367 shares issued in relation to the National Real Estate merger, from May 2005 and July 2005 respectively. In addition, the weighted average number of ordinary shares has been multiplied for all periods presented by a factor of 1,07 to incorporate to the earnings per share the discount price of the recent rights issue (see note 34: Share capital) Basic and diluted earnings per share from are €1,39 per share (2005: €1,33 whereas previously reported at €1,42). Basic and diluted earnings per share excluding one-off tax reserve are €1,63.

The potential dilutive ordinary shares result from the Bank’s share option plan. On 29 November 2006, the BoD granted 2.992.620 stock options of which 310.043 were exercised (see note 11 Personnel expenses).  The weighted average number of ordinary shares in calculating the basic earnings per share has been increased by the amount of 77.942 potential dilutive ordinary shares to arrive at the weighted average number of ordinary shares for calculating the diluted earnings per share.

NOTE 18: Cash and balances with central banks

	31.12.2006	31.12.2005

Cash in hand	586.693	514 513
Balances with central banks	1.447.771	1.333.710
Total	2.034.464	1.848.223

The Bank is required to maintain a current account with the Bank of Greece to facilitate interbank transactions with the central bank, its member banks, and other financial institutions through the Trans-European Automated Real-Time Gross Settlement Express Transfer system (TARGET).

41

The central bank is the primary regulator of depository institutions in Greece. The central bank requires all banks established in Greece to maintain deposits with the central bank equal to 2% of total customer deposits as these are defined by the European Central Bank (“ECB”). From 1 January 2001 these deposits bear interest at the refinancing rate as set by the ECB (3,5% at 31 December 2006).

NOTE 19: Due from banks(net)

	31.12.2006	31.12.2005

Sight deposits with banks	41.799	262.042
Time deposits with banks	1.996.320	1.346.163
Securities purchased under agreements to resell	2.297.367	2.352.637
Other	204.437	181.781
Total	4.539.923	4.142.623

NOTE 20: Financial assets at fair value through P & L

	31.12.2006	31.12.2005

Assets at fair value through profit and loss	5.307.945	5.104.757
Trading Securities
Government Bonds	6.570.889	7.859.537
Other public sector bonds	—	12.556
Other debt securities	369.299	216.583
Equity securities	35.492	216.230
Total	12.283.625	13.409.663

NOTE 21: Derivative financial instruments

	Contract/notional	Fair values
At 31 December 2006	Amount	Assets	Liabilities

Derivatives held for trading:
Interest rate derivatives - OTC	22.645.408	135.602	240.149
Foreign exchange derivatives- OTC	4.955.871	33.972	96.166
Other types of derivatives –OTC	167.641	4.083	889
Interest rate derivatives - Exchange traded	7.033.685	31.033	7.483
Total	34.802.605	204.690	344.687

	Contract/notional	Fair values
At 31 December 2005	Amount	Assets	Liabilities

Derivatives held for trading:
Interest rate derivatives - OTC	24.258.944	192.003	261.495
Foreign exchange derivatives-OTC	6.083.427	56.467	25.454
Other types of derivatives-OTC	233.613	2.816	4.658
Interest rate derivatives - Exchange traded	12.695.203	32.214	11.815
Total	43.271.187	283.500	303.422

42

NOTE 22: Loans & advances to customers (net)

	31.12.2006	31.12.2005

Mortgages	13.942.620	11.494.578
Consumer loans	3.314.136	2.652.424
Credit cards	1.506.360	1.468.940
Small Business lending	2.951.892	2.033.077
Retail lending	21.715.008	17.649.019
Corporate lending	11.988.023	10.450.928
Total	33.703.031	28.099.947
Less: Allowance for impairment on loans & advances to customers	(947.733)	(921.232)
Totals	32.755.298	27.178.715

Movement in allowance for impairment on loans and advances:

	2006	2005
Balance at 1 January	921.232	935.729
IAS 39 adjustments	—	17.106
Balance at 1 January as restated	921.232	952.835
Provision for loans impairment	235.987	191.421
Loans written off & recovered amounts	(205.673)	(228.411)
Foreign exchange differences	(3.813)	5.387
Balance at the end of the reporting period	947.733	921.232

NOTE 23: Investment securities

	31.12.2006	31.12.2005

Available-for-sale investment securities:
Greek Government bonds	981.682	865.364
Debt securities issued by other governments and public entities	299.549	303.588
Corporate bonds incorporated in Greece	105.737	206.914
Corporate bonds incorporated outside Greece	71.535	239.830
Debt securities issued by Greek financial institutions	3.000	43.546
Debt securities issued by foreign financial institutions	199.426	156.527
Debt securities	1.660.929	1.815.769
Equity securities (*)	514.072	92.482
Mutual funds units	262.488	246.255
Provision for impairment	(824)	(824)
Total available-for-sale investment securities	2.436.665	2.153.682

Held-to-maturity investment securities (at amortised cost):
Corporate bonds incorporated in Greece	—	20.867
NBG Group bonds	105.680	22.914
Total held-to-maturity investment securities	105.680	43.781

Total investment securities.	2.542.345	2.197.463

Net result from investment securities consists of:

Investment securities:
Net gain on disposal of investments.	138.416	102.689
Impairment charges on investments in associates	(37.378)	—
Total	101.038	102.689

(*)         amount includes amount €356.043 ,related to the 100% of Founder Shares of Finansbank.

43

The movement of investment securities may be summarised as follows:

	2006	2005
Investment securities - available for sale
Balance at 1 January	3.571.228	1.868.294
- IAS 39 first time adoption adjustments & reclassifications(*)	—	2.181.146
- Additions within the period	4.291.272	1.522.089
- Put options on Minority Interests	354.981	—
- Disposals (sale and redemption) within the period	(1.777.047)	(2.030.224)
- Gains / (losses) from changes in fair value	12.944	29.923
Balance at the end of the reporting period	6.453.378	3.571.228

Investment securities - held to maturity
Balance at 1 January	43.781	—
-Additions within the period	85.000	66.265
-Redemptions within the period	(23.101)	(22.484)

Balance at the end of the reporting period	105.680	43.781

(*)         Prior to adopting IAS 39, investment securities were accounted for and reported under local GAAP provisions.

44

NOTE 24: Investments in subsidiaries and associates and assets classified as held for sale

		Interest		Interest
	Country	(%)	31.12.2006	(%)	31.12.2005
Investments in subsidiaries
National Securities SA	Greece	100,00	18.170	100,00	18.170
Ethniki Kefalaiou Management of Assets & Liabilities	Greece	100,00	3.326	100,00	3.326
Diethniki Mutual Fund Management SA	Greece	81,00	11.029	81,00	11.029
National Management & Organisation Company SA	Greece	100,00	23.328	100,00	23.328
Ethniki Leasing SA	Greece	93,33	29.055	93,33	29.055
Ethniki Mutual Funds SA	Greece	100,00	1.175	100,00	1.175
NBG Balkan Fund	Cyprus	—	—	100,00	500
NBG Greek Fund Ltd	Cyprus	100,00	15.000	100,00	15.000
ETEBA Emerging Markets Fund Ltd	Cyprus	100,00	147	100,00	147
ETEBA Estate Fund Ltd	Cyprus	100,00	147	100,00	147
ETEBA Venture Capital Management Company Ltd	Cyprus	100,00	18	100,00	18
NBG Bancassurance SA	Greece	99,70	300	99,70	300
The South African Bank of Athens Ltd	S. Africa	91,43	13.940	91,41	16.070
National Bank of Greece (Cyprus) Ltd	Cyprus	100,00	39.779	100,00	40.105
NBG Management Services Ltd	Cyprus	100,00	951	100,00	959
Stopanska Bank AD (*)	Fyrom	92,25	98.737	71,19	72.010
United Bulgarian Bank Ad	Bulgaria	99,91	239.076	99,91	239.076
NBG International Ltd	UK	100,00	10.424	100,00	10.215
NBG Finance Plc	UK	100,00	74	100,00	73
Interlease AD	Bulgaria	100,00	3.834	87,50	1.086
ETEBA Bulgaria AD	Bulgaria	92,00	547	92,00	551
ETEBA Romania SA	Romania	100,00	893	100,00	919
NBG Luxembourg Holding SA	Luxembourg	94,67	71	94,67	71
NBG Luxfinance Holding SA	Luxembourg	94,67	71	94,67	71
NBG Funding Ltd	UK	100,00	10	100,00	10
Banca Romaneasca SA(*)	Romania	98,89	130.105	97,14	69.507
Ethniki General Insurance SA	Greece	76,74	379.842	76,65	379.153
Astir Palace Vouliagmenis SA	Greece	78,06	195.806	78,06	195.806
Astir Alexandroupolis SA	Greece	—	—	100,00	5.055
Grand Hotel Summer Palace SA	Greece	100,00	5.781	100,00	5.781
NBG Training Centre SA	Greece	100,00	328	98,00	115
Ethnodata SA	Greece	98,41	6.062	98,41	6.062
Kadmos SA	Greece	100,00	1.716	99,99	1.716
Dionysos SA	Greece	99,91	36.931	99,90	36.470
Ektenepol Construction Company SA	Greece	100,00	47.947	100,00	47.947
Mortgage Tourist Protypos SA	Greece	100,00	81.450	100,00	79.950
Hellenic Tourist Construction SA	Greece	77,76	20.542	77,76	19.871
Ethniki Agricultural Operations SA	Greece	100,00	16	100,00	19
NBG International Holdings BV	Holland	100,00	52.678	100,00	58.807
Eurial Leasing SRL	Romania	70,00	8.430	70,00	8.400
Finansbank SA(*)	Turkey	55,68	2.176.608	—	—
Vojvodjanska Banka A.D Novisad	Serbia	99,43	362.369	—	—
			4.016.713		1.398.070

(*) % of participation includes the effect of put option agreements

45

		Interest		Interest
	Country	(%)	31.12.2006	(%)	31.12.2005
Investments in associates
AGET Heracles	Greece	26,00	216.344	26,00	216.344
Phosphate Fertilisers Industries SA	Greece	24,23	—	24,23	40.189
Larko Metalourgical Company SA	Greece	36,43	4.352	36,43	4.352
Siemens Enterprice Communications A.E.	Greece	30,00	9.973	30,00	9.973
Eviop Tempo SA	Greece	21,21	2.438	21,21	2.438
Banking Information Systems ‘TEIRESIAS” SA	Greece	39,34	354	39,34	354
Hellenic Countrysides SA	Greece	20,23	340	20,23	340
Social Securities Fund Management SA	Greece	40,00	470	40,00	470
Klostiria Pellis	Greece	14,95	—	20,89	—
Planet Ernst &Young SA	Greece	33,18	3.565	31,72	3.565
			237.836		278.025

Assets classified as held for sale
National Bank of Greece (Canada)	Canada	—	—	100,00	19.476

In February 2006 the Bank sold NBG Canada to Scotia Bank. The consideration received was € 51.950. The gain arising from the sale amounted to €31.917 minus the expenses arising from the sale amounted to €1.164  are reported in Income Statement in “Net result from investment securities”.

46

NOTE 25: Intangible assets

	Goodwill	Software	Other	Total
Cost
At 1 January 2005	38	137.572	15.675	153.285
Foreign exchange differences	—	123	202	325
Transfers	(38)	(1.026)	328	(736)
Additions	—	7.435	10.075	17.510
Disposals	—	(1.034)	—	(1.034)
Merged subsidiaries	—	379	—	379
At 31 December 2005	—	143.449	26.280	169.729

Accumulated amortisation and impairment
At 1 January 2005	—	(123.115)	(1.453)	(124.568)
Foreign exchange differences	—	(108)	10	(98)
Transfers	—	1.128	163	1.291
Disposals	—	955	—	955
Amortisation charge for the period	—	(10.481)	(2.575)	(13.056)
Merged subsidiaries	—	(375)	—	(375)
At 31 December 2005	—	(131.996)	(3.855)	(135.851)

Net book amount at 31 December 2005	—	11.453	22.425	33.878

	Goodwill	Software	Other	Total
Cost
At 1 January 2006	—	143.449	26.280	169.729
Foreign exchange differences	—	54	(4)	50
Transfers	—	(1.754)	121	(1.633)
Additions	—	8.120	17.970	26.090
Disposals	—	(26)	—	(26)
At 31 December 2006	—	149.843	44.367	194.210

Accumulated amortisation and impairment
At 1 January 2006	—	(131.996)	(3.855)	(135.851)
Foreign exchange differences	—	(22)	(59)	(81)
Transfers	—	1.042	(385)	657
Disposals	—	26	—	26
Amortisation charge for the period	—	(5.780)	(3.919)	(9.699)
At 31 December 2006	—	(136.730)	(8.218)	(144.948)

Net book amount at 31 December 2006	—	13.113	36.149	49.262

The useful life of certain software has been extended of up to 10 years. The effect of change in accounting estimate on the Bank’s income statement was determined to €2,2 million.

47

NOTE 26: Property & equipment

			Vehicles &	Leasehold	Assets under
	Land	Buildings	equipment	improvements	construction	Total
Cost
At 1 January 2005	563.169	604.251	361.501	49.957	20.537	1.599.415
Foreign exchange differences	57	926	74	65	(11)	1.111
Merged subsidiaries	65.913	58.622	3.805	—	—	128.340
Transfers	(10.608)	(5.437)	284	2.300	(5)	(13.466)
Additions	2.141	9.178	21.497	3.850	8.570	45.236
Disposals and write offs	(2.631)	(5.205)	(4.041)	(519)	—	(12.396)
At 31 December 2005	618.041	662.335	383.120	55.653	29.091	1.748.240

Accumulated depreciation and impairment
At 1 January 2005	—	(221.469)	(281.107)	(35.976)	—	(538.552)
Foreign exchange differences	—	(102)	(82)	(17)	—	(201)
Merged subsidiaries	—	(8.950)	(3.212)	—	—	(12.162)
Transfers	—	49	(90)	(1.371)	—	(1.412)
Disposals and write offs	—	2.777	3.121	—	—	5.898
Charge for the period	—	(19.454)	(35.298)	(4.321)	—	(59.073)
At 31 December 2005	—	(247.149)	(316.668)	(41.685)	—	(605.502)

Net book amount at 31.12.2005	618.041	415.186	66.452	13.968	29.091	1.142.738

Cost
At 1 January 2006	618.041	662.335	383.120	55.653	29.091	1.748.240
Foreign exchange differences	—	79	236	(16)	32	331
Transfers	(1.805)	(916)	324	157	(152)	(2.392)
Additions	9	3.663	37.798	3.374	21.093	65.937
Disposals and write offs	(27.784)	(48.366)	(2.038)	(578)	(2.030)	(80.796)
At 31 December 2006	588.461	616.795	419.440	58.590	48.034	1.731.320

Accumulated depreciation and impairment
At 1 January 2006	—	(247.149)	(316.668)	(41.685)	—	(605.502)
Foreign exchange differences	—	(5)	(72)	15	—	(62)
Transfers	—	426	405	(57)	—	774
Disposals and write-offs	—	18.459	1.687	578	—	20.724
Charge for the period	—	(18.929)	(32.749)	(3.645)	—	(55.323)
At 31 December 2006	—	(247.198)	(347.397)	(44.794)	—	(639.389)

Net book amount at 31.12.2006	588.461	369.597	72.043	13.796	48.034	1.091.931

There is no indication of impairment of fixed assets at the balance sheet date.

48

NOTE 27: Deferred tax assets & liabilities

	31.12.2006	31.12.2005

Deferred tax assets:
Securities and derivatives	96.961	108.036
Tangible and intangible assets	8.420	9.303
Pension and other post retirement benefits	14.058	15.120
Other temporary differences	9.720	16.300
Deferred tax assets	129.159	148.759

	31.12.2006	31.12.2005
Deferred tax liabilities:
Securities and derivatives	62.121	76.575
Tangible and intangible assets	13.702	8.178
Other temporary differences	3.285	822
Deferred tax liabilities	79.108	85.575

	31.12.2006	31.12.2005
Deferred tax charge in the income statement:
Securities and derivatives	3.348	1.853
Tangible and intangible assets	(5.382)	(4.962)
Loans and advances to customers	(433)	(4.619)
Pension and other post retirement benefits	(1.063)	(412)
Other temporary differences	(9.461)	(2.005)
Deferred tax charge in the income statement	(12.991)	(10.145
Deferred tax through equity	—	36.521
Net deferred tax movement	(12.991)	26.376

NOTE 28: Other assets

	31.12.2006	31.12.2005

Accrued interest and commissions	406.477	508.324
Tax prepayments and other recoverable taxes	196.016	136.013
Trade receivables	12.984	12.179
Assets acquired through foreclosure proceedings	134.387	139.838
Prepaid expenses	32.085	28.135
Other	453.449	286.814
Total other assets	1.235.398	1.111.303

Other assets as at 31.12.2006 include an amount of € 83.687 relating to unsettled balances from securities transactions.

NOTE 29: Due to banks

	31.12.2006	31.12.2005

Demand deposits due to credit institutions	474.185	87.945
Time deposits due to credit institutions	284.418	284.457
Interbank deposits and amounts due to ECB	2.155.777	2.099.226
Amounts due to Central Bank	5.155	5.158
Securities sold under agreements to repurchase	2.929.419	2.479.265
Other	22.509	30.369
Total due to banks	5.871.463	4.986.420

49

NOTE 30: Due to customers

	31.12.2006	31.12.2005
Deposits:
Individuals	36.132.788	33.937.922
Corporate	5.534.297	4.404.633
Government and agencies	2.319.867	2.047.622
Total deposits	43.986.952	40.390.177
Securities sold to customers under agreements to repurchase	118.742	300.023
Other due to customers	458.970	370.000
Amounts due to customers	44.564.664	41.060.200

Included in due to customers are deposits, which contain one or more embedded derivatives. The Bank has designated these deposits as financial liabilities at fair value through profit and loss.The accumulated loss on these deposits as of December 31, 2006 was approximately €4.143 thousand.

NOTE 31: Other borrowed funds

	31.12.2006	31.12.2005
Fixed rate notes	183.007	215.983
Floating rate notes	2.329.067	1.808.068
Total	2.512.074	2.024.051

•                  NBG Finance plc, a wholly owned subsidiary of the Bank, issued:

a)                                      In June 2002, € 750 million callable subordinated floating rate notes guaranteed on a subordinated basis by the Bank due in June 2012. The notes are redeemable at the option of the Bank in or after June 2007. The notes carry interest at EURIBOR plus 80 bps to June 2007 and EURIBOR plus 210 bps thereafter, which is paid quarterly. The subordinated loan is carried at amortized cost. The commissions and other costs related to the issuance of those notes are amortized as interest expense on a constant yield basis over the period from the placement to the first redemption option.

b)                                     In June 2005, JPY 30 billion callable subordinated fixed rate notes guaranteed on a subordinated basis by the Bank due in June 2035. The notes may be redeemed at the option of the Bank in or after June 2015. The notes carry fixed rate interest of 2,755% which is payable semi-annually in arrears. The subordinated loan is carried at fair value since it has been designated as a financial liability at fair value through profit and loss. The net accumulated gain on this loan is approximately €8.161 thousand in 2006.

The proceeds of the above Notes issued by NBG Finance are lent to the Bank under loan agreements with the same terms as each one of the Notes referred to above.

•                  NBG Funding Ltd, a wholly owned subsidiary of the Bank, issued:

a)                                      In July 2003, € 350 million Series A Floating Rate Non – Cumulative Non Voting Preferred Securities. The notes carry interest at the 3-month EURIBOR plus 175 bps up until July 11, 2013 and EURIBOR plus 275 bps thereafter, which is paid quarterly.

b)                                     In November 2004, € 350 million Series B and USD 180 million Series C Constant Maturity Swap (“CMS”) Linked Subordinated Callable Notes guaranteed on a subordinate basis by the Bank. The notes are perpetual and may be redeemed by NBG Funding, in whole but not in part in November 2014 or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate for series B is 6,25% the first year and then is determined as the 10 year EUR CMS mid swap rate plus 12,5bps reset every six months and capped at 8% and for series C is 6,75% the first year and then is determined as the 10 year USD CMS mid swap rate plus12, 5 bps reset every six months and capped at 8,5% paid semi-annually.

50

c)                                      In February 2005, NBG Funding Ltd issued € 230 million Series D Constant Maturity Swap (“CMS”) Linked Subordinated Callable Notes guaranteed on a subordinate basis by the Bank. The notes are perpetual and may be redeemed by NBG Funding, in whole but not in part on 16 February 2015, or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate for series D is 6,00% until 16 February 2010, and thereafter determined as the difference of 10-year EUR CMS mid swap rate minus 2-year mid swap rate multiplied by four on annual basis capped at 10% and floored at 3,25%.

d)                                     On 8 November 2006, NBG Funding Limited issued £375 million Series E Fixed/Floating Rate Non-cumulative Guaranteed Non-voting Preferred Securities.  The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part on November 2016 or on any dividend date falling thereafter subject to the consent of the Bank.  The preferred dividend rate for series E is fixed at a rate of 6,2889% per annum until 8 November 2016 and thereafter floating equal to 2.08 per cent per annum above the London Interbank Offered Rate for three-month Sterling deposits.  The dividends are payable annually in arrear on 8 November in each year, until 8 November 2016, following which quarterly in arrear on 8 February, 8 May, 8 August and 8 November in each year.

The proceeds of the instruments issued by NBG Funding were lent to NBG Finance through Eurobond issues and ultimately lent to the Bank under loan agreements with the same terms as each one of the instruments referred to above but with a 30-year maturity.

NOTE 32: Other liabilities

	31.12.2006	31.12.2005

Accrued interest and commissions	257.934	288.218
Creditors and suppliers	220.307	173.531
Amounts due to government agencies	367.289	409.426
Other provisions	13.581	32.959
Taxes payable - other than income taxes	26.514	22.188
Accrued expenses and deferred income	62.688	30.361
Payroll related accruals	32.487	38.773
Dividends payable	12.516	12.698
Other	595.257	636.388
Total other liabilities	1.588.573	1.644.542
Current tax liabilities	167.501	139.375
Total	1.756.074	1.783.917

Other liabilities as at 31.12.2006 include an amount of  € 94.543 relating to unsettled balances from securities transactions and liabilities from puttable instruments of € 361 million.

The movement of other provisions may be summarised as follows:

	2006	2005
Balance at 1 January	32.959	32.263
Foreign exchange differences	(146)	457
Provisions charged to income statement during the year	18	239
Non-utilised provisions reversed	(17.858)	—
Provisions utilised during the year	(1.392)	—
Balance 31 December	13.581	32.959

51

NOTE 33: Contingent liabilities and commitments

a. Legal proceedings

The Bank is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the financial position of the Bank.

b. Pending Tax audits

The Bank has been audited by the tax authorities up to 2004 inclusive. The tax authorities have not yet audited 2005& 2006 and accordingly tax obligations for the both year not be considered final. Additional taxes and penalties may be imposed as a result of such tax audit; although the amount cannot be determined at present, it is not expected to have material effect on Bank’s net assets.

c. Capital Commitments

In the normal course of business, the Bank enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by a bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Bank. The Bank’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	31.12.2006	31.12.2005

Commitments to extend credits	13.861.830	10.386.660
Standby letters of credit	259.746	136.915
Financial Guarantees	3.036.973	2.617.421
Total	17.158.549	13.140.996

d. Assets pledged

	31.12.2006	31.12.2005

Assets pledged as collaterals	2.082.583	1.517.188

e. Operating lease commitments

	31.12.2006	31.12.2005

No later than 1 year	19.200	17.609
Later than 1 year and no later than 5 years	70.801	56.570
Later than 5 years	49.300	64.215
Total	139.301	138.394

52

NOTE 34: Share capital, share premium and treasury shares

Share capital	No of shares	€’000s

At 1 January 2005	331.575.511	1.492.090
Merger through absorption of subsidiaries:
Share capital authorised, issued and fully paid on merger with National Investment Company	5.023.534	123.585
Share capital authorised, issued and fully paid on merger with National Real Estate	2.670.367	80.672
At 31 December 2005	339.269.412	1.696.347

Increase of share capital above par value	135.707.764	678.539
Share options exercised	310.043	1.550
At 31 December 2006	475.287.219	2.376.436

The total number of ordinary shares as at 31 December 2005 was 339.269.412 with a nominal value of €5 per share .The total number of ordinary shares as at 31 December 2006 was 475.287.219 with a nominal value of €5 per share.

The movement is as follows:

On 1 June 2006 the 2nd Repeat General Meeting of the Bank’s shareholders approved the share capital increase of € 3 billion through a rights issue to existing shareholders at a ratio of 4 new shares to 10 existing at a price of €22,11 for each new share.  The share capital increase was completed and fully subscribed on 5 July 2006 and was authorized by Approval K2-10274/7.7.2006 of the Ministry of Development.  Consequently, the Bank’s share capital was increased by €678.539 with the issue of 135.707.764 new shares. The difference from the issue of shares above par value of a total amount of €2.321.960 less the share capital issue costs net of tax of € 64.064 was credited to the “share premium account”.

On 21 December 2006, following the Bank’s stock option program the share capital was increased by €1.550 with the issue of 310.043 shares.

Share Premium	2006	2005

At 1 January	—	32.393
Merger through absorption of National Investment	—	13.100
Merger through absorption of National Real Estate	—	(45.493)
Increase of share capital above par value	2.321.960	—
Share options exercised	5.829	—
Share capital issue costs (net of tax)	(64.064)	—
At 31 December	2.263.725	—

Treasury Shares	No of shares	€’000s

At 1 January 2005	1.457.311	29.518
Purchases of treasury shares	370.000	10.179
Sales of treasury shares	(1.792.311)	(38.612)
At 31 December 2005	35.000	1.085

Purchases of treasury shares	100.000	3.405
At 31 December 2006	135.000	4.490

The Bank’s Annual Ordinary General Meeting of its Shareholders held on 27 April 2006, approved an own shares buy-back programme pursuant to Article 16 par. 5 et seq. of Codified Law 2190/1920, providing for the purchase, by the Bank, of own shares up to 10% of its total shares at a minimum price of €5 and a maximum of €60 per share from 2 May 2006 through 27 April 2007.

53

NOTE 35: Reserves & Retained Earnings

	31.12.2006	31.12.2005

Statutory reserve	244.363	212.652
Available for sale securities reserve	(6.805)	41.139
Other reserves and retained earnings	1.245.319	1.023.436
Total reserves & retained earnings	1.482.877	1.277.227

Before paying dividends, the Bank, in accordance with its Articles of Association & Greek corporate law (codified law 2190/20) must allocate between 5% & 20% of its net profits to the statutory reserve until this reserve equals at least one half of the Bank’s share capital.

Tax exempt reserves -amount €116 millions-until their capitalisation or distribution (untaxed reserves) are included in other reserves, and retained earnings and represent profits made on the sale of shares, property, bonds and other similar assets taxed at special rates such as interest earned on treasury bills and bonds.

Other reserves & retained earnings include an amount of  €3.383 th.representing a cash flow hedging instrument used to hedge the currency risk associated with a forecast transaction denominated in TRY.

The movement in the available for sale securities reserve may be summarised as follows:

Available for sale securities reserve	2006	2005

At 1 January	41.139	105.153
Net (gains) / losses from changes in fair value of AFS investments	52.598	38.675
Net result transferred to income statement	(100.542)	(102.689)
At the end of the reporting period	(6.805)	41.139

NOTE 36: Dividends per share

The Bank’s Annual Ordinary General Meeting of its Shareholders held on 27 April 2006 approved the payment of a €1 dividend per share for the financial year 2005. Entitled to the dividend were the holders of Bank’s shares as at the closing of the Athens Exchange session of 2 May 2006. As from 3 May 2006 the Bank’s shares are traded ex-2005 dividend. The dividend was paid on 11 May 2006.

The dividend proposed by the Board of Directors for 2006 is subject to the approval of the upcoming Annual Ordinary General Meeting and amounts to €1 per share.

NOTE 37: Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalent consist of the following balances with less than three months maturity from the acquisition date.

	31.12.2006	31.12.2005

Cash and balances with central banks	1.029.664	1.134.970
Treasury bills and other eligible bills	19.352	—
Due from banks	2.563.590	1.511.524
Total cash and cash equivalents	3.612.606	2.646.494

54

NOTE 38: Related–party transactions

The nature of the related party relationships for those related parties with whom the Bank entered into significant transactions or had significant balances outstanding at 31 December 2006 and 31 December 2005 are presented below. Transactions with related parties were entered into during the course of business at market rates.

a. Transactions with management

The Bank entered into banking transactions with members of the Board of Directors and General Managers of the Bank, in the normal course of business. The list of the members of the Board of Directors is shown under Note 1. As of 31 December 2006,loans, deposits and letters of guarantee amounted to €2.792 thousand, €2.707 thousand and €2 thousand respectively. Total compensation including salaries and other short-term benefits, post employment and other long-term benefits and termination benefits amounted to €8.213 thousand. Related parties of the Bank were also granted 875.220 options under stock option program approved by the General Meeting of Shareholders on 22 June 2005 (see note 11).

b. Other related party transactions
In million	31.12.2006	31.12.2005

Loans and advances to customers	2.652	1.453

Due to customers	3.740	3.004

Letters of guarantee	83	149

Interest and commission income	103	58
Interest and commission expense	208	168

55

NOTE 39: Acquisitions, disposals and other capital transactions

1.             Acquisitions and disposals

I.

In January 2006, following its Board of Directors decision on 20 December 2005, the Bank participated in the share capital increase of its subsidiary Banca Romaneasca. The share capital increase was concluded in February 2006. Ultimately, 122,5 million new shares were issued and the Bank currently controls 194,4 million shares (98,88%).

II.	In January 2006, the Bank concluded the sale of its subsidiary ASTIR Alexandroupolis. The total consideration received was €6,5 million.

III.	On 3 February 2006, the Bank concluded the agreement for the sale of its subsidiary National Bank of Greece (Canada) to Scotiabank. The total consideration received was CAD 71,3 million.

IV.

On 18 August 2006, NBG acquired from FIBA Group, 46% of Finansbank ordinary shares and 100% of the Founder Shares for a consideration of USD 2.323 million and USD 451 million respectively. The sellers, FIBA Group retain a residual stake of 9,68% in the ordinary share capital of Finansbank, which is subject to put and call agreements, as provided for in the shareholders’ agreement between the Bank and the Sellers, exercisable for a two year period commencing two years after closing of the Acquisition at a multiple of between two and a half and three and a half times the book value of the Finansbank’s share, subject to certain performance criteria. From the Mandatory Offer which lasted from 8 January to 29 January 2007, the Bank acquired a further 43,44% holding of the share capital. Therefore, the total participation in ordinary share capital of Finansbank amounts to 89,44%.

V.

On 12 September 2006, the National Bank of Greece (“NBG”) and the Republic of Serbia entered into a definitive agreement for the acquisition of 99,4% of the share capital of Vojvodanska Banka a.d. NoviSad (Vojvodanska) by NBG. NBG paid to the Republic of Serbia on the closing of the transaction €360 million in cash for the acquisition of 99,4% of Vojvodanska’s share capital. A further €25 million has also been deposited by NBG in a escrow account until December 2007. The escrow is set against certain expected recoveries from Vojvodanska’s fully provided non-performing loan portfolio and would be released to NBG on a € to € basis against any shortfall in the recoveries.

VI.

On 19 October 2006 NBG and the shareholders of P&K Investment Services SA signed the SPA, whereby NBG will acquire 100% of P&K Investment Services SA. The consideration agreed upon amounted to €48,7 million. The main part of the consideration will be paid to the sellers upon closing. The remaining part will be released to the sellers three years after the acquisition, conditional on the attainment of key targets set out in the pre-agreed business plan. The transaction is expected to close within the 1st quarter of 2007, subject to obtaining all regulatory approvals.

VII.

From 11 through to 25 December 2006, the Bank via a Mandatory Tender Offer acquired 191,2 million shares of Finans Leasing, corresponding to 2,55% of its share capital and 72,3 million shares of Finans Investment Trust, corresponding to 5,3% of its share capital. The total consideration paid amounted to €4,2 million and €0,6 million respectively.

2.             Mergers through absorption

National Bank of Greece and National Real Estate

The Boards of Directors of the Bank and National Real Estate, further to their decisions (dated 29/7/2005) regarding the merger of the two companies through absorption of the latter by the Bank, proposed to the General Meetings of their Shareholders the following share exchange ratio: 2 shares of the absorbing National Bank for 15 shares of the absorbed National Real Estate. Approval by regulatory authorities to initiate the merger procedures was obtained in October 2005 (Greek Government Gazette issue 11146/21.10.2005). PricewaterhouseCoopers and KPMG were engaged as auditors to certify the book value of National Bank of Greece’s and National Real Estate’s assets respectively, as at the merger balance sheet date (31/7/2005) and opine on the fairness of the share swap ratio. PricewaterhouseCoopers and KPMG issued their fairness opinion on the share swap ratio. On 3 February 2006, the second repeat General Meeting of the Bank’s Shareholders approved the above merger under the terms proposed by the Board of Directors.

On 31 March 2006, the Ministry of Development approved the aforementioned merger and as of the same date the National Real Estate was permanently deregistrated from the Registrar Of Companies (Ref. Of Merger Approval: K2-4813, Ref. Of Deregistration: K2-744).

On completion of the merger and cancellation of National Real Estate shares owned by National Bank, the Bank’s total number of shares increased by 2.670.367 shares which, added to existing shares and raised the total number of the Bank’s shares to 339.269.412.

56

NOTE 40: Post balance sheet events

1. Acquisitions & Disposals

From 8 January through to 29 January 2007, the Bank acquired via the Mandatory Tender Offer 5.430 million shares of Finansbank, corresponding to 43,44% of its share capital.  The total consideration paid amounted to €1.733 million.  Therefore, the total participation in share capital of Finansbank amounts to 89,44%.

On 24 January 2007, the Bank and International Finance Corporation (IFC) signed an agreement by which IFC will acquire shares of Finansbank of up to 5% of its share capital after the completion of the Mandatory Tender Offer.  The price per share to IFC was determined to be the price per share paid by the Bank to the Finansbank shareholders during the Mandatory Tender Offer.

From 1 February up to 14 March 2007, the Bank acquired 858.429 shares of Finansbank for the consideration of €2,6million (TRY 4,8 million).

NOTE 41: Reclassifications

Certain amounts in prior periods have been reclassified to conform to the current presentation.

Income Statement

	31.12.2005
	As restated	As previously reported	Reclassifications
Personnel expenses	(657.640)	(657.640)	—
General & administrative expenses & other provisions	(212.665)	(212.431)	234
Depreciation & amortisation charges	(72.146)	(72.146)	—
Other operating expenses	(12.247)	(12.481)	(234)
Total operating expenses	(954.698)	(954.698)	—

NOTE 42: Foreign Currency Rates

Following rates were used for the translation of foreign branches:

From	To	Fixed rate as at 31.12.2006	Average rate 01.01.06 to 31.12.2006

ALL	EUR	0,00807	0,00854
CYP	EUR	1,72951	1,74133
EGP	EUR	0,13157	0,14085
GBP	EUR	1,48920	1,46725
RSD	EUR	0,01266	0,01223

57

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis
(Registrant)

Date : 22nd March, 2007

Vice Chairman – Deputy Chief Executive Officer